

2022

CHEMUNG FINANCIAL CORPORATION

ANNUAL REPORT



Bank Anywhere, Anytime.

ALBANY
132 State St., Albany
65 Wolf Rd., Albany
581 New Loudon Rd., Latham
1365 New Scotland Rd., Slingerlands

BRADFORD, PA
5 W. Main St., Canton
159 Canton St., Troy

BROOME
127 Court St., Binghamton
100 Rano Blvd., Vestal

CAYUGA
110 Genesee St., Auburn
185 Grant Ave., Auburn

CHEMUNG
One Chemung Canal Plaza, Elmira
628 W. Church St., Elmira
100 W. McCanns Blvd., Elmira Heights
29 Arnot Rd., Horseheads
602 S. Main St., Horseheads
951 Pennsylvania Ave., Southport

CORTLAND
1094 Highway 222, Cortland

ERIE
9159 Main St, Suite 1B, Clarence

SARATOGA
25 Park Ave., Clifton Park
3057 Route 50, Saratoga Springs

SCHENECTADY
2 Rush St., Schenectady

SCHUYLER
303 W. Main St., Montour Falls
318 N. Franklin St., Watkins Glen

SENECA
54 Fall St., Seneca Falls

STEUBEN
201 Bath Plaza, Bath
149 W. Market St., Corning

TIOGA
203 Main St., Owego
405 Chemung St., Waverly

TOMPKINS
909 Hanshaw Rd., Ithaca
304 Elmira Rd., Ithaca
806 W. Buffalo St., Ithaca

Financial Highlights

(in thousands, except per share data and employee count)

Operating Results - Year Ended December 31:	2022	2021	% of Change
Net interest income	$74,179	$65,589	13.1%
Provision (credit) for loan losses	(554)	17	N/M
Other operating income:			
Wealth Management Group fee income	10,280	11,072	(7.2)%
Other income	11,156	12,798	(12.8)%
Other operating expenses	59,280	55,682	6.5%
Income tax expense	8,106	7,335	10.5%
Net income	$28,783	$26,425	8.9%

At Year End:

Assets	$2,645,553	$2,418,475	9.4%
Loans, net of deferred loan fees	1,829,448	1,518,249	20.5%
Allowance for loan losses	19,659	21,025	(6.5)%
Deposits	2,327,227	2,155,433	8.0%
Shareholders' equity	166,388	211,455	(21.3)%
Employees (full-time equivalent)	340	337	0.9%

Share and Per Share Data:

Net income	6.13	5.64	8.7%
Book value, at year end	35.32	45.09	(21.7)%
Tangible book value, at year end	30.69	40.44	(24.1)%
Dividends declared	1.24	1.19	4.2%
Shares outstanding (average)	4,693	4,683	0.2%

Ratios:

Allowance for loan losses to total loans	1.07%	1.38%	
Return on average assets	1.15%	1.09%	
Return on average equity	15.93%	12.94%	
Return on average tangible equity	18.12%	14.49%	
Efficiency ratio (adjusted)	61.71%	61.71%	

Trust Assets Under Administration (market value):

as Fiduciary	$1,639,794	$1,941,412	(15.5)%
as Custodian	413,156	383,413	7.8%
	$2,052,950	$2,324,825	(11.7)%

Common Stock Market Prices and Dividends Paid During Past Two Years:

December 31, 2022	High	Low	Dividends
4th Quarter	$47.99	$41.21	$0.31
3rd Quarter	48.38	41.80	0.31
2nd Quarter	47.48	40.88	0.31
1st Quarter	47.14	45.25	0.31

December 31, 2021	High	Low	Dividends
4th Quarter	$48.33	$44.29	$0.31
3rd Quarter	48.30	42.81	0.31
2nd Quarter	46.60	42.09	0.31
1st Quarter	44.73	33.46	0.26

2022 Annual Letter to Shareholders

For nearly 190 years, Chemung Canal Trust Company has executed with conviction its community-banking model. As our country emerges from the pandemic, we are proud of the support we extended to our communities. 2022 was certainly a dynamic year. Now, as new challenges emerge, we remain committed to providing the stakeholders of Chemung Financial Corporation the same high level of assistance and service that has been the hallmark of our proud Company.

The economic environment of 2022 changed quickly as the urgency, if not the presence, of the pandemic lifted from our communities. Although a renewed sense of normalcy evolved, the ramifications of the pandemic steadily became evident. Inflation and rising interest rates created an uncertain outlook for our industry. In addition, the Russian invasion of Ukraine added to these levels of uncertainty. During the year, the consumer price index (CPI) increased 6.5 percent, primarily driven by increases in food and energy prices. As a result, the Federal Reserve Board (FRB) raised interest rates by 425 basis points to combat rising inflation.

Despite these challenges, we are pleased to report a record year for the Corporation. Earnings at year-end 2022 totaled $28.8 million, or $6.13 per share, representing the highest annual earnings and highest earnings per share (EPS) in the Bank's history, a year-over-year increase of 8.9 percent and 8.7 percent, respectively.

Our balance sheet growth was strong in 2022. Assets increased by 9.4 percent and totaled $2.646 billion at year-end. In total, net loans increased 20.9 percent from the prior year, representing growth from significant activity across all lending segments. Specifically

noteworthy was production in the commercial, residential mortgage, and indirect auto business lines. Net interest income increased 13.1 percent, primarily due to increases in average loan yields and a $101.0 million increase in average loan balances. The Bank maintained its standard of exceptional credit quality, with non-performing loans representing only 0.45 percent of the total loan portfolio. These components drove results, with return on average assets yielding 1.15 percent, along with a return on average equity of 15.93 percent, representing improvements of 5.5 percent and 23.1 percent, respectively.

Indicative of the Bank's strong credit quality, the final $2.4 million pandemic-related portion of the allowance for loan losses was released, and we no longer hold an allowance associated with COVID-19. As previously noted, we established the specific allowance at the onset of the pandemic in anticipation of potential credit stress created by the crisis.

Our traditionally low-cost deposits remained stable during the first half of the year. However, even our very strong deposit franchise was not immune to market forces. The Bank's funding costs accelerated as the year progressed. Loan growth was funded through a combination of organic deposit growth, brokered certificates of deposit, and overnight borrowing from the Federal Home Loan Bank of New York. In spite of rising funding costs, our asset-sensitive balance sheet reacted positively to the rising rate environment, resulting in a noteworthy boost to net-interest income of 13.1 percent year-over-year.



The Corporation's Wealth Management Group again had a strong year in 2022. In spite of continued market volatility and downward pressure, investment performance remained positive on a relative basis and now exceeds seven years of benchmark assessments. Equally important, new client acquisition and client retention remained robust and our teams exceeded their targeted benchmarks in these key areas. For the second year in a row, the Corporation's brokerage arm, CFS Group, Inc., had a meaningful impact on the company, exceeding $1 million in revenue in 2022.

The Bank continues to enhance its distribution platform to foster growth. Our office in Western New York, now in its second year of service, continues to make a significant impact on the Bank's success. Under new leadership in this market, total loans now exceed $80 million and make a meaningful contribution to the Corporation's net interest income. Management and the Board of Directors are committed to building a solid presence in Western New York, and we look forward to making our full complement of products and services more readily available in this community in the near future.

In 2022, the Corporation maintained a strong focus on the execution of its long-term strategic plan with a particular emphasis on mitigating risk and promoting efficiency. We continue to elevate our customer service commitment to create a frictionless, efficient and secure experience, especially through the Bank's evolving digital banking platforms. Digital roadmaps for each line of business guide our implementation, execution, and investment in an effort to enhance internal and external interaction. Digital product usage is broadly tracked to understand the digital needs of our customers and further refine those initiatives. In 2023, we continue our focus on evaluating digital products, while identifying opportunities to enable a holistic view of client relationships.

As community bankers, we embrace our corporate responsibility. This requires inclusion, volunteerism, financial support, thoughtful partnerships and the responsible oversight of our environmental impact. In 2022, over half of our employees volunteered over 8,100 hours outside of their normal workdays in our communities. The Corporation distributed more than $540,000 to our communities in the form of sponsorships and contributions.

In 2022, we continuously reviewed our process to make banking services more accessible to the unbanked and underbanked populations in the communities we serve. In conjunction with the national organization Cities for Financial Empowerment Fund, the Bank successfully launched a new account product, BankOn Checking, aimed at breaking down barriers associated with the account-opening process. Our BankOn Checking Account is certified as meeting over 25 national requirements for a safe and affordable consumer transaction account.

We work to assist our communities through financial-literacy efforts and collaboration with small businesses. We focus on helping to provide financial services which enhance the economic opportunities for minority, women, and veteran businesses continuing our long tradition in helping to create small business and encourage entrepreneurs. We are humbled and proud of the effort and dedication of our colleagues as they assist our neighbors and raise up those in need. This year, they exhibited the same signature characteristics that have been a meaningful piece of our culture for 190 years.

At last year's annual meeting, Larry H. Becker retired from Chemung Financial Corporation's Board of Directors. Larry was a strong advocate of our ...

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ELMIRA, NY

4

2022 Annual Letter to Shareholders - Continued

Company and had a direct and meaningful impact on our success as we expanded into, and grew in, the Capital Region. We thank Larry for his years of service, wise oversight and commitment to our great Company. This year, the Board welcomed Joseph F. Meade IV, of Hammondsport, NY as a Director to the Boards of Chemung Financial Corporation and Chemung Canal Trust Company. Mr. Meade, President & CEO of Mercury Corporation, brings strong executive-level experience to our Board that will provide our company with immediate and impactful leadership.

October of 2023 will mark Chemung Canal Trust Company's 190th Anniversary. Our core banking principles, strong leadership and ability to adapt have enabled this great company to withstand every obstacle and economic anomaly since 1833. 2023 will certainly present its share of new challenges as the potential for a recession looms and the national economy continues to experience elevated levels of inflation. The FRB has committed to slowing growth in an effort to reverse broad-based inflationary pressures. Although an environment such as this may affect our Corporation's earnings and credit performance, we are confident in our ability to react prudently as these situations continue to evolve.

2023 has already produced unique events that have heightened focus on the banking industry. In March, after the shuttering of two of the country's larger banks, an immediate sense of unease permeated our communities, and our bankers reacted quickly to address the concerns of our clients and our employees. Unlike these failed banks, Chemung is well-positioned to withstand mounting inflationary pressures, rising interest rates and an inverted yield curve. The Bank continues to be considered well capitalized by our State and Federal regulators and has strong risk programs in place to manage potential market disruption. Our deposit base encompasses a diverse cross-section of customers and sources, which effectively protects us from industry-specific downturns. Further, low risk securities on our balance sheet safeguard our exposure to these exceptional conditions and provide a strong buffer against inevitable market disturbances.

Chemung Financial Corporation is poised and ready to deliver strong results for our stakeholders. We will again execute on our defined business models, build on our past successes, and confidently manage through the challenges that lie ahead. We continue to focus on our core values and support the well-being, growth and prosperity of our employees, clients, shareholders, and communities.

We thank you for your continued support of our great company.

Anders Tomson

Anders M. Tomson
President & CEO

David J Dalrymple

David J. Dalrymple
Chairman of the Board

SCHENECTADY, NY



↑ **8.9%**

$28.8 million

Net Income

↑ **9.4%**

$2.6 billion

Total Assets

↑ **23.1%**

15.93%

Return on
Average Equity

↑ **5.5%**

1.15%

Return on
Average Assets

unchanged

61.71%

Efficiency Ratio

↑ **4.2%**

$1.24

Dividends Declared
Per Share

$0.31

Quarterly Cash
Dividend

↓ **24.1%**

$30.69

Tangible Book
Valie Per Share

9.53%

Five-Year
Shareholder Return

2022 by the Numbers

Over 8,100 hours

Volunteered by
our Employees

Over 50%

Of our Employees
Volunteered

Over $540,000

To our Communities
through Sponsorships
& Contributions



Board of Directors

The Annual Meeting of Shareholders will be held on Tuesday, June 6, 2023, at 2:00 p.m.



Anders M. Tomson
President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



Raimundo C. Archibold, Jr.
Managing Director,
Schwartz Heslin Group, Inc.



Ronald M. Bentley
Retired President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



David M. Buicko
President & CEO
Galesi Group



David J. Dalrymple
Chairman of the Board
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.; President
Dalrymple Gravel & Contracting



Robert H. Dalrymple
Vice President & Secretary
Dalrymple Holding Corporation
President, Seneca Stone
Corporation; Vice President,
Chemung Contracting Corporation



Richard E. Forrestel, Jr.
Treasurer
Cold Spring Construction Co.



Denise V. Gonick
Owner & Strategic Advisor
Cross Sound Concepts



Stephen M. Lounsberry, III
President
Applied Technology
Manufacturing Corporation



Joesph F. Meade, IV
President & CEO
Mercury Corporation Inc.



Jeffrey B. Streeter
President
Streeter Associates



G. Thomas Tranter, Jr.
Retired President
Corning Enterprises



Thomas R. Tyrrell
Vice President
NFP Corporation

Executive Management Team



Anders M. Tomson
President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



L. Dale Cole
Executive Vice President
Chief Information Officer



Peter K. Cosgrove
Executive Vice President
Chief Credit Officer &
Chief Risk Officer



Daniel D. Fariello
President
Capital Bank Division



Kimberly A. Hazelton
Executive Vice President
Retail Client Services



Scott T. Heffner
Senior Vice President
Director of Marketing



Jeffrey P. Kenefick
Regional President
Chemung Canal Division



Karl F. Krebs
Executive Vice President
Chief Financial Officer
& Treasurer



Kathleen S. McKillip
Vice President
Corporate Secretary



Mary E. Meisner
Senior Vice President
Senior Risk Officer



Duane W. Mittan
Senior Vice President
& Chief Auditor



Monica L. Ridosh
Vice President
Director of Human Resources &
Chief Diversity Officer



Thomas W. Wirth
Executive Vice President
Wealth Management Group

Dividend Reinvestment and Stock Purchase Plan: Registered shareholders of Chemung Financial Corporation, through The Dividend Reinvestment and Stock Purchase Plan, may reinvest their dividends or make quarterly cash payments to purchase additional stock of the Corporation. Shareholders not enrolled in the plan may view and print a descriptive brochure and enrollment form at www.astfinancial.com or receive the plan documents upon written request to the Corporation's Secretary at the following address: Chemung Financial Corporation, Attn: Corporate Secretary, P.O. Box 1522, Elmira, NY 14902-1522.

regulatory environment, and changes in general business and economic trends. Information concerning these and other factors can be found in the Corporation's 2022 Annual Report on Form 10-K. These filings are available publicly on the SEC's website at http://www.sec.gov, on the Corporation's website at http://www.chemungcanal.com or by written request to: Kathleen S. McKillip, Corporate Secretary, Chemung Financial Corporation, One Chemung Canal Plaza, Elmira, NY 14901. Except as otherwise required by law, the Corporation undertakes no obligation to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Form 10-K Annual Report: A copy of the Corporation's Form 10-K Annual Report is available without charge to shareholders after April 28, 2023, upon written request to the Corporation's secretary. A copy is also available on our Transfer Agent, American Stock Transfer & Trust Company's website at www.astproxyportal.com/ast/01079.

Capital Bank Advisory Board

Carl Becker
Vice President & Counsel
The Windsor Companies

Larry Becker
Chief Operating Officer
The Windsor Companies

Kenneth Brownell
Managing Director
Vanguard-Fine, LLC

Jonathan deForest
President & Principal
BBL Construction Services,
LLC

Michael Elmendorf
President & CEO
Associated General
Contractors of NYS

Paola Horvath
Owner
Orange Theory Fitness

Gerald Jennings
Former Mayor
City of Albany

Spencer Jones
Vice President of Operations
Cass Hill Development

Robert Kind
Managing Shareholder
Teal, Becker & Chiaramonte
CPAs

Raymond Kinley, Jr.
Retired President & CEO
Clough Harbour & Associates

John Maloy
Managing Partner
James H. Maloy, Inc.

Dr. Lee McElroy
Director of Athletics
& Associate Vice President
Rensselaer Polytechnic
Institute

Mark Rosen
President
Dawn Homes Management

Jacqueline Rosetti-Falvey
President
Rosetti Properties

Dean Rueckert
Past President
Rueckert Advertising

Edward Trombly
Partner
Barclay Damon

Senior Vice Presidents

Laura Bennett
Retail Lending

Catherine Crandall
WMG Estate Administration

Christopher Kelly
WMG Retirement Services

Elizabeth Kraus
Commercial Lending

Mark Lasch
WMG Investment Services

James Morton, IV
WMG Investment Services

Joseph Tascone
WMG Investment Services

Thomas Whitaker
Finance

Vice Presidents

Roberta Bastow
Commercial Lending

Michael Battersby
Support Services

Kellea Bauda
Business Banking

Michael Blatt
WMG Investment Services

Gregory Bruno
Business Banking

Peter Capozzola
WMG Investment Services

Marci Cartwright
CFS Group, Inc.

Christopher Coletta
Commercial Lending

Christopher Conklin
Information Security

Alison Conklin-Devita
Regulatory Risk

Joshua Cukerstein
Commercial Lending

Bryce Cutler
Business Banking

Shelby Fay
WMG Investment Services

Mark Fife
Business Banking

Yvette Francisco
Loan Review

Nathan Gage
WMG Retrement Services

Kevin Harrigan
Commercial Lending

Darick Harriger
Information Technology

Michael Hart
WMG Estate Administration

James Hartle
Branch Administration

Mary Keefe
Business Services

James Kresge
Commercial Credit

Danielle Krisko
Business Banking

Sarah Manasse
Commercial Lending

Mary Anne Narosky
Business Client Services

Michael Novotny
Branch Administration

Nino Pellegrino
Business Banking

Kathryn Rayne
Finance

Jennifer Sczepanski
Branch Administration

John Stempin
Finance

Gregory Stewart
WMG Investment Services

Billie Taft-Sitler
Commercial Lending

Kristina Vaselewski
WMG Prestige Banking

Cortni Wickham
Commercial Credit

Tyler Wilson
Compliance

Assistant Vice Presidents

Kimberly Bailey
Canton & Troy

Bruce Boughton
Montour Falls & Watkins Glen

Kevin Brimmer
WMG Investment Services

Dena Carrigan
Horseheads

Pamela Colomaio
Bath & Corning

Joel Crimmins
Commercial Lending

Jennifer Cruise
WMG Support Services

Sarah Darling
Human Resources

Garrett Dawson
Wolf Road & Schenectady

Austin Farrell
WMG Estate Administration

Deborah French
Main Office

Judith Frisk
Arnot Road & Westside

Sandra Grooms
Ithaca

Tara Humphrey
Loan Operations

Tonya Johnson
Regulatory Risk

Barbara Keller
Indirect Lending

Mohammad Khan
Latham & Slingerlands

Zachary Knapp
Municipal Banking

Megan Kozdemba
Real Estate Lending

Heather Machmer
Commercial Lending

Andrea McClure
WMG Tax Services

Julianne Meeker
Information Technology

Lenora Phillips
Real Estate Lending

Kyle Reyell
Municipal Banking

Sara Soprano
WMG Retirement Services

Charolette Truxal
Binghamton & Vestal

Mary Beth Uebrick
Real Estate Lending

Heidi Wahl
WMG Estate Administration

Patrick Ward
WMG Prestige Banking

Tracey Wardwell
Clifton Park & Wilton

Jon Wilcox
Auburn & Seneca Falls

Sue Williams
Owego & Waverly

Kristen Woodward
Digital Client Experience

Lauren Zell
WMG Retirement Services

Assistant Treasurers

Wendy Bixler
Logistical Support

Heidi Cleary
Resource Recovery

Kathleen Cook
Executive Specialist

Tonya DeLige
Account Services

Jebb Dennis
Enterprise Project
Management

Erica Gaylord
Branch Administration

Jolie Guiles
Contact Center

Daniel Hoover
Information Technology

Carol Kane
Southport

Alice Kiser
Regulatory Risk

Lyanna Liu
Audit

Jody Scott
Elmira Heights

Ashley Skiff
Account Services

Andrew Stockwell
Cortland

Sarah Williamson
Business Services

BUFFALO, NY





Chemung Financial
Corporation

2022 Annual Report





GROUP, INC.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission File Number 001-35741



CHEMUNG FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

New York	**16-1237038**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Chemung Canal Plaza, Elmira, New York	**14901**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (607) 737-3711

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par Value $0.01 Per Share	CHMG	Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller Reporting Company ☒ Emerging Growth Company ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based upon the closing price of the registrant's Common Stock as of June 30, 2022, the aggregate market value of the voting stock held by non-affiliates of the registrant was $176,967,568.

As of March 10, 2023, there were 4,708,557 shares of Common Stock, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2023 are incorporated by reference into Part III, Items 10, 11, 12, 13, and 14 of this Form 10-K.

CHEMUNG FINANCIAL CORPORATION

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

Some of the information contained in this report concerning the markets and industry in which we operate is derived from publicly available information and from industry sources. Although we believe that this publicly available information and information provided by these industry sources are reliable, we have not independently verified the accuracy of any of this information.

To assist the reader, the Corporation has provided the following list of commonly used abbreviations and terms included in Parts I through IV.

Abbreviations

ACL	Allowance for Credit Losses
AFS	Available for sale securities
ALCO	Asset-Liability Committee
AOCI	Accumulated Other Comprehensive Income
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Bank	Chemung Canal Trust Company
Basel III	The Third Basel Accord of the Basel Committee on Banking Supervision
BHCA	Bank Holding Company Act of 1956
Board of Directors	Board of Directors of Chemung Financial Corporation
BOLI	Bank Owned Life Insurance
CAM	Common area maintenance charges
CARES Act	Coronavirus Aid, Relief, and Economic Security Act
CAPM	Capital Asset Pricing Model
CBLR	Community Bank Leverage Ratio
CDARS	Certificate of Deposit Account Registry Service
CDO	Collateralized Debt Obligation
CECL	Current Expected Credit Loss
CFPB	Consumer Financial Protection Bureau
CFS	CFS Group, Inc.
Corporation	Chemung Financial Corporation
COVID-19	Coronavirus disease 2019
CRA	Community Reinvestment Act
CRM	Chemung Risk Management, Inc.
DIF	Deposit Insurance Fund
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act
ECOA	Equal Credit Opportunity Act
EPS	Earnings per share
Exchange Act	Securities Exchange Act of 1934
FACT Act	Fair and Accurate Credit Transactions Act of 2003
FASB	Financial Accounting Standards Board
FCRA	Fair Credit Reporting Act
FDIA	Federal Deposit Insurance Act
FDIC	Federal Deposit Insurance Corporation
FFIEC	Federal Financial Institution Examination Council
FHLBNY	Federal Home Loan Bank of New York
FINRA	Financial Industry Regulatory Authority
FOFC	Fort Orange Financial Corporation
FRB	Board of Governors of the Federal Reserve System
FRBNY	Federal Reserve Bank of New York
Freddie Mac	Federal Home Loan Mortgage Corporation

FTC	Federal Trade Commission
GAAP	U.S. Generally Accepted Accounting Principles
GLB Act	Gramm-Leach-Bliley Act
HTM	Held to maturity securities
ICS	Insured Cash Sweep Service
IPS	Investment Policy Statement
LIBOR	London Interbank Offered Rate
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
NAICS	North American Industry Classification System
N/M	Not meaningful
NYSDFS	New York State Department of Financial Services
OCC	Office of the Comptroller of the Currency
OPEB	Other postemployment benefits
OREO	Other real estate owned
OTTI	Other-than-temporary impairment
PCI	Purchased credit impaired
PPP	Paycheck Protection Program
Regulatory Relief Act	The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018
RESPA	Real Estate Settlement Procedures Act
Riegle-Neal Act	Riegle-Neal Interstate Banking and Branching Efficiency Act
ROA	Return on average assets
ROE	Return on average equity
RWA	Risk-weighted assets
SOFR	Secured Overnight Financing Rate
SBA	Small Business Administration
SEC	U.S. Securities and Exchange Commission
Security Guidelines	Interagency Guidelines Establishing Information Security Standards
Securities Act	Securities Act of 1933
Sarbanes-Oxley	Sarbanes-Oxley Act of 2002
Tax Act	Tax Cuts and Jobs Act of 2017
TDRs	Troubled debt restructurings
USA PATRIOT Act	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001
WMG	Wealth Management Group

Terms

Accumulated benefit obligation	An approximate measure of the pension plan liability, which is based on the assumption that the pension plan is to be terminated immediately and does not consider any future salary increases.
Allowance for Credit Losses	Replaces the Allowance for Loan and Lease Losses as the contra asset account valuating the lifetime amount the Corporation anticipates will be unrecoverable from assets with credit risk. The ACL conforms with CECL requirements as outlined in ASU 2016-13, and will be implemented by the Corporation January 1, 2023.
Allowance for loan losses to total loans	Represents period-end allowance for loan losses divided by retained loans.
Assets under administration	Represents assets that are beneficially owned by clients and all investment decisions pertaining to these assets are also made by clients.
Assets under management	Represents assets that are managed on behalf of clients.
Basel III	A comprehensive set of reform measures designed to improve the regulation, supervision, and risk management within the banking sector. The reforms require banks to maintain proper leverage ratios and meet certain capital requirements.

Benefit obligation	Refers to the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for OPEB plans.
Capital Bank	Division of Chemung Canal Trust Company located in the "Capital Region" of New York State and includes the counties of Albany, Saratoga, & Schenectady.
Captive insurance company	A company that provides risk-mitigation services for its parent company.
CDARS	Product involving a network of financial institutions that exchange certificates of deposits among members in order to ensure FDIC insurance coverage on customer deposits above the single institution limit. Using a sophisticated matching system, funds are exchanged on a dollar-for-dollar basis, so that the equivalent of an original deposit comes back to the originating institution.
Collateralized debt obligation	A structured financial product that pools together cash flow-generating assets, such as mortgages, bonds, and loans.
Collateralized mortgage obligations	A type of mortgage-backed security with principal repayments organized according to their maturities and into different classes based on risk. The mortgages serve as collateral and are organized into classes based on their risk profile.
Dodd-Frank Act	The Dodd-Frank Act was enacted on July 21, 2010 and significantly changed the bank regulatory landscape and has impacted and will continue to impact the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare various studies and reports for Congress.
Economic Growth, Regulatory Relief, and Consumer Protection Act	The Economic Growth, Regulatory Relief, and Consumer Protection Act was signed on May, 24 2018 and repeals or modifies certain provisions to the Dodd-Frank Act and will ease certain regulations on all but the largest banks.
Fully taxable equivalent basis	Income from tax-exempt loans and investment securities that have been increased by an amount equivalent to the taxes that would have been paid if this income were taxable at statutory rates; the corresponding income tax impact related to tax-exempt items is recorded within income tax expense.
GAAP	Accounting principles generally accepted in the United States of America.
Holding company	Consists of the operations for Chemung Financial Corporation (parent only).
ICS	Product involving a network of financial institutions that exchange interest-bearing money market deposits among members in order to ensure FDIC insurance coverage on customer deposits above the single institution limit. Using a sophisticated matching system, funds are exchanged on a dollar-for-dollar basis, so that the equivalent of an original deposit comes back to the originating institution.
Loans held for sale	Residential real estate loans originated for sale on the secondary market with maturities from 15-30 years.
Long term lease obligation	An obligation extending beyond the current year, which is related to a long term capital lease that is considered to have the economic characteristics of asset ownership.
Mortgage-backed securities	A type of asset-backed security that is secured by a collection of mortgages.
Municipal clients	A political unit, such as a city, town, or village, incorporated for local self-government.
N/A	Data is not applicable or available for the period presented.
N/M	Data is not meaningful in the context presented.
Non-GAAP	A calculation not made according to GAAP.
Obligations of state and political subdivisions	An obligation that is guaranteed by the full faith and credit of a state or political subdivision that has the power to tax.
Obligations of U.S. Government	A federally guaranteed obligation backed by the full power of the U.S. government, including Treasury bills, Treasury notes and Treasury bonds.
Obligations of U.S. Government sponsored enterprise obligations	Obligations of agencies originally established or chartered by the U.S. government to serve public purposes as specified by the U.S. Congress; these obligations are not explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government.
OREO	Represents real property owned by the Corporation, which is not directly related to its business and is most frequently the result of a foreclosure on real property.

OTTI	Impairment charge taken on a security whose fair value has fallen below the carrying value on the balance sheet and whose value is not expected to recover through the holding period of the security.
Political subdivision	A county, city, town, or other municipal corporation, a public authority, or a publicly-owned entity that is an instrumentality of a state or a municipal corporation.
Pre-provision profit/(loss)	Represents total net revenue less non-interest expense, before income tax expense (benefit). The Corporation believes that this financial measure is useful in assessing the ability of a bank to generate income in excess of its provision for credit losses.
Projected benefit obligation	An approximate measure of the pension plan liability, which is based on the assumption that the plan will not terminate in the near future and that employees will continue to work and receive future salary increases.
Regulatory Relief Act	The Regulatory Relief Act was signed on May, 24 2018 and repeals or modifies certain provisions to the Dodd-Frank Act and will ease certain regulations on all but the largest banks.
RWA	Risk-weighted assets, which is used to calculate regulatory capital ratios, consist of on- and off-balance sheet assets that are assigned to one of several broad risk categories and weighted by factors representing their risk and potential for default. On-balance sheet assets are risk-weighted based on the perceived credit risk associated with the obligor or counterparty, the nature of any collateral, and the guarantor, if any. Off-balance sheet assets such as lending-related commitments, guarantees, derivatives and other applicable off-balance sheet positions are risk-weighted by multiplying the contractual amount by the appropriate credit conversion factor to determine the on-balance sheet credit equivalent amount, which is then risk-weighted based on the same factors used for on-balance sheet assets. Risk-weighted assets also incorporate a measure for market risk related to applicable trading assets-debt and equity instruments. The resulting risk-weighted values for each of the risk categories are then aggregated to determine total risk-weighted assets.
SBA loan pools	Business loans partially guaranteed by the SBA.
Securities sold under agreements to repurchase	Sale of securities together with an agreement for the seller to buy back the securities at a later date.
Tax Act	The Tax Act was enacted on December 22, 2017 and amended the Internal Revenue Code of 1986. The legislation reduced the U.S. federal corporate income tax rate from 35 percent to 21 percent, with some related business deductions and credits being either reduced or eliminated.
TDR	A TDR is deemed to occur when the Corporation modifies the original terms of a loan agreement by granting a concession to a borrower that is experiencing financial difficulty.
Trust preferred securities	A hybrid security with characteristics of both subordinated debt and preferred stock which allows for early redemption by the issuer, makes fixed or variable payments, and matures at face value.
Unaudited	Financial statements and information that have not been subjected to auditing procedures sufficient to permit an independent certified public accountant to express an opinion.
WMG	Provides services as executor and trustee under wills and agreements, and guardian, custodian, trustee and agent for pension, profit-sharing and other employee benefit trusts, as well as various investment, financial planning, pension, estate planning and employee benefit administration services.

PART I

ITEM 1. BUSINESS

General

The Corporation was incorporated on January 2, 1985 under the laws of the State of New York and is headquartered in Elmira, NY. The Corporation was organized for the purpose of acquiring the Bank. The Bank was established in 1833 under the name Chemung Canal Bank, and was subsequently granted a New York State bank charter in 1895. In 1902, the Bank was reorganized as a New York State trust company under the name Elmira Trust Company, and its name was changed to Chemung Canal Trust Company in 1903.

The Corporation became a financial holding company in June 2000. Financial holding company status provided the Corporation with the flexibility to offer an array of financial services, such as insurance products, mutual funds, and brokerage services, which provide additional sources of fee-based income and allow the Corporation to better serve its customers. The Corporation established a financial services subsidiary, CFS, in September 2001 which offers non-banking financial services such as mutual funds, annuities, brokerage services, insurance and tax preparation services. The Corporation established a captive insurance subsidiary, CRM, based in the State of Nevada in May 2016, which insures gaps in commercial coverage and uninsured exposures in the Corporation's current insurance coverages and allows the Corporation to strengthen its overall risk management program.

The Corporation's Board of Directors has concluded that the expansion of the franchise's geographic footprint, an increase in the Bank's interest earning assets, and the generation of new sources of non-interest income are important components of its strategic plan. Over the last 14 years, the Corporation and the Bank have completed the following transactions to grow the franchise:

- On March 14, 2008, the Bank acquired three branches from Manufacturers and Traders Trust Company in Broome and Tioga counties in New York. At the time of the acquisition, the Bank assumed $64.4 million in deposits and acquired $12.6 million in loans.

- On May 29, 2009, the Corporation acquired Canton Bancorp, Inc., the holding company of Bank of Canton based in Canton, Pennsylvania. At the time of the merger, Canton Bancorp, Inc. had $81.1 million in assets, $58.8 million in loans and $72.9 million in deposits.

- On April 8, 2011, the Corporation acquired FOFC, the holding company of Capital Bank & Trust Company based in Albany, New York. At the time of the merger, Capital Bank had $254.4 million in assets, $170.7 million in loans and $199.2 million in deposits.

- On November 23, 2013, the Bank completed the acquisition of six branch offices from Bank of America located in Cayuga, Cortland, Seneca, and Tompkins counties in New York. As part of the transaction, the Corporation acquired $177.7 million in deposits and $1.2 million in loans.

- As of April 2, 2021, the Corporation received all regulatory approvals to operate a branch office in a new market in the Buffalo Metropolitan Area.

As a result of these transactions and organic growth, the Corporation had $2.646 billion in consolidated assets, $1.829 billion in loans, $2.327 billion in deposits, and $166.4 million in shareholders' equity at December 31, 2022.

Growth Strategy

The Corporation's growth strategy is to leverage its branch and digital network in current or new markets to build client relationships and grow loans and deposits. Consistent with the Corporation's community-banking model, emphasis is placed on acquiring stable, low-cost deposits, such as checking account deposits and other low interest-bearing deposits to fund high-quality loans. The Corporation evaluates potential acquisition targets based on the economic viability of their markets, the degree to which they can be effectively integrated into the Corporation's current operations, and the degree to which they are accretive to capital and earnings.

Description of Business

The Corporation, through the Bank and CFS, provides a wide range of financial services, including demand, savings and time deposits, commercial, residential and consumer loans, interest rate swaps, letters of credit, wealth management services, employee benefit plans, insurance products, mutual funds and brokerage services. The Bank derives its income primarily from interest and fees on loans, interest on investment securities, WMG fee income, and fees received in connection with deposit and other services. The Bank's operating expenses are interest expense paid on deposits and borrowings, salaries and employee benefit plans, and general operating expenses.

CRM, a wholly-owned subsidiary of the Corporation which was formed and began operations on May 31, 2016, is a Nevada-based captive insurance company which insures against certain risks unique to the operations of the Corporation and its subsidiaries and for which insurance may not be currently available or economically feasible in today's insurance marketplace. CRM pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. CRM is subject to regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance.

In order to compete with other financial services companies, the Corporation relies upon personal relationships established with clients by its officers, employees, and directors. The Corporation has maintained a strong community orientation by supporting the active participation of officers and employees in local charitable, civic, school, religious, and community development activities. The Corporation believes that its emphasis on local relationship banking together with a prudent approach to lending are important factors in its success and growth.

For additional information, including information concerning the results of operations of the Corporation and its subsidiaries, see Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. There were no material changes in the manner of doing business by the Corporation or its subsidiaries during the fiscal year ended December 31, 2022.

Lending Activities

Lending Strategy

The Corporation's objective is to channel deposits gathered locally into high-quality, market-yielding loans without taking unacceptable credit and/or interest rate risk. The Corporation seeks to have a diversified loan portfolio consisting of commercial and agricultural loans, commercial mortgages, residential mortgages, home equity lines of credit and home equity term loans, direct consumer loans, and indirect automobile loans. The Bank operates with a traditional community bank model where the relationship manager possesses credit skills and has significant influence over credit decisions. This creates value since clients and prospects know they are dealing with a decision maker.

Lending Authority

The Board of Directors establishes the lending policies, underwriting standards, and loan approval limits of the Bank. In accordance with those policies, the Board of Directors has designated certain officers to consider and approve loans within their designated authority. These officers exercise substantial authority over credit and pricing decisions, subject to loan committee approval for larger credits. The Bank recognizes that exceptions to the lending policies may occasionally occur and has established procedures for approving exceptions to these policies.

In underwriting loans, primary emphasis is placed on the borrower's financial condition, including ability to generate cash flow to support the debt and other cash expenses. In addition, substantial consideration is given to collateral value and marketability as well as the borrower's character, reputation and other relevant factors. Interest rates charged by the Bank vary with degree of risk, type, size, complexity, repricing frequency, and other relevant factors associated with the loans. Competition from other financial services companies also impacts interest rates charged on loans.

The Corporation has also implemented reporting systems to monitor loan originations, loan quality, concentration of credit, loan delinquencies, non-performing loans, and potential problem loans.

Lending Segments

The Bank segments its loan portfolio into the following major lending categories: (i) commercial and agricultural, (ii) commercial mortgages, (iii) residential mortgages, and (iv) consumer loans.

Commercial and agricultural loans primarily consist of loans to small to mid-sized businesses in the Bank's market area in a diverse range of industries. These loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise, and may fluctuate in value. The credit risk related to commercial loans is largely influenced by general economic conditions and the resulting impact on a borrower's operations or on the value of underlying collateral, if any.

Commercial mortgage loans generally have larger balances and involve a greater degree of risk than residential mortgage loans, and they, therefore, pose higher potential losses on an individual customer basis. Loan repayment is often dependent on the successful operation and management of the properties and/or the businesses occupying the properties, as well as on the collateral securing the loan. Economic events or conditions in the real estate market could have an adverse impact on the cash flows generated by properties securing the Bank's commercial real estate loans and on the value of such properties.

The Bank offers interest rate swaps to certain larger commercial mortgage borrowers. These swaps allow the Bank to originate a mortgage based on short-term LIBOR rates and allow the borrower to swap into a longer term fixed rate. The Bank simultaneously sells an offsetting back-to-back swap to an investment grade national bank so that it does not retain this fixed-rate risk. The swap agreements are free-standing derivatives and are recorded at fair value in the Bank's consolidated balance sheets. In December 2020, the administrator of LIBOR announced its intention to (i) cease the publication of the one-week and two-month U.S. dollar LIBOR after December 31, 2021, and (ii) cease the publication of all other tenors of U.S. dollar LIBOR (one, three, six and 12 month LIBOR) after June 30, 2023. Guidance from the FRB and other regulatory agencies indicated that no new contracts should be entered into after December 31, 2021 that reference LIBOR. The Corporation has transitioned to the use of SOFR or other acceptable reference rates for new loans originated. Additionally, existing contracts that reference LIBOR are being systematically transitioned to SOFR or other acceptable reference rates in advance of the June 30, 2023 end date.

The Bank offers fixed-rate and adjustable-rate residential mortgage loans to individuals with maturities of up to 30 years that are fully amortizing with monthly loan payments. Mortgages are generally underwritten according to U.S. government sponsored enterprise guidelines designated as "A" or "A-" and referred to as "conforming loans". The Bank also originates jumbo loans above conforming loan amounts which generally are consistent with secondary market guidelines for these loans; however, these are typically held for investment. The Bank does not offer a subprime mortgage lending program. The Bank's secondary market lending is sold on a servicing-retained basis. Residential mortgage loans are generally made on the basis of the borrower's ability to make repayment from his or her employment and other income, and are secured by real property whose value tends to be more easily ascertainable. Credit risk for these types of loans is generally influenced by general economic conditions, the characteristics of individual borrowers, and the nature of the loan collateral.

The consumer loan segment includes home equity lines of credit and home equity loans, which exhibit many of the same risk characteristics as residential mortgages. Indirect and other consumer loans may entail greater credit risk than residential mortgage and home equity loans, particularly in the case of other consumer loans which are unsecured or, in the case of indirect consumer loans, secured by depreciable assets, such as automobiles, recreational vehicles, or boats. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, thus are more likely to be affected by adverse personal circumstances such as job loss, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Funding Activities

Funding Strategy

The Corporation's deposit strategy is to fund the Bank with stable, low-cost deposits, primarily checking account deposits and low interest-bearing deposit accounts. A checking account is the driver of a banking relationship and consumers consider the bank where they have their checking account as their primary bank. These customers will typically turn to their primary bank first when in need of other financial services. The Corporation also considers brokered deposits to be an element of its deposit strategy and anticipates that it will continue using brokered deposits as a secondary source of funding to support growth. Borrowings may be used on a short-term basis for liquidity purposes or on a long-term basis to fund asset growth.

Funding Sources

The Corporation's primary sources of funds are deposits, principal and interest payments on loans and securities, borrowings and funds generated from operations of the Bank. The Bank also has access to advances from the FHLBNY, other financial institutions, and the FRBNY. Contractual loan payments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general market interest rates and economic conditions.

The Corporation considers core deposits, consisting of non-interest-bearing and interest-bearing checking accounts, savings accounts, and insured money market accounts, to be a significant component of its deposits. The Corporation monitors the activity on these core deposits and, based on historical experience and pricing strategy, believes it will continue to retain a large portion of such accounts. The Bank is currently not limited with respect to the rates that it may offer on deposit products. The Bank believes it is competitive in the types of accounts and interest rates it has offered on its deposit products. The Bank regularly evaluates the internal cost of funds, surveys rates offered by competitors, reviews cash flow requirements for lending and liquidity, and executes rate changes when necessary as part of its asset/liability management, profitability and growth strategies.

The flow of deposits is influenced significantly by general economic conditions, changes in prevailing interest rates and competition. The Bank's deposits are obtained predominantly from the areas in which its retail offices are located. The Bank relies primarily on customer service, long-standing relationships and other banking services, including loans and wealth management services, to attract and retain these deposits. However, market interest rates and rates offered by competing financial institutions affect the Bank's ability to attract and retain deposits. The Bank utilizes a combination of traditional media, including print, television, and radio, as well as digital advertising, such as social media, display, OTT (over-the-top) streaming and eBlasts, when advertising its deposit products.

Investment Activities

The general objective of the Bank's investment portfolio is to provide liquidity when loan demand is high, and to absorb excess funds when demand is low. The securities portfolio also provides a medium for certain interest risk measures intended to maintain an appropriate balance between interest income from loans and total interest income. The Bank only invests in high-quality investment-grade securities such as mortgage-backed securities and obligations of states and political subdivisions. Investment decisions are made in accordance with the Bank's investment policy and include consideration of risk, return, duration, and portfolio concentrations.

Derivative Financial Instruments

The Bank offers interest rate swaps to commercial loan customers who wish to fix the interest rates on their loans, and the Bank matches these swaps using offsetting swaps with national bank counterparties. These swaps are considered free standing derivatives and are carried at fair value on the consolidated balance sheet, with gains and losses recorded through other non-interest income. The swaps are not designated as hedging derivatives. Additionally, the Bank participates in risk participation agreements with dealer banks on commercial loans in which it participates. The Bank may receive an upfront fee for participating in the credit exposure of the interest rate swap associated with the commercial loan in which it is a participant and the fee received is recognized immediately in other non-interest income. The Bank is exposed to its share of the credit loss equal to the fair value of the interest rate swap in the event of nonperformance by the counterparty of the interest rate swap.

The Bank has a policy for managing its derivative financial instruments, and the policy and program activity are overseen by the ALCO. Under the policy, derivative financial instruments with counterparties, who are not customers, are limited to a national financial institution. Cash and/or certain qualified securities are required to serve as collateral when exposures exceed $100 thousand, with a minimum collateral coverage of $150 thousand. The credit worthiness of the customer is reviewed internally by the Bank's credit department.

Wealth Management Strategy

With $2.053 billion of assets under management or administration at December 31, 2022, including $346.5 million of assets held under management or administration for the Corporation, WMG is responsible for the largest component of the Corporation's non-interest income. Wealth management services provided by the Bank include services as executor and trustee under wills and agreements, and guardian, custodian, trustee, and agent for pension, profit-sharing and other employee benefit trusts, as well as various investment, pension, estate planning, and employee benefit administrative services. The Corporation's growth strategy also includes the acquisition of trust businesses to generate new sources of fee income.

Market Area and Competition

The Bank operates 31 branch offices located in 13 counties in New York and Bradford County in Pennsylvania. Bank branch offices are located in the following New York counties: Chemung, where the Bank is headquartered, Broome, Cayuga, Cortland, Erie, Schuyler, Seneca, Steuben, Tioga and Tompkins. The Bank also operates under the name "Capital Bank, a division of Chemung Canal Trust Company," with branch offices located in Albany, Saratoga, and Schenectady counties in New York.

Albany, Saratoga, and Schenectady counties rely heavily on business related to New York State government activities, the nanotechnology industry, and colleges located within these counties. Tompkins County is dominated by the presence of Cornell University and Ithaca College. The world headquarters of Corning Incorporated, the region's largest employer, is located in Steuben County. The remaining New York counties have a combination of service, small manufacturing and tourism-related businesses, with colleges located in Broome, Chemung, and Cortland counties. Bradford County's largest employers are a combination of service and small manufacturing businesses, along with the natural gas industry.

During 2021, the Corporation entered a new market in the Buffalo Metropolitan Area. After New York City, this region is the second largest population center in New York State. Erie County has a diverse mix of industrial, light manufacturing, high technology and service-oriented private sector companies. The region also has reliance on higher education with the University of Buffalo, Buffalo State College as well as several private colleges. The region's largest employers are affiliated with the healthcare industry, primarily located in the medical corridor.

Within all these market areas, the Bank encounters intense competition in the lending and deposit gathering aspects of its business from local, regional and national commercial banks and thrift institutions, credit unions, and other providers of financial services such as brokerage firms, investment companies, insurance companies, and Fintech, and internet banking entities. The Bank also competes with non-financial institutions, including retail stores and certain utilities that maintain their own credit programs, as well as governmental agencies that make loans to certain borrowers. Many of these competitors are not subject to regulation as extensive as that affecting the Bank and, as a result, may have a competitive advantage over the Bank in certain respects. This is particularly true of credit unions because their pricing structure is not encumbered by the payment of income taxes.

Similarly, the competition for the Bank's wealth management services is primarily from local offices of national brokerage firms, independent investment advisors, national and regional banks, as well as internet based brokerage and advisory firms. The Bank operates full-service wealth management centers in Chemung, Broome, and Albany counties in New York.

Human Capital Resources

In order to accomplish our mission to remain a strong financial-services organization and create value for shareholders, clients, employees and the communities we serve, we must attract and retain the highest quality talent in each of our markets. We offer an inclusive, safe and healthy work environment, maintain the highest standards of business ethics and provide opportunities for career development and advancement, along with a competitive benefits package.

Employee Profile

As of December 31, 2022 we employed 340 full time equivalent employees in 31 locations in New York and Pennsylvania. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement. We believe our relationship with our employees to be good. As of December 31, 2022 our workforce was 72% female and 28% male, and our average tenure was 8.1 years. Our Executive Management Team has an average tenure of 13.5 years. We continue to focus on diversity and inclusion among our workforce.

Total Rewards

We offer a competitive total rewards package for all employees, including competitive base pay, incentive plans for all employees, a 401(k) match, a non-discretionary company 401(k) contribution, health, dental, and vision insurance, life insurance, company contributions to a health savings account, paid time off, family leave, flexible work schedules, tuition reimbursement, and the opportunity to volunteer in the community during work hours.

Health and Safety

The health, safety and well-being of our employees is paramount to the success of our business. In addition to our insurance offerings and leave programs, we offer an employee assistance program, along with welfare programs, fitness reimbursement, and an on-site flu-shot clinic. In response to the COVID-19 pandemic the Corporation made arrangements for many employees to work remotely, installed safety shields, provided on-going safety messaging, posted COVID-19 awareness literature in common areas, enhanced our cleaning protocol, set up screening stations in all locations, worked closely with the Department of Health, and followed all state, local and CDC guidelines. At this time of this filing, some pandemic-related modified business practices remain in place, such as remote work and flexible work schedules.

Talent

We believe investing in our employees not only helps with retention, but also keeps employees engaged and focused. We encourage all employees to join career circles, find a mentor, apply for our leadership program, job shadow, attend diversity, equity and inclusion, and supervisor discussions, and other trainings offered. The success of our company depends on the success of our employees.

Available Information

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding the Corporation. In addition, the Corporation maintains a corporate website at www.chemungcanal.com. The Corporation makes available free of charge through the Bank's website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. These items are available as soon as reasonably practicable after we electronically file or furnish such material with the SEC. The contents of the Bank's website are not a part of this report. These materials are also available free of charge by written request to: Kathleen S. McKillip, Corporate Secretary, Chemung Financial Corporation, One Chemung Canal Plaza, Elmira, NY 14901.

Supervision and Regulation

The Corporation and the Bank are subject to comprehensive regulation, supervision and examination by regulatory authorities. Numerous statutes and regulations apply to the Corporation's and, to a greater extent, the Bank's operations, including required reserves, investments, loans, deposits, issuances of securities, payments of dividends, and establishment of branches. Set forth below is a brief description of some of these laws and regulations. The description does not purport to be complete, and is qualified in its entirety by reference to the text of the applicable laws and regulations.

The Corporation

Bank Holding Company Act

The Corporation is a bank holding company registered with, and subject to regulation and examination by, the FRB pursuant to the BHCA, as amended. The FRB regulates and requires the filing of reports describing the activities of bank holding companies, and conducts periodic examinations to test compliance with applicable regulatory requirements. The FRB has enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders, and to require a bank holding company to divest subsidiaries.

The Corporation generally may engage in the activities permissible for a bank holding company, which includes banking, managing or controlling banks, performing certain servicing activities for subsidiaries, and engaging in other activities that the FRB has determined to be so closely related to banking as to be a proper incident thereto, as set forth in the FRB's Regulation Y. As the Corporation has elected financial holding company status, it may also engage in a broader range of activities that are determined by the FRB and the Secretary of the Treasury to be financial in nature or incidental to financial activities or, with the prior approval of the FRB, activities that are determined by the FRB to be complementary to a financial activity and that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, without the prior approval of the FRB.

Interstate Banking and Branching

Under the Riegle-Neal Act, subject to certain concentration limits and other requirements, adequately capitalized bank holding companies, such as the Corporation, are permitted to acquire banks and bank holding companies located in any state. Any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close loans, service loans, and receive loan payments as an agent for any other bank subsidiary of that bank holding company. Subject to certain conditions, banks are permitted to acquire branch offices outside of their home states by merging with out-of-state banks, purchasing branches in other states, and establishing de novo branch offices in other states.

In April 2008, banking regulators in the states of New Jersey, New York, and Pennsylvania entered into a Memorandum of Understanding (the "Interstate MOU") to clarify their respective roles, as home and host state regulators, regarding interstate branching activity on a regional basis pursuant to the Riegle-Neal Amendments Act of 1997. The Interstate MOU established the regulatory responsibilities of the respective state banking regulators regarding bank regulatory examinations and is intended to reduce the regulatory burden on state-chartered banks branching within the region by elimination duplicative host state compliance exams.

Under the Interstate MOU, the activities of branches the Bank established in Pennsylvania would be governed by New York state law to the same extent that the Federal law governs the activities of the branch of an out-of-state national bank in such host states. Issues regarding whether a particular host state law is preempted are to be determined in the first instance by the NYSDFS. In the event that the NYSDFS and the applicable host state regulator disagree regarding whether a particular host state law is pre-empted, the NYSDFS and the applicable host state regulator would use their reasonable best efforts to consider all points of view to resolve the disagreement.

New York Law

The Corporation is organized under New York law and is subject to the New York Business Corporation Law, which governs the rights and obligations of directors and shareholders and other corporate matters.

The Corporation is also a bank holding company as defined in the New York Banking Law by virtue of its ownership and control of the Bank. Generally, this means that the NYSDFS must approve the Corporation's acquisition of control of other banking institutions and similar transactions.

Federal Securities Law

The Corporation is subject to the information, reporting, proxy solicitation, insider trading, and other rules contained in the Exchange Act, the disclosure requirements of the Securities Act and the regulations of the SEC thereunder. In addition, the Corporation must comply with the corporate governance and listing standards of the Nasdaq Stock Market to maintain the listing of its common stock on the exchange. These standards include rules relating to a listed company's board of directors, audit committees and independent director oversight of executive compensation, the director nomination process, a code of conduct and shareholder meetings.

The SEC has adopted certain proxy disclosure rules regarding executive compensation and corporate governance, with which the Corporation must comply. They include: (i) disclosure of total compensation of key officers of the Corporation, including disclosure of restricted and unrestricted stock awards compensation; (ii) disclosure regarding any potential conflict of interest of any compensation consultants of the Corporation; (iii) disclosure regarding audit and compensation committee independence and experience, qualifications, skills and diversity of its directors and any director nominees; (iv) "say-on-pay" disclosure; (v) pay vs. performance disclosure; and (vi) information relating to the leadership structure of the Corporation's Board of Directors and the Board of Directors' role in the risk management process.

Sarbanes-Oxley

The Corporation is also subject to Sarbanes-Oxley. Sarbanes-Oxley established laws affecting public companies' corporate governance, accounting obligations, and corporate reporting by: (i) creating a federal accounting oversight body; (ii) revamping auditor independence rules; (iii) enacting corporate responsibility and governance measures; (iv) enhancing disclosures by public companies, their directors, and their executive officers; (v) strengthening the powers and resources of the SEC; and (vi) imposing criminal and civil penalties for securities fraud and related wrongful conduct.

The SEC has adopted regulations under Sarbanes-Oxley, including: (i) executive compensation disclosure rules; (ii) standards of independence for directors who serve on the Corporation's audit committee; (iii) disclosure requirements as to whether at least one member of the Corporation's audit committee qualifies as a "financial expert" as defined in SEC regulations; (iv) whether the Corporation has adopted a code of ethics applicable to its chief executive officer, chief financial officer, or those persons performing similar functions; (v) and disclosure requirements regarding the operations of Board of Directors' nominating committees and the means, if any, by which security holders may communicate with directors.

Support of Subsidiary Banks

The Dodd-Frank Act, discussed in the section of this document entitled "Additional Important Legislation and Regulation," codifies the FRB's long-standing policy of requiring bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Accordingly, the Corporation is expected to commit resources to support its banking subsidiaries, including at times when it may not be advantageous for the Corporation to do so.

Capital Distributions

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding capital distributions, including dividends, by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Under applicable laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. In addition, the FRB has issued guidance which requires consultation with the agency prior to a bank holding company's payment of dividends or repurchase or redemption of its stock under certain circumstances. These regulatory policies could affect the ability of the Corporation to pay dividends, repurchase its stock or otherwise engage in capital distributions.

The Bank

General

The Bank is a commercial bank chartered under the laws of New York State and is supervised by the NYSDFS. The Bank also is a member bank of the FRB and, therefore, the FRB serves as its primary federal regulator. The FDIC insures the Bank's deposit accounts up to applicable limits. The Bank must file reports with the FFIEC, the FRB and the FDIC concerning its activities and financial condition and must obtain regulatory approval before commencing certain activities or engaging in transactions such as mergers and other business combinations or the establishment, closing, purchase or sale of branch offices. This regulatory structure gives the regulatory authorities extensive discretion in the enforcement of laws and regulations and the supervision of the Bank.

Loans to One Borrower

The Bank generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. Up to an additional 10% of unimpaired capital and surplus can be lent if the additional amount is fully secured by certain readily marketable collateral. At December 31, 2022, the Bank's legal lending limit on loans to one borrower was $34.9 million for loans not fully secured by readily marketable collateral and $38.4 million for loans secured by readily marketable collateral. The Bank's internal limit on loans is set at $15.0 million. At December 31, 2022, the Bank did not have any loans or agreements to extend credit to a single or related group of borrowers in excess of its legal lending limit.

Branching

Subject to the approval of the NYSDFS and FRB, New York-chartered member commercial banks may establish branch offices anywhere within New York State, except in communities having populations of less than 50,000 inhabitants in which another New York-chartered commercial bank or a national bank has its principal office. Additionally, under the Dodd-Frank Act, state-chartered banks may generally branch into other states to the same extent as commercial banks chartered under the laws of that state may branch.

Payment of Dividends

The Bank is subject to substantial regulatory restrictions affecting its ability to pay dividends to the Corporation. Under FRB and NYSDFS regulations, the Bank may not pay a dividend without prior approval of the FRB and the NYSDFS if the total amount of all dividends declared during such calendar year, including the proposed dividend, exceeds the sum of its retained net income to date during the calendar year and its retained net income over the preceding two calendar years. As of December 31, 2022, approximately $49.3 million was available for the payment of dividends by the Bank to the Corporation without prior approval. The Bank's ability to pay dividends also is subject to the Bank being in compliance with regulatory capital requirements. At December 31, 2022, the Bank was in compliance with these requirements.

Standards for Safety and Soundness

The FRB has adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to capital adequacy, asset quality, management, earnings performance, liquidity and sensitivity to market risk. In evaluating these safety and soundness standards, the FRB considers internal controls and information systems, internal audit systems, loan documentation, credit underwriting, exposure to changes in interest rates, asset growth, compensation, fees, and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The FRB may order an institution that has been given notice that it is not satisfying these safety and soundness standards to submit a compliance plan, and if an institution fails to do so, the FRB must issue an order directing action to correct the deficiency and may issue an order directing other action. If an institution fails to comply with such an order, the FRB may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Real Estate Lending Standards

The FRB has adopted guidelines that generally require each FRB state member bank to establish and maintain written internal real estate lending standards that are consistent with safe and sound banking practices and appropriate to the size of the bank and the nature and scope of its real estate lending activities. The standards also must be consistent with accompanying FRB guidelines, which include loan-to-value ratios for the different types of real estate loans.

Transactions with Related Parties

The Federal Reserve Act governs transactions between the Bank and its affiliates, specifically the Corporation, CFS, and CRM. In general, an affiliate of the Bank is any company that controls, is controlled by, or is under common control with the Bank. Generally, the Federal Reserve Act limits the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of the Bank's capital stock and surplus, and contains an aggregate limit of 20% of capital stock and surplus for covered transactions with all affiliates. Covered transactions include loans, asset purchases, the issuance of guarantees, and similar transactions. Certain transactions must be collateralized according to the requirements of the statute. In addition, all covered transactions and other transactions between the Bank and its affiliates must be on terms and conditions that are substantially the same as, or at least as favorable to, the Bank.

Section 22(h) of the Federal Reserve Act and its implementing Regulation O restricts a bank's loans to its directors, executive officers, and principal stockholders ("Insiders"). Loans to Insiders (and their related entities) may not exceed, together with all other outstanding loans to such persons and affiliated entities, the Bank's total capital and surplus. Loans to Insiders above specified amounts must receive the prior approval of the Bank's Board of Directors. The loans must be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, except that such Insiders may receive preferential loans made under a benefit or compensation program that is widely available to the Bank's employees and does not give preference to the Insider over the employees. Loans to executive officers are subject to additional restrictions on the types and amounts of permissible loans.

Deposit Insurance

The FDIC insures the deposits of the Bank up to regulatory limits and the deposits are subject to the deposit insurance premium assessments of the DIF. The FDIC currently maintains a risk-based assessment system under which assessment rates vary based on the level of risk posed by the institution to the DIF. Therefore, the assessment rate may change if any of these measurements change.

For institutions of the Bank's asset size, the FDIC operates a risk-based premium system that determines assessment rates from financial modeling designed to estimate the probability of the bank's failure over a three-year period. Assessment rates for institutions of the Bank's size ranged from 1.5 to 30 basis points effective through December 31, 2022. The FDIC has authority to increase insurance assessments and adopted a final rule in October 2022 to increase initial base deposit insurance assessment rates by 2 basis points beginning in the first quarterly assessment period of 2023. As a result, effective January 1, 2023, assessment rates for institutions of the Bank's size will range from 3.5 to 32 basis points.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed in writing. Management of the Bank does not know of any practice, condition, or violation that may lead to termination of the Bank's deposit insurance.

Regulatory Capital Requirements

Federal regulations require banks to meet certain minimum capital standards. The minimum capital standards consist of a common equity Tier 1 ("CET1") capital ratio of 4.5% of risk-weighted assets, a uniform leverage ratio of 4%, a Tier 1 capital to risk-weighted assets ratio of 6% of risk-weighted assets and a total capital ratio of at least 8% of risk-weighted assets. In order to be considered well-capitalized, the Bank must have a CET1 ratio of 6.5%, a Tier 1 ratio of 8%, a total risk-based capital ratio of 10% and a leverage ratio of 5%. The regulatory standards require unrealized gains and losses on certain "available for sale" securities holdings to be included for purposes of calculating regulatory capital unless a one-time opt-out is exercised. The Bank has exercised this one-time opt-out and therefore excluded unrealized gains and losses on certain "available-for-sale" securities holdings for purposes of calculating regulatory capital. Additional restraints are also imposed on the inclusion in regulatory capital of mortgage-servicing assets, deferred tax assets and minority interests.

Common equity Tier 1 capital is generally defined as common stockholders' equity, including retained earnings but excluding accumulated other comprehensive income. Tier 1 capital is generally defined as Common equity Tier 1 capital and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specific requirements, and may include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions like the Bank that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Additionally, a bank that retains credit risk in connection with an asset sale may be required to maintain additional regulatory capital because of the recourse back to the bank. In assessing an institution's capital adequacy, the federal regulators take into consideration not only these numeric factors but also qualitative factors as well and has the authority to establish higher capital requirements for individual associations where necessary.

In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor assigned by federal regulations based on the risks believed inherent in the type of asset. The capital requirements assign a higher risk weight to asset categories believe to present a great risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one to four family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% and 600% is assigned to permissible equity interests, depending on certain specified factors.

The regulations limit a banking organization's capital distributions and certain discretionary bonus payments to executives if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The Corporation is not subject to FRB consolidated capital requirements applicable to bank holding companies, which are similar to those applicable to the Bank, until it reaches $3.0 billion in assets.

In assessing a state member bank's capital adequacy, the FRB takes into consideration not only these numeric factors but also qualitative factors, and has the authority to establish higher capital requirements for individual banks where necessary. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. The Bank, in accordance with its internal prudential standards, targets as its goal the maintenance of capital ratios which exceed these minimum requirements and that are consistent with its risk profile. As of December 31, 2022, the Bank exceeded all regulatory capital ratios necessary to be considered well capitalized.

On October 29, 2019, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporations (collectively, the "Federal Agencies") adopted a final rule (the "Final Rule") to simplify the regulatory capital requirements for eligible community banks and holding companies that opt into the Community Bank Leverage Ratio ("CBLR") framework, as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act of 2018.

Under the Final Rule, a depository institution or holding company that satisfies certain qualifying criteria, including having less than $10 billion in average total consolidated assets and a leverage ratio of greater than 9%, would be considered a "qualifying community banking organization" and may elect (but is not required) to use the CBLR framework. If this election is made, the qualifying community banking organization would be considered to have satisfied the Federal Agencies' generally applicable risk-weighted and leverage capital requirements (the "Basel III capital framework") and would be considered to be well-capitalized under the Federal Agencies' prompt corrective action ("PCA") rules. Under the CBLR framework, a qualifying community banking organization would satisfy the regulatory capital requirements by calculating and reporting a single leverage ratio, i.e., the CBLR, which would require significantly less data than needed to calculate the capital ratios, under the Basel III capital framework and eliminate the time consuming need to risk-weight assets. The Final Rule took effect on January 1, 2020. Pursuant to the CARES Act, the federal banking regulators issued final rules to set the community bank leverage ratio at 8% beginning in the second quarter of 2020 through the end of 2020. Beginning in 2021, the community bank leverage ratio increased to 8.5% for the calendar year. Community banks had until January 1, 2022, before the community bank leverage ratio requirement returned to 9%. The Bank has not elected to use the community bank leverage ratio.

Prompt Corrective Action

The FDIA requires the federal banking agencies to resolve the problems of insured banks at the least possible loss to the DIF. The FRB has adopted prompt corrective action regulations to carry out this statutory mandate. The FRB's regulations authorize, and in some situations, require, the FRB to take certain supervisory actions against undercapitalized state member banks, including the imposition of restrictions on asset growth and other forms of expansion. The prompt corrective action regulations place state member banks in one of the following five categories based on the bank's capital:

- well-capitalized (at least 5% leverage capital, 6.5% common equity Tier 1 risk-based capital, 8% Tier 1 risk-based capital and 10% total risk-based capital);
- adequately capitalized (at least 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);
- undercapitalized (less than 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital or 8% total risk-based capital);
- significantly undercapitalized (less than 3% leverage capital, 3% common equity Tier 1 risk-based capital, 4% Tier 1 risk-based capital or 6% total risk-based capital); and
- critically undercapitalized (less than 2% tangible capital).

As an institution's capital decreases within the three undercapitalized categories listed above, the severity of the action that is authorized or required to be taken by the FRB for state member banks under the prompt corrective action regulations increases. All banks are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following such distribution, the bank would be undercapitalized. The FRB is required to monitor closely the condition of an undercapitalized institution and to restrict the growth of its assets.

An undercapitalized state member bank is required to file a capital restoration plan with the FRB within 45 days (or other timeframe prescribed by the FRB) of the date the bank receives notice that it is within any of the three undercapitalized categories, and the plan must be guaranteed by its parent holding company, subject to a cap on the guarantee that is the lesser of: (i) an amount equal to 5.0% of the bank's total assets at the time it was notified that it became undercapitalized; and (ii) the amount that is necessary to restore the bank's capital ratios to the levels required to be classified as "adequately classified," as those ratios and levels are defined as of the time the bank failed to comply with the plan. If the bank fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." Banks that are significantly or critically undercapitalized are subject to a wider range of regulatory requirements and restrictions including, with respect to critically undercapitalized status, the appointment of a receiver or conservator within specified periods of time.

The NYSDFS possesses enforcement power over New York State-chartered banks pursuant to New York law. This includes authority to order a New York State bank to, among other things, cease an apparent violation of law, discontinue unauthorized or unsafe banking practices or maintain prescribed books and accounts. Such orders are enforceable by financial penalties. Upon a finding by the NYSDFS that a bank director or officer has violated any law or regulation or continued unauthorized or unsafe practices in conducting its business after having been notified by the NYSDFS to discontinue such violation or practices, such director or officer may be removed from office after notice and an opportunity to be heard. The NYSDFS also has authority to appoint a conservator or receiver (which may be the FDIC) for a bank under certain circumstances.

On June 24, 2021, the Bank and the NYSDFS agreed to the settlement provisions set forth in a Consent Order pertaining to alleged violations of New York's Fair Lending Law and the federal Equal Credit Opportunity Act relating to the Bank's indirect automobile lending program. The Bank agreed to pay restitution to impacted borrowers of $53,000 and a civil monetary penalty of $350,000 to NYSDFS. The Bank has been informed by the NYSDFS that the Bank has satisfied all of its obligations under the 2021 Consent Order with the NYSDFS related to the Bank's indirect automobile lending program.

Under federal law, the FRB possesses authority to bring enforcement actions against member banks and their ''institution-affiliated parties,'' including directors, officers, employees and, under certain circumstances, a stockholder, attorney, appraiser or accountant. Such enforcement action can occur for matters such as failure to comply with applicable law or regulations or engaging in unsafe or unsound banking practices. Possible enforcement actions range from an informal measure, such as a memorandum of understanding, to formal actions, such as a written agreement, cease and desist order, civil money penalty, capital directive, removal of directors or officers or the appointment of a conservator or receiver. The FRB also possesses authority to bring enforcement actions against bank holding companies, their nonbanking subsidiaries and their "institution-affiliated parties."

Federal Home Loan Bank

The Bank is also a member of the FHLBNY, which provides a central credit facility primarily for member institutions for home mortgage and neighborhood lending. The Bank is subject to the rules and requirements of the FHLBNY, including the requirement to acquire and hold shares of capital stock in the FHLBNY. The Bank was in compliance with the rules and requirements of the FHLBNY at December 31, 2022.

Community Reinvestment Act

Under the federal CRA, the Bank, consistent with its safe and sound operation, must help meet the credit needs of its entire community, including low and moderate income neighborhoods. The FRB periodically assesses the Bank's compliance with CRA requirements. The Bank received a "satisfactory" rating for CRA on its last performance evaluation conducted by the FRB as of October 7, 2019.

Fair Lending and Consumer Protection Laws

The Bank must also comply with the federal Equal Credit Opportunity Act and the New York Executive Law, which prohibit creditors from discrimination in their lending practices on bases specified in these statutes. In addition, the Bank is subject to a number of federal statutes and regulations implementing them, which are designed to protect the general public, borrowers, depositors, and other customers of depository institutions. These include the Bank Secrecy Act, the Truth in Lending Act, the Home Ownership and Equity Protection Act, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfers Act, the FCRA, the Right to Financial Privacy Act, the Expedited Funds Availability Act, the Flood Disaster Protection Act, the Fair Debt Collection Practices Act, Helping Families Save Their Homes Act, and the Consumer Protection for Depository Institutions Sales of Insurance regulation. The FRB and, in some instances, other regulators, including the U.S. Department of Justice, the FTC, the CFPB and state Attorneys General, may take enforcement action against institutions that fail to comply with these laws.

Prohibitions against Tying Arrangements

Subject to some exceptions, regulations under the BHCA and the Federal Reserve Act prohibits banks from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the bank or its affiliates or not obtain services of a competitor of the bank.

Privacy Regulations

Regulations under the Federal Reserve Act generally require the Bank to disclose its privacy policy. The policy must identify with whom the Bank shares its customers' "nonpublic personal information," at the time of establishing the customer relationship and annually thereafter. In addition, the Bank must provide its customers with the ability to "opt out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. The Bank's privacy policy complies with Federal Reserve Act regulations.

The USA PATRIOT Act

The Bank is subject to the USA PATRIOT Act, which gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. The USA PATRIOT Act imposes affirmative obligations on financial institutions, including the Bank, to establish anti-money laundering programs which require: (i) the establishment of internal policies, procedures, and controls; (ii) the designation of an anti-money laundering compliance officer; (iii) ongoing employee training programs; (iv) an independent audit function to test the anti-money laundering program; and (v) due diligence of customers using a risk-based approach. The FRB must consider the Bank's effectiveness in combating money laundering when ruling on merger and other applications.

CFS

CFS is subject to supervision by other regulatory authorities as determined by the activities in which it is engaged. Insurance activities are supervised by the NYSDFS, and brokerage activities are subject to supervision by the SEC and FINRA.

CRM

CRM is subject to regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance.

Additional Important Legislation and Regulation

The Regulatory Relief Act

On May 24, 2018, the Regulatory Relief Act was enacted, which repeals or modifies certain provisions of the Dodd-Frank Act and eases regulations on all but the largest banks. The Regulatory Relief Act's provisions include, among other things: (i) exempting banks with less than $10 billion in assets from the ability-to-repay requirements for certain qualified residential mortgage loans held in portfolio; (ii) allows usage of Uniform Standards of Professional Appraisal Practice (USPAP) compliant evaluations for certain transactions valued at less than $400,000 in rural areas instead of appraisals, providing specific criteria are met; (iii) exempting banks that originate fewer than 500 open-end and 500 closed-end mortgages from HMDA's expanded data disclosures; (iv) clarifying that, subject to various conditions, reciprocal deposits of another depository institution obtained using a deposit broker through a deposit placement network for purposes of obtaining maximum deposit insurance would not be considered brokered deposits subject to the FDIC's brokered-deposit regulations; (v) raising eligibility for the 18-month exam cycle from $1 billion to banks with $3 billion in assets; (vi) allowing qualifying federal savings banks to elect to operate with National Bank powers; and (vii) simplifying capital calculations by requiring regulators to establish for institutions under $10 billion in assets a community bank leverage ratio at a percentage not less than 8% and not greater than 10% that such institutions may elect to replace the general applicable risk-based capital requirements for determining well-capitalized status.

The Dodd-Frank Act

The Dodd-Frank Act, enacted on July 21, 2010, significantly changed the bank regulatory landscape and has impacted and will continue to impact the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. Among other things, the Dodd-Frank Act (i) created the Consumer Financial Protection Bureau as an independent bureau to assume responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations, a function previously assigned to prudential regulators; (although institutions of less than $10 billion in assets, continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the primary enforcement authority of their primary federal bank regulator rather than the Consumer Financial Protection Bureau); (ii) directed changes in the way that institutions are assessed for deposit insurance; (iii) as discussed under "Regulatory Capital Requirements," mandated the revision of regulatory capital requirements; (iv) codified the FRB's long-standing policy that a bank holding company must serve as a source of financial and managerial strength for its subsidiary banks; (v) required regulations requiring originators of certain securitized loans to retain a percentage of the risk for the transferred loans; (vi) stipulated regulatory rate-setting for certain debit card interchange fees; (vii) repealed restrictions on the payment of interest on commercial demand deposits; (viii) enacted the so-called Volcker Rule, which generally prohibits banking organizations from engaging in proprietary trading and from investing in, sponsoring or having certain relationships with hedge funds; (ix) contained a number of reforms related to mortgage originations; and (x) as discussed under "Federal Securities Law," enacted certain proxy disclosures regarding executive compensation and corporate governance.

NYSDFS Cybersecurity Rule

Effective March 1, 2017, the NYSDFS requires New York chartered banks to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of the bank. NYSDFS requires regulated financial institutions to establish a cybersecurity program; designed to protect the confidentiality, integrity and availability of its Information Systems; implement and maintain a written policy or policies setting forth its policies and procedures for the protection of its systems and Nonpublic Information stored on those systems; designate a Chief Information Security Officer responsible for implementing, overseeing and enforcing its program and policy; and have policies and procedures designed to ensure the security of information systems and nonpublic information accessible to, or held by Third Party Service Providers.

On November 9, 2022, the NYSDFS released proposed amendments to its cybersecurity regulations that represent a significant update to the regulation of cybersecurity practices. The amendments generally fall within the following five categories: (i) increased mandatory controls associated with common attack vectors, (ii) enhanced requirements for privileged accounts, (iii) enhanced notification obligations, (iv) expansion of cyber governance practices, and (v) additional cybersecurity requirements for larger companies. The proposed amended regulations were subject to a 60-day public comment period which expired on January 9, 2023. Once final regulations are adopted, financial institutions regulated by the NYSDFS, including the Bank, will have 180 days from the effective date, except as otherwise specified, to comply with the new requirements.

Gramm-Leach-Bliley Act

Under the privacy and data security provisions of the Financial Modernization Act of 1999, also known as the GLB Act, and rules promulgated thereunder, all financial institutions, including the Corporation, the Bank and CFS are required to establish policies and procedures to restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request and to protect customer data from unauthorized access. In addition, the FCRA, as amended by the FACT Act, includes many provisions affecting the Corporation, Bank, and/or CFS including provisions concerning obtaining consumer reports, furnishing information to consumer reporting agencies, maintaining a program to prevent identity theft, sharing of certain information among affiliated companies, and other provisions. For instance, the FCRA requires persons subject to the FCRA to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The FRB and the FTC have extensive rulemaking authority under the FACT Act, and the Corporation and the Bank are subject to the rules that have been promulgated by the FRB and FTC thereunder, including recent rules regarding limitations on affiliate marketing and implementation of programs to identify, detect and mitigate the risk of identity theft through red flags. The GLB Act and the FCRA also impose requirements regarding data security and the safeguarding of customer information. The Bank is subject to the Security Guidelines, which implement section 501(b) of the GLB Act and section 216 of the FACT Act. The Security Guidelines establish standards relating to administrative, technical, and physical safeguards to ensure the security, confidentiality, integrity and the proper disposal of customer information.

The Corporation has developed policies and procedures for itself and its subsidiaries to maintain compliance with all privacy, information sharing and notification provisions of the GLB Act and the FCRA.

ITEM 1A. RISK FACTORS

The Corporation's business is subject to many risks and uncertainties. Although the Corporation seeks ways to manage these risks and develop programs to control those that management can control, the Corporation ultimately cannot predict the extent to which these risks and uncertainties could affect the Corporation's results. Actual results may differ materially from management's expectations. The following discussion sets forth what the Corporation currently believes could be the most significant factors of which it is currently aware that could affect the Corporation's business, results of operations or financial condition. You should consider all of the following risks together with all of the other information in this Annual Report on Form 10-K.

Risks Related to Lending

Economic conditions may adversely affect the Corporation's financial performance.

The Corporation's businesses and results of operation are affected by the financial markets and general economic conditions in the United States, and particularly to adverse conditions in New York and Pennsylvania. Key economic factors affecting the Corporation include the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets and currencies, liquidity of the financial markets, the availability and the cost of capital and credit, investor sentiment, confidence in the financial markets, and the sustainability of economic growth. The deterioration of any of these conditions could adversely affect the Corporation's consumer and commercial businesses, its securities and derivatives portfolios, its level of charge-offs and provision for credit losses, the carrying value of the Corporation's deferred tax assets, its capital levels and liquidity, and the Corporation's results of operations.

A decline or prolonged weakness in business and economic conditions generally or specifically in the principal markets in which the Corporation does business could have one or more of the following adverse effects on the Corporation's business:
  i.   a decrease in the demand for loans and other products and services;
  ii.   a decrease in the value of the Corporation's loans or other assets secured by consumer or commercial real estate;
  iii. an impairment of certain of the Corporation's intangible assets, such as goodwill; and
  iv.   an increase in the number of borrowers and counter-parties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to the Corporation.

Additionally, in light of economic conditions, the Corporation's ability to assess the creditworthiness of its customers may be impaired if the models and approaches that it uses to select, manage and underwrite loans become less predictive of future behaviors. Further, competition in the Corporation's industry may intensify as a result of consolidation of financial services companies in response to adverse market conditions and the Corporation may face increased regulatory scrutiny, which may increase its costs and limit its ability to pursue business opportunities.

Imposition of limits by bank regulators on commercial real estate lending activities could curtail the Corporation's growth and adversely affect our earnings.

In 2006, the Office of the Comptroller of the Currency, the FDIC and the FRB (collectively, the "Agencies") issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). Although the CRE Guidance did not establish specific lending limits, it provides that a bank's commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution's total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Commercial real estate loans represent 382.9% of our risk-based capital at December 31, 2022 and the outstanding balance of our commercial real estate loan portfolio has increased by greater than 50% during the 36 months preceding December 31, 2022.

In December 2015, the Agencies released a new statement on prudent risk management for commercial real estate lending (the "2015 Statement"). In the 2015 Statement, the Agencies, among other things, indicate the intent to continue "to pay special attention" to commercial real estate lending activities and concentrations going forward. If the Bank's regulators were to impose restrictions on the amount of such loans it can hold in its portfolio or require it to implement additional compliance measures, for reasons noted above or otherwise, the Corporation's earnings would be adversely affected as would earnings per share.

Commercial real estate and business loans increase the Corporation's exposure to credit risks.

At December 31, 2022, the Corporation's portfolio of commercial real estate and business loans totaled $1.249 billion or 68.3% of total loans. The Corporation plans to continue to emphasize the origination of these types of loans, which generally expose the Corporation to a greater risk of nonpayment and loss than residential real estate or consumer loans because repayment of commercial real estate and business loans often depends on the successful operation and income stream of the borrower's business. Additionally, such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate and consumer loans. Also, some of the Corporation's borrowers have more than one commercial loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose the Corporation to a significantly greater risk of loss compared to an adverse development with respect to residential real estate and consumer loans. In some instances, the Corporation has originated unsecured commercial loans with certain high net worth individuals who have personally guaranteed such loans. This type of commercial loan has an increased risk of loss if the Corporation is unable to collect repayment through legal action due to personal bankruptcy or other financial limitations of the borrower. The Corporation targets its business lending and marketing strategy towards small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact these businesses, the Corporation's results of operations and financial condition may be adversely affected.

Loan participations may have a higher risk of loss than loans the Bank originates because the Bank is not the lead lender and has limited control over credit monitoring.

The Corporation occasionally purchases commercial real estate and commercial and industrial loan participations secured by properties outside its market area in which the Bank is not the lead lender. The Corporation has purchased loan participations secured by various types of collateral such as real estate, equipment and other business assets located primarily in New York, and Pennsylvania. Loan participations may have a higher risk of loss than loans the Bank originates because we rely on the lead lender to monitor the performance of the loan. Moreover, our decisions regarding the classification of a loan participation and loan loss provisions associated with a loan participation are made in part based upon information provided by the lead lender. A lead lender also may not monitor a participation loan in the same manner as we would for loans that the Bank originates. At December 31, 2022, loan participation balances where the Bank is not the lead lender totaled $150.2 million, or 8.21% of our loan portfolio. At December 31, 2022, commercial and industrial loan participations outside our market area totaled $12.0 million, or 4.77% of the commercial and industrial loan portfolio and commercial real estate loan participations outside our market area totaled $0.2 million, or 0.02% of the commercial real estate loan portfolio. If the Bank's underwriting of these participation loans is not sufficient, our non-performing loans may increase and our earnings may decrease.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

The foreclosure process may adversely impact the Bank's recoveries on non-performing loans.

The Judicial foreclosure process is protracted, which delays our ability to resolve non-performing loans through the sale of the underlying collateral. The longer timelines were the result of the economic crisis, the COVID-19 pandemic, additional consumer protection initiatives related to the foreclosure process, increased documentary requirements and judicial scrutiny, and, both voluntary and mandatory programs under which lenders may consider loan modifications or other alternatives to foreclosure. These reasons, historical issues at the largest mortgage loan servicers, and the legal and regulatory responses have impacted the foreclosure process and completion time of foreclosures for residential mortgage lenders. This may result in a material adverse effect on collateral values and the Corporation's ability to minimize its losses.

The Corporation's portfolio of indirect automobile lending exposes it to increased credit risks.

At December 31, 2022, $202.1 million, or 11.0% of our total loan portfolio, consisted of automobile loans, primarily originated through automobile dealers for the purchase of new or used automobiles. The Corporation serves customers that cover a range of creditworthiness and the required terms and rates are reflective of those risk profiles. Automobile loans are inherently risky as they are often secured by assets that may be difficult to locate and can depreciate rapidly. In some cases, repossessed collateral for a defaulted automobile loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency may not warrant further substantial collection efforts against the borrower. Automobile loan collections depend on the borrower's continuing financial stability, and therefore, are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Additional risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through non-bank channels, namely automobile dealers.

The allowance for loan losses may prove to be insufficient to absorb losses in the loan portfolio.

The Corporation's customers may not repay their loans according to the original terms, and the collateral securing the payment of those loans may be insufficient to pay any remaining loan balance. Hence, the Corporation may experience significant loan losses, which could have a material adverse effect on the Corporation's operating results. Management makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the amount of the allowance for loan losses, management relies on loan quality reviews, past loss experience, and an evaluation of economic conditions, among other factors. If these assumptions prove to be incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in the Corporation's loan portfolio, resulting in additions to the allowance. Material additions to the allowance would materially decrease net income.

The Corporation's emphasis on the origination of commercial loans is one of the more significant factors in evaluating its allowance for loan losses. As the Corporation continues to increase the amount of these loans, additional or increased provisions for loan losses may be necessary, which could result in a decrease in earnings.

The Financial Accounting Standards Board has adopted a new accounting standard that will be effective for the Bank beginning on January 1, 2023. This standard, referred to as Current Expected Credit Loss, or CECL, will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses. This will change the current method of establishing allowances for loan losses that are probable, which may require us to increase our allowance for loan losses, and increase the data we would need to collect and review to determine the appropriate level of our allowance for loan losses.

Bank regulators periodically review the Corporation's allowance for loan losses and may require the Corporation to increase its provision for loan losses or loan charge-offs. Any increase in the allowance for loan losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on the Corporation's results of operations and/or financial condition. In addition, any future credit deterioration, could require us to increase our allowance for loan losses in the future.

The Corporation is subject to risks and losses resulting from fraudulent activities that could adversely impact its financial performance and results of operations.

As a bank, we are susceptible to fraudulent activity that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. We are subject to fraud and compliance risk, including but not limited to, in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, checking transactions, and debit cards that we have issued to our customers and through our online banking portals. We have experienced losses due to apparent fraud.

The Bank owns a participating interest totaling $4.2 million in an approximately $36.0 million commercial credit facility on which the borrower defaulted due to fraudulent activity. On April 23, 2020 the Corporation received payment of $461,309 from the lead bank related to its obligation under the participation agreements. The Bank continues to pursue recovery of the remaining $3.7 million and accumulated expenses as a result of purchasing the participation interest. While the Corporation believes this incident was an isolated occurrence, there can be no assurance that such losses will not occur again or that such acts will be detected in a timely manner. We maintain a system of internal controls and insurance coverage to mitigate against such risks, including data processing system failures and errors, and customer fraud. If our internal controls fail to prevent or detect any such occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Liquidity

Liquidity needs could adversely affect the Corporation's financial condition and results of operation.

The primary sources of funds of the Bank are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, which could be exacerbated by potential climate change, natural disasters and international instability.

Market conditions may impact the competitive landscape for deposits in the banking industry. The rising interest rate environment and future actions the FRB may impact pricing and demand for deposits in the banking industry. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments, and general economic conditions. The withdrawal of more deposits than the Corporation anticipates could have an adverse impact on profitability as the Corporation may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits which could cause the Corporation's overall cost of funding to increase. While the Corporation believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if the Corporation continues to grow and experience increasing loan demand. The Corporation may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Risks Related to Changes in Interest Rates

The Corporation is subject to interest rate risk, and fluctuations in market interest rates may affect its interest margin and income, demand for products, defaults on loans, loan prepayments and the fair value of its financial instruments.

The Corporation's earnings and cash flows depend largely upon its net interest income. Interest rates are highly sensitive to many factors that are beyond the Corporation's control, including general economic conditions and policies of governmental and regulatory agencies, particularly the FRB. Changes in monetary policy, including changes in interest rates, could influence the interest the Corporation receives on loans and investments and the amount of interest it pays on deposits and borrowings, which may affect net interest margin. Such changes could also affect (i) demand for products and services and price competition, in turn affecting our ability to originate loans and obtain deposits; (ii) the fair value of the Corporation's financial assets and liabilities; (iii) the average duration of its mortgage-backed securities portfolio and other interest-earning assets; (iv) levels of defaults on loans; and (v) loan prepayments.

During 2022, in response to accelerated inflation, the FRB implemented monetary tightening policies, resulting in significantly increased interest rates. The FRB has signaled that further tightening is anticipated. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, net interest income, and therefore earnings, could be adversely affected. In addition, the Corporation's net interest margin may contract in a rising rate environment because its funding costs may increase faster than the yield earned on its interest-earning assets. In a rising rate environment, demand for loans may decrease and loans with adjustable interest rates are more likely to experience a higher rate of default. Additionally, changes in interest rates also affect the fair value of the securities portfolio. Generally, the value of securities moves inversely with changes in interest rates. The combination of these events may adversely affect the Corporation's financial condition and results of operations.

Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. In addition, in a falling rate environment or the recent pandemic-related environment where the FRB held the federal reference rate near 0.00%, loans may be prepaid sooner than the Corporation expects, which could result in a delay between when the Corporation receives the prepayment and when it is able to redeploy the funds into new interest-earning assets and in a decrease in the amount of interest income the Corporation is able to earn on those assets. If the Corporation is unable to manage these risks effectively, its financial condition and results of operations could be materially adversely affected.

Any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on the Corporation's financial condition and results of operations. Also, the Corporation's interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on its balance sheet.

Risks Related to Competition

Strong competition within the Corporation's industry and market area could limit its growth and profitability.

The Corporation faces substantial competition in all phases of its operations from a variety of different competitors. Future growth and success will depend on the ability to compete effectively in this highly competitive environment. The Corporation competes for deposits, loans and other financial services with a variety of banks, thrifts, credit unions and other financial institutions as well as other entities, which provide financial services. Some of the financial institutions and financial services organizations with which the Corporation competes with are not subject to the same degree of regulation as the Corporation. Many competitors have been in business for many years, have established customer bases, are larger, and have substantially higher lending limits. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

The Corporation may not be able to attract and retain skilled people.

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities in which the Corporation engages can be intense and it may not be able to hire people or to retain them. A key component of employee retention is providing a fair compensation base combined with the opportunity for additional compensation for above average performance. In this regard, the Corporation uses a stock-based compensation program that aligns the interest of the Corporation's executives and senior managers with the interests of the Corporation, and its shareholders.

The Corporation's compensation practices are designed to be competitive and comparable to those of its peers, however, the unexpected loss of services of one or more of the Corporation's key personnel could have a material adverse impact on the business because it would lose the employees' skills, knowledge of the market, and years of industry experience and may have difficulty promptly finding qualified replacement personnel.

Risks Related to Business Strategy

The Corporation's growth strategy may not prove to be successful and its market value and profitability may suffer.

As part of the Corporation's strategy for continued growth, it may open additional branches. In 2021, the Corporation opened a new full-service branch in Clarence, New York. New branches do not initially contribute to operating profits due to the impact of overhead expenses and the start-up phase of generating loans and deposits. To the extent that additional branches are opened, the Corporation may experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on the Corporation's levels of net income, return on average equity and return on average assets.

In addition, the Corporation may acquire banks and related businesses that it believes provide a strategic fit with its business, such as the 2011 acquisition of FOFC and the 2013 acquisition of six branches from Bank of America. To the extent that the Corporation grows through acquisitions, it cannot provide assurance that such strategic decisions will be accretive to earnings.

The risks presented by acquisitions could adversely affect the Corporation's financial condition and results of operations.

The business strategy of the Corporation has included and may continue to include growth through acquisition from time to time. Any future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks may include, among other things: its ability to realize anticipated cost savings, the difficulty of integrating operations and personnel, the loss of key employees, the potential disruption of its or the acquired company's ongoing business in such a way that could result in decreased revenues, the inability of its management to maximize its financial and strategic position, the inability to maintain uniform standards, controls, procedures and policies, and the impairment of relationships with the acquired company's employees and customers as a result of changes in ownership and management.

Risks Related to Laws and Regulations

The Corporation operates in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Currently, the Corporation and its subsidiaries are subject to extensive regulation, supervision, and examination by regulatory authorities. For example, the FRB regulates the Corporation, the FRB, the FDIC and the NYSDFS regulate the Bank, and CRM is regulated by the Nevada Division of Insurance. Such regulators govern the activities in which the Corporation and its subsidiaries may engage. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of a bank, the classification of assets by a bank, and the adequacy of a bank's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on the Corporation and its operations. The Corporation believes that it is in substantial compliance with applicable federal, state and local laws, rules and regulations. As the Corporation's business is highly regulated, the laws, rules and applicable regulations are subject to regular modification and change. There can be no assurance that proposed laws, rules and regulations, or any other law, rule or regulation, will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect the Corporation's business, financial condition or prospects.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. In 2022, the FRB increased the federal funds rate by 425 basis points, which increased market rates dramatically. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the FRB have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Changes to LIBOR may adversely impact the interest rate paid on certain financial instruments.

The Corporation holds assets, liabilities, and derivatives that are indexed to the various tenors of LIBOR including but not limited to the one-month LIBOR, three-month LIBOR, one-year LIBOR, and the ten-year constant maturing swap rate. In 2017, the U.K. Financial Conduct Authority, which regulates London Interbank Offered Rates ("LIBOR"), announced that the publication of LIBOR is not guaranteed beyond 2021. In December 2020, the administrator of LIBOR announced its intention to (i) cease the publication of the one-week and two-month U.S. dollar LIBOR after December 31, 2021, and (ii) cease the publication of all other tenors of U.S. dollar LIBOR (one, three, six and 12 month LIBOR) after June 30, 2023.

There are multiple alternative reference rates available as a viable replacement for LIBOR. The Secured Overnight Financing Rate (or "SOFR") is considered the most likely alternative reference rate suitable for replacing LIBOR. SOFR has been published by the Federal Reserve Bank of New York (FRBNY) since March 2018, and it is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The FRBNY currently publishes SOFR daily on its website. Uncertainty remains as to the adoption or market acceptance or continued availability of SOFR or other alternative reference rates. The Company has adhered to the International Swaps and Derivatives Association 2021 Fallbacks Protocol for its interest rate swap agreements. At this time, it is not possible to predict what rate or rates may become accepted alternatives to LIBOR or the effect of any such changes on the interest rate received by the bank on its interest rate swap instruments.

We are subject to the Community Reinvestment Act and fair lending laws, and alleged failure to comply with fair lending laws has led to material penalties.

The Community Reinvestment Act ("CRA"), the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. On June 24, 2021, the Bank and the New York State Department of Financial Services agreed to the settlement provisions set forth in a Consent Order pertaining to alleged violations of New York's Fair Lending Law and the federal Equal Credit Opportunity Act relating to the Bank's indirect automobile lending program. The Bank agreed to pay restitution to impacted borrowers of $53,000 and a civil monetary penalty of $350,000 to the New York State Department of Financial Services. The Bank has been informed by the NYSDFS that the Bank has satisfied all of its obligations under the 2021 Consent Order related to the Bank's indirect automobile lending program. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. In recent years, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

The Corporation may be required to raise additional capital in the future, but that capital may not be available when it is needed, or it may only be available on unacceptable terms, which could adversely affect its financial condition and results of operations.

The Bank is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. The Corporation may at some point need to raise additional capital to support the Bank's continued growth or be required by regulators to increase its capital resources. The Corporation's ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of its control, and on its financial performance. Accordingly, the Corporation may not be able to raise additional capital, if needed, on terms acceptable to it. If the Corporation cannot raise additional capital when needed, its ability to further expand the Bank's operations and pursue its growth strategy could be materially impaired and its financial condition and liquidity could be materially and adversely affected. In addition, if the Corporation is unable to raise additional capital when required by bank regulators, it may be subject to adverse regulatory action.

Changes in tax rates could adversely affect the Corporation's results of operations and financial condition.

The Corporation is subject to the income tax laws of the United States, its states, and municipalities. The income tax laws of the jurisdictions in which the Corporation operates are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, the Corporation must make judgments and interpretations about the application of these inherently complex tax laws to its business activities, as well as the timing of when certain items may affect taxable income.

The provision for income taxes is composed of current and deferred taxes. Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in the Corporation's judgment, their realizability is determined to be more likely than not. The Corporation performs regular reviews to ascertain the realizability of its deferred tax assets. These reviews include the Corporation's estimates and assumptions regarding future taxable income, which incorporates various tax planning strategies.

Risks Related to Operational Matters

The Corporation's controls and procedures may fail or be circumvented, which may result in a material adverse effect on its business.

Management regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met.

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss to us. We seek to identify, measure, monitor, report and control our exposure to risk, including strategic, market, liquidity, compliance and operational risks. While we use a broad and diversified set of risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses as a result of our failure to properly anticipate and manage these risks.

We face significant operational risks because the financial services business involves a high volume of transactions.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards or customer attrition due to potential negative publicity. In the event of a breakdown in our internal control systems, improper operation of systems, or improper employee actions, we could suffer financial loss, face regulatory action, and/or suffer damage to our reputation.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, may have a material effect on the Corporation's operations.

Recent events relating to the failures of certain banking entities in March 2023, i.e. Silicon Valley Bank and Signature Bank, has caused general uncertainty and concern regarding the liquidity adequacy of the banking sector as a whole. Uncertainty may be compounded by the reach and depth of media attention, including social media, and its ability to disseminate concerns or rumors about any events of these kinds or other similar risks, and have in the past and may in the future lead to market-wide liquidity problems. These failures underscore the importance of maintaining diversified sources of funding as key measures to ensure the safety and soundness of a financial institution. As a result, market conditions and other external factors may impact the competitive landscape for deposits in the banking industry in an unpredictable manner. The rising interest rate environment has increased competition for liquidity and the premium at which liquidity is available to meet funding needs.

The Corporation continually encounters technological change and the failure to understand and adapt to these changes could adversely affect its business.

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. Technology has lowered barriers to entry and made it possible for "non-banks" to offer traditional bank products and services using innovative technological platforms such as Fintech and Blockchain. These "digital banks" may be able to achieve economies of scale and offer better pricing for banking products and services than the Corporation can. The Corporation's future success will depend, in part, on the ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Many competitors have substantially greater resources to invest in technological improvements. There can be no assurance that the Corporation will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Corporation's business and, in turn, its financial condition and results of operations.

Systems failures or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

Our operations depend upon our ability to protect our computer systems and network infrastructure against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures designed to prevent such damage, our security measures may not be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on our financial condition and results of operations.

It is possible that we could incur significant costs associated with a breach of our computer systems. While we have cyber liability insurance, there are limitations on coverage. Furthermore, cyber incidents carry a greater risk of injury to our reputation. Finally, depending on the type of incident, banking regulators can impose restrictions on our business and consumer laws may require reimbursement of customer losses.

Risks Related to Accounting Matters

The Corporation's accounting policies and estimates are critical to how the Corporation reports its financial condition and results of operations, and any changes to such accounting policies and estimates could materially affect how the Corporation reports its financial condition and results of operations.

Management has identified certain accounting policies as being critical because they require management's judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, valuing an asset or liability or reducing a liability. The Corporation has established detailed policies and control procedures that are intended to ensure that these critical accounting estimates and judgments are well controlled and applied consistently. In addition, these policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Because of the uncertainty surrounding its judgments and the estimates pertaining to these matters, actual outcomes may be materially different from amounts previously estimated. For example, because of the inherent uncertainty of estimates, management cannot provide any assurance that the Bank will not significantly increase its allowance for loan losses if actual losses are more than the amount reserved. Any increase in its allowance for loan losses or loan charge-offs could have a material adverse effect on the Corporation's financial condition and results of operations. In addition, the Corporation cannot guarantee that it will not be required to adjust accounting policies or restate prior financial statements.

Further, from time to time, the FASB and SEC change the financial accounting and reporting standards that govern the preparation of the Corporation's financial statements. These changes can be hard to predict and can materially impact how the Corporation records and reports its financial condition and results of operations. In some cases, the Corporation could be required to apply a new or revised standard retroactively, resulting in its restating prior period financial statements or otherwise adversely affecting its financial condition or results of operations.

Specifically, in June of 2016, FASB issued a new accounting standard, ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)* that will substantially change the accounting for credit losses under GAAP. Under GAAP's current standards, credit losses are not reflected in the Corporation's financial statements until it is probable that the credit losses has been incurred. This methodology has the effect of delaying the recognition of credit losses on loans. Under the new credit loss standard, the allowance for credit losses will be an estimate of the "expected" lifetime credit losses on loans existing in the portfolio as of the reporting period. The new credit loss standard may have a negative impact on the reporting of results of operations and financial condition of the Corporation. The amendments in this ASU became effective for the Corporation for the fiscal year beginning on January 1, 2023.

The Corporation holds certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, its earnings and the book values of these assets would decrease.

The Corporation is required to test its goodwill for impairment on a periodic basis. The impairment testing process considers a variety of factors, including the current market price of its common stock, the estimated net present value of its assets and liabilities, and information concerning the terminal valuation of similarly situated insured depository institutions. If an impairment determination is made in a future reporting period, its earnings and the book value of goodwill would be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of the Corporation's common shares or its regulatory capital levels, but such an impairment loss could significantly restrict the Bank from paying a dividend to the Corporation.

Financial counterparties expose the Corporation to risks.

The Corporation has increased its use of derivative financial instruments, primarily interest rate swaps, which exposes it to financial and contractual risks with counterparty banks. The Corporation maintains correspondent bank relationships, manages certain loan participations, engages in securities transactions, and engages in other activities with financial counterparties that are customary to its industry. Financial risks are inherent in these counterparty relationships.

Risks Related to Wealth Management

Involvement in wealth management creates risks associated with the industry.

The Corporation's wealth management operations present special risks not borne by institutions that focus exclusively on other traditional retail and commercial banking products. For example, the investment advisory industry is subject to fluctuations in the stock market that may have a significant adverse effect on transaction fees, client activity and client investment portfolio gains and losses. Also, additional or modified regulations may adversely affect our wealth management operations. In addition, our wealth management operations are dependent on a small number of established financial advisors, whose departure could result in the loss of a significant number of client accounts. A significant decline in fees and commissions or trading losses suffered in the investment portfolio could adversely affect our income and potentially require the contribution of additional capital to support our operations.

There may be claims and litigation pertaining to fiduciary responsibility.

From time to time as part of the Corporation's normal course of business, customers make claims and take legal action against the Corporation based on its actions or inactions related to the fiduciary responsibilities of the Wealth Management Group segment. If such claims and legal actions are not resolved in a manner favorable to the Corporation, they may result in financial liability and/or adversely affect the market perception of the Corporation and its products and services. This may also impact customer demand for the Corporation's products and services. Any financial liability or reputation damage could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

General Business Risk Factors

The COVID-19 pandemic could adversely affect the Corporation's financial condition and results of operations.

The COVID-19 pandemic had a significant economic impact on the communities in which the Corporation operates, its borrowers and depositors, and the national economy generally. Although the domestic and global economies have significantly recovered from the COVID-19 pandemic as health and safety restrictions have been lifted and vaccine distribution has increased, certain adverse consequences of the pandemic remain and may persist for some time. Specifically, despite growth in economic activity and the demand for goods and services as COVID-19 restrictions were lifted, labor shortages and supply chain disruptions have contributed to an increase in inflation, and the risk of a recession. The ongoing and dynamic nature of COVID-19 makes it difficult to predict future developments.

The Corporation expects the impact of COVID-19 to continue to be present, and last for an undetermined amount of time. The expected impact of COVID-19 on the Corporation's business, results of operations, financial condition and capital levels, cannot be determined and is uncertain.

Severe weather and other natural disasters can affect the Corporation's business.

The Corporation's main office and its branch offices can be affected by natural disasters such as severe storms and flooding. These kinds of events could interrupt the Corporation's operations, particularly its ability to deliver deposit and other retail banking services to its customers and as a result, the Corporation's business could suffer serious harm. While the Corporation maintains adequate insurance against property and casualty losses arising from most natural disasters, and it has successfully overcome the challenges caused by past flooding in Central New York, there can be no assurance that it will be as successful if and when disasters occur.

Additionally, global markets may be adversely affected by natural disasters, the emergence of widespread health emergencies or pandemics, cyber-attacks or campaigns, military conflict such as the current conflict between Russia and Ukraine, terrorism, or other geopolitical events. Global market disruptions may affect our business liquidity. Also, any sudden or prolonged market downturn in the U.S. or abroad, as a result of the above factors or otherwise could result in a decline in revenue and adversely affect our results of operations and financial condition, including capital and liquidity levels.

Inflation can have an adverse impact on our business and on our customers.

The national economy continues to experience elevated levels of inflation. As of December 31, 2022, the year over year consumer price index ("CPI") increase was 6.5%, primarily driven by increases in food and energy prices. As a result, the FRB raised interest rates by 425 basis points in 2022 to combat rising inflation. High inflation, if sustained, could have an adverse effect on our business. The recent increase in interest rates in response to elevated levels of inflation has decreased the fair value of our securities portfolio, resulting in an increase in unrealized losses recorded in accumulated other comprehensive income on the shareholders' equity section of our balance sheet. In addition, inflation-driven increases in our levels of non-interest expense could negatively impact our results of operations. High inflation and increasing interest rates could also cause increased volatility in the business environment, which could adversely affect loan demand and borrowers' ability to repay loans.

Risks Relating to Ownership of Our Common Stock

The Corporation's common stock is not heavily traded, and the stock price may fluctuate significantly.

The Corporation's common stock is traded on the NASDAQ under the symbol "CHMG." Certain brokers currently make a market in the common stock, but such transactions are infrequent and the volume of shares traded is relatively small. Management cannot predict whether these or other brokers will continue to make a market in our common stock. Prices on stock that is not heavily traded, such as our common stock, can be more volatile than heavily traded stock. Factors such as our financial results, the introduction of new products and services by us or our competitors, publicity regarding the banking industry, and various other factors affecting the banking industry may have a significant impact on the market price of the shares of the common stock. Management also cannot predict the extent to which an active public market for our common stock will develop or be sustained in the future. Accordingly, shareholders may not be able to sell their shares of our common stock at the volumes, prices, or times that they desire.

The Corporation is a holding company and depends on its subsidiaries for dividends, distributions and other payments.

The Corporation is a legal entity separate and distinct from the Bank and other subsidiaries. Its principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends from the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank to the Corporation, as well as by the Corporation to its shareholders. FRB regulations affect the ability of the Bank to pay dividends and other distributions and to make loans to the Corporation. If the Bank is unable to make dividend payments to the Corporation and sufficient capital is not otherwise available, the Corporation may not be able to make dividend payments to its common shareholders.

Provisions of the Corporation's certificate of incorporation, bylaws, as well as New York law and certain banking laws, could delay or prevent a takeover of the Corporation by a third party.

Provisions of the Corporation's certificate of incorporation and bylaws, New York law, and state and federal banking laws, including regulatory approval requirements, could delay, defer or prevent a third party from acquiring the Corporation, despite the possible benefit to the Corporation's shareholders, or otherwise adversely affect the market price of the Corporation's common stock. These provisions include: a two-thirds affirmative vote of all outstanding shares of Corporation stock for certain business combinations; a supermajority shareholder vote of 75% of outstanding stock for business combinations involving 10% shareholders; the election of directors to staggered terms of three years; and advance notice requirements for nominations for election to the Corporation's Board of Directors and for proposing matters that shareholders may act on at a shareholder meeting. In addition, the Corporation is subject to New York law, which among other things prohibits the Corporation from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discouraging bids for the Corporation's common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of the Corporation's common stock. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors other than candidates nominated by the Board of Directors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

All properties owned or leased by the Bank are considered to be in good condition. For additional information about the Corporation's facilities, including rental expenses, see "Note 5 Premises and Equipment" in Notes to Consolidated Financial Statements in Part IV, Item 15. Exhibits and Financial Statement Schedules of this report. The Corporation holds no real estate in its own name.

Corporate Headquarters
Executive and Administrative Offices
One Chemung Canal Plaza, Elmira, NY 14901

Wealth Management Group Regional Offices
305 E. Water Street, Elmira, NY 14901
127 Court Street, Binghamton, NY 13901
132-136 State Street, Albany, NY 12207

Full-Service Branches - New York

Albany County
*132-136 State St., Albany, NY 12207
*65 Wolf Rd., Albany, NY 12205
*581 Loudon Rd., Latham, NY 12110
*1365 New Scotland Rd., Slingerlands, NY 12159

Broome County
*127 Court St., Binghamton, NY 13901
*100 Rano Blvd., Vestal, NY 13850

Cayuga County
*110 Genesee St., Auburn, NY 13021
185 Grant Ave., Auburn, NY 13021

Chemung County
One Chemung Canal Plaza, Elmira, NY 14901
628 W. Church St., Elmira, NY 14905
951 Pennsylvania Ave., Elmira, NY 14904
100 W. McCann's Blvd., Elmira Heights, NY 14903
29 Arnot Rd., Horseheads, NY 14845
602 S. Main St., Horseheads, NY 14845

Cortland County
*1094 State Rte. 222, Cortland, NY 13045

Erie County
*9159 Main Street, Clarence, NY 14031

Saratoga County
*25 Park Ave., Clifton Park, NY 12065
*3057 Route 50, Saratoga Springs, NY 12866

Schenectady County
*2 Rush St., Schenectady, NY 12305

Schuyler County
318 N. Franklin St., Watkins Glen, NY 14891
303 W. Main St., Montour Falls, NY 14865

Seneca County
54 Fall St., Seneca Falls, NY 13148

Steuben County
*201 Bath and Hammondsport RR, Bath, NY 14810
149 West Market St., Corning, NY 14830

Tioga County
203 Main St., Owego, NY 13827
405 Chemung St., Waverly, NY 14892

Tompkins County
806 W. Buffalo St., Ithaca, NY 14850
304 Elmira Rd., Ithaca, NY 14850
*909 Hanshaw Rd., Ithaca, NY 14850

Full-Service Branches - Pennsylvania (Bradford County)

5 West Main St., Canton, PA 17724   159 Canton St., Troy, PA 16947

CFS Group

One Chemung Canal Plaza, Elmira, NY 14901
Available by appointment at all bank locations

* Leased facilities and/or property

Leased Off-Site ATM Locations

Albany Capital Center	Albany, NY
E-Z Food Mart	Elmira, NY
Ithaca College	Ithaca, NY

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, there are various outstanding claims and legal proceedings involving the Corporation or its subsidiaries. On February 4, 2020, the Corporation filed a lawsuit against Pioneer Bank, Albany, New York, in the Supreme Court of the State of New York in the County of Albany. As disclosed in the Corporation's September 12, 2019 Current Report on Form 8-K, the Bank owns a participating interest totaling $4.2 million in an approximately $36.0 million commercial credit facility on which the borrower defaulted due to fraudulent activity. The Corporation's complaint alleges that Pioneer Bank, as lead bank, breached the participation agreement and engaged in fraud and negligent misrepresentation. The Corporation received a recovery of $0.5 million in April 2020, and continues to pursue recovery of the remaining $3.7 million and accumulated expenses as a result of purchasing the participation interest.

Other than as noted above, the Corporation believes that it is not a party to any pending legal, arbitration, or regulatory proceedings that could have a material adverse impact on its financial results or liquidity as of December 31, 2022.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's common stock is traded on the Nasdaq Global Select Market under the symbol "CHMG."

The table below shows the price ranges for the Corporation's common stock during each of the indicated quarters. The information is based upon the high and low closing sales prices reported by the Nasdaq Global Select Market.

Common Stock Market Prices and Dividends Paid
During the Past Two Years

December 31, 2022	High	Low	Dividends
4th Quarter	$ 47.99	$ 41.21	$ 0.31
3rd Quarter	48.38	41.80	0.31
2nd Quarter	47.48	40.88	0.31
1st Quarter	47.14	45.25	0.31
December 31, 2021	**High**	**Low**	**Dividends**
4th Quarter	$ 48.33	$ 44.29	$ 0.31
3rd Quarter	48.30	42.81	0.31
2nd Quarter	46.60	42.09	0.31
1st Quarter	44.73	33.46	0.26

Under New York law, the Corporation may pay dividends on its common stock either: (i) out of surplus, so that the Corporation's net assets remaining after such payment equal the amount of its stated capital, or (ii) if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The payment of dividends on the Corporation's common stock is dependent, in large part, upon receipt of dividends from the Bank, which is subject to certain restrictions which may limit its ability to pay the Corporation dividends. See Item 1, "Business – Supervision and Regulation-The Bank-Payment of Dividends" for an explanation of legal limitations on the Bank's ability to pay dividends.

As of March 10, 2023, there were 454 registered holders of record of the Corporation's stock.

The table below sets forth the information with respect to purchases made by the Corporation of our common stock during the quarter ended December 31, 2022:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
10/01/22 - 10/31/22	—			200,816
11/01/22 - 11/30/22	—	$ —	—	200,816
12/01/22 - 12/31/22	—	$ —	—	200,816
Quarter ended 12/31/2022	—	$ —	—	200,816

On January 8, 2021 the Corporation announced that the Board of Directors approved a new stock repurchase program whereby the Corporation may repurchase up to 250,000 shares of its common stock, or approximately 5% of its outstanding shares. Purchases may be made from time to time on the open market or in private negotiated transactions and will be at the discretion of management. As of March 10, 2023, a total of 49,184 shares were repurchased at an average cost of $40.42 per share.

STOCK PERFORMANCE GRAPH

The following graph compares the yearly change in the cumulative total shareholder return on the Corporation's common stock against the cumulative total return of the NASDAQ Composite Index, KBW NASDAQ Bank Index, and S&P U.S. SmallCap Banks Index for the period of five years commencing December 31, 2017.



Total Return Performance

Index	Period Ending					
	12/31/2017	**12/31/2018**	**12/31/2019**	**12/31/2020**	**12/31/2021**	**12/31/2022**
Chemung Financial Corporation	100.00	87.92	92.56	76.72	107.84	109.53
NASDAQ Composite Index	100.00	97.16	132.81	192.47	235.15	158.65
KBW NASDAQ Bank Index	100.00	82.29	112.01	100.46	138.97	109.23
S&P U.S. SmallCap Banks Index	100.00	83.44	104.69	95.08	132.36	116.69

The cumulative total return includes (1) dividends paid and (2) changes in the share price of the Corporation's common stock and assumes that all dividends were reinvested. The above graph assumes that the value of the investment in Chemung Financial Corporation and each index was $100 on December 31, 2017.

The Total Returns Index for NASDAQ Composite, KBW NASDAQ Bank Index, and S&P SmallCap Bank Indices were obtained from S&P Global Market Intelligence, New York, NY.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

The following is the MD&A of the Corporation in this Form 10-K at December 31, 2022 and 2021, and for the years ended December 31, 2022, and 2021. The purpose of this discussion is to focus on information about the financial condition and results of operations of the Corporation. Reference should be made to the accompanying audited consolidated financial statements and footnotes for an understanding of the following discussion and analysis. See the list of commonly used abbreviations and terms on pages 2-5.

The MD&A included in this Form 10-K contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current beliefs and expectations of the Corporation's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. For a discussion of those risks and uncertainties and the factors that could cause the Corporation's actual results to differ materially from those risks and uncertainties, see Forward-looking Statements below.

The Corporation has been a financial holding company since 2000, and the Bank was established in 1833, CFS in 2001, and CRM in 2016. Through the Bank and CFS, the Corporation provides a wide range of financial services, including demand, savings and time deposits, commercial, residential and consumer loans, interest rate swaps, letters of credit, wealth management services, employee benefit plans, insurance products, mutual funds and brokerage services. The Bank relies substantially on a foundation of locally generated deposits. The Corporation, on a stand-alone basis, has minimal results of operations. The Bank derives its income primarily from interest and fees on loans, interest on investment securities, WMG fee income, and fees received in connection with deposit and other services. The Bank's operating expenses are interest expense paid on deposits and borrowings, salaries and employee benefit plans, and general operating expenses.

CRM, a wholly-owned subsidiary of the Corporation which was formed and began operations on May 31, 2016, is a Nevada-based captive insurance company that insures against certain risks unique to the operations of the Corporation and its subsidiaries and for which insurance may not be currently available or economically feasible in today's insurance marketplace. CRM pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. CRM is subject to regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance.

Forward-looking Statements

This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. The Corporation intends its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding the Corporation's expected financial position and operating results, the Corporation's business strategy, the Corporation's financial plans, forecasted demographic and economic trends relating to the Corporation's industry and similar matters are forward-looking statements. These statements can sometimes be identified by the Corporation's use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." The Corporation cannot guarantee that its expectations in such forward-looking statements will turn out to be correct. The Corporation's actual results could be materially different from expectations because of various factors, including changes in economic conditions or interest rates, credit risk, difficulties in managing the Corporation's growth, competition, changes in law or the regulatory environment, and changes in general business and economic trends. Information concerning these and other factors can be found in the Corporation's periodic filings with the SEC, including the discussion under the heading "Item 1A. Risk Factors" of this annual report on Form 10-K. The Corporation's quarterly filings are available publicly on the SEC's website at http://www.sec.gov, on the Corporation's website at http://www.chemungcanal.com or by written request to: Kathleen S. McKillip, Corporate Secretary, Chemung Financial Corporation, One Chemung Canal Plaza, Elmira, NY 14901. Except as otherwise required by law, the Corporation undertakes no obligation to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Critical Accounting Estimates

Critical accounting estimates include the areas where the Corporation has made what it considers to be particularly difficult, subjective or complex judgments concerning estimates, and where these estimates can significantly affect the Corporation's financial results under different assumptions and conditions. The Corporation prepares its financial statements in conformity with GAAP. As a result, the Corporation is required to make certain estimates, judgments and assumptions that it believes are reasonable based upon the information available at that time. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years presented. Actual results could be different from these estimates.

Allowance for Loan Losses

Management considers the allowance for loan losses to be a critical accounting estimate given the uncertainty in evaluating the level of allowance required to cover probable incurred credit losses inherent in the loan portfolio, and the material effect that such judgments can have on the Corporation's results of operations. Determining the amount requires significant judgement on the part of management, is multi-faceted, and can be imprecise. Considerations include use of estimates related to the timing of expected cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience, implications of current economic trends and conditions, and other qualitative factors, all of which may be susceptible to significant change. The allowance is established through a provision for loan losses in the Consolidated Statements of Income, and evaluation of the adequacy of the allowance for loan losses is performed by management on a quarterly basis. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses.

Actual loss experience is supplemented with other qualitative factors based on the risks present in each portfolio segment. It is difficult to estimate how potential changes in any one economic factor may have, or input might affect, the overall allowance because a wide variety of factors and inputs are considered in estimating the allowance, and changes in those factors and inputs considered may not occur at the same rate or be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. Qualitative factors considered include lending practices & oversight, an array of local and national economic considerations, and other factors pertinent to the credit quality of the portfolio.

In estimating the allowance for loan and lease losses, management considers the sensitivity of the model to the significant judgements and assumptions built in, and the material impact that these assumptions could have on the allowance. Given the concentration of ALLL allocation to the commercial portfolio, specifically in the area of commercial real estate, management has analyzed a series of economic scenarios to determine the hypothetical impact that changes in the underlying conditions of the commercial real estate portfolio may have on reserve requirements. Management determined that these scenarios could materially impact ALLL requirements, either positively or adversely. Real estate values in the Corporation's market area have not changed dramatically in recent years, primarily appreciating, and, as a result, any declines in real estate values have been modest. While management has concluded that the current evaluation of collateral values is reasonable under the circumstances, if collateral evaluations were significantly lowered, the Corporation's allowance for loan losses policy would require additional provisions for loan losses. This analysis helps guide management in making determinations relating to adjustments in the qualitative portion of the allowance.

If the assumptions underlying the determination of the ALLL prove to be incorrect, the allowance may not be sufficient to cover actual loan losses and an increase in the allowance may be necessary to account for different assumptions or adverse developments. In addition, problems with one or more specific loans could require a significant increase to the ALLL.

Management's methodology and policy in determining the allowance for loan losses can be found in Note 1 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K. The activity in the allowance for loan losses is depicted in supporting tables in Note 4 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Consolidated Financial Highlights

	As of or for the Years Ended	
(in thousands, except per share data)	December 31, 2022	December 31, 2021
RESULTS OF OPERATIONS		
Interest and dividend income	$ 81,475	$ 69,008
Interest expense	7,296	3,419
Net interest income	74,179	65,589
Provision for loan losses	(554)	17
Net interest income after provision for loan losses	74,733	65,572
Non-interest income	21,436	23,870
Non-interest expenses	59,280	55,682
Income before income tax expense	36,889	33,760
Income tax expense	8,106	7,335
Net income	$ 28,783	$ 26,425
Basic and diluted earnings per share	$ 6.13	$ 5.64
Average basic and diluted shares outstanding	4,693	4,683
PERFORMANCE RATIOS		
Return on average assets	1.15 %	1.09 %
Return on average equity	15.93 %	12.94 %
Return on average tangible equity (a)	18.12 %	14.49 %
Efficiency ratio (unadjusted) (f)	62.00 %	62.24 %
Efficiency ratio (adjusted) (a) (b)	61.71 %	61.71 %
Non-interest expense to average assets	2.37 %	2.30 %
Loans to deposits	78.61 %	70.44 %
AVERAGE YIELDS / RATES - Fully Taxable Equivalent		
Yield on loans	4.14 %	3.82 %
Yield on investments	1.71 %	1.34 %
Yield on interest-earning assets	3.35 %	2.99 %
Cost of interest-bearing deposits	0.44 %	0.22 %
Cost of borrowings	2.76 %	3.05 %
Cost of interest-bearing liabilities	0.47 %	0.23 %
Interest rate spread	2.88 %	2.76 %
Net interest margin, fully taxable equivalent	3.05 %	2.84 %
CAPITAL		
Total equity to total assets at end of year	6.29 %	8.74 %
Tangible equity to tangible assets at end of year (a)	5.51 %	7.91 %
Book value per share	$ 35.32	$ 45.09
Tangible book value per share (a)	30.69	40.44
Year-end market value per share	45.87	46.45
Dividends declared per share	1.24	1.19

(in thousands, except per share data)	As of or for the Years Ended			
	December 31, 2022		December 31, 2021	
AVERAGE BALANCES				
Loans (c)	$	1,646,576	$	1,545,579
Interest-earning assets		2,444,287		2,324,498
Total assets		2,496,099		2,421,801
Deposits		2,255,326		2,179,128
Total equity		180,684		204,239
Tangible equity (a)		158,857		182,314
ASSET QUALITY				
Net charge-offs (recoveries)	$	812	$	(84)
Non-performing loans (d)		8,178		8,114
Non-performing assets (e)		8,373		8,227
Allowance for loan losses		19,659		21,025
Annualized net charge-offs (recoveries) to average loans		0.05 %		(0.01)%
Non-performing loans to total loans		0.45 %		0.54 %
Non-performing assets to total assets		0.32 %		0.34 %
Allowance for loan losses to total loans		1.07 %		1.38 %
Allowance for loan losses to non-performing loans		240.39 %		259.17 %

(a) See the GAAP to Non-GAAP reconciliations on pages 63-66.

(b) Efficiency ratio (adjusted) is non-interest expense less amortization of intangible assets less legal accruals and settlements divided by the total of fully taxable equivalent net interest income plus non-interest income less net gains on securities transactions.

(c) Loans include loans held for sale. Loans do not reflect the allowance for loan losses.

(d) Non-performing loans include non-accrual loans only.

(e) Non-performing assets include non-performing loans plus other real estate owned.

(f) Efficiency ratio (unadjusted) is non-interest bearing expense divided by the total of net interest income plus non-interest income.

Consolidated Results of Operations

The following section of the MD&A provides a comparative discussion of the Corporation's Consolidated Results of Operations on a reported basis for the years ended December 31, 2022 and 2021. For a discussion of the Critical Accounting Estimates that affect the Consolidated Results of Operations, see page 37.

Net Income

The following table presents selected financial information for the years indicated, and the dollar and percent change (in thousands, except per share and ratio data):

	Years Ended December 31,			
	2022	2021	Change	Percentage Change
Net interest income	$ 74,179	$ 65,589	$ 8,590	13.1 %
Non-interest income	21,436	23,870	(2,434)	(10.2)%
Non-interest expenses	59,280	55,682	3,598	6.5 %
Pre-provision income	36,335	33,777	2,558	7.6 %
Provision for loan losses	(554)	17	(571)	N/M
Income tax expense	8,106	7,335	771	10.5 %
Net income	$ 28,783	$ 26,425	$ 2,358	8.9 %
Basic and diluted earnings per share	$ 6.13	$ 5.64	$ 0.49	8.7 %
Selected financial ratios				
Return on average assets	1.15 %	1.09 %		
Return on average equity	15.93 %	12.94 %		
Net interest margin, fully taxable equivalent	3.05 %	2.84 %		
Efficiency ratio (adjusted) (a)	61.71 %	61.71 %		
Non-interest expense to average assets	2.37 %	2.30 %		

(a) See the GAAP to Non-GAAP reconciliations on pages 63-66

Net income for the year ended December 31, 2022 was $28.8 million, or $6.13 per share, compared with net income of $26.4 million, or $5.64 per share, for the prior year. Return on average equity for the year ended December 31, 2022 was 15.93%, compared with 12.94% for the prior year. The increase in net income for the year ended December 31, 2022, compared to the prior year, was driven by an increase in net interest income and a decrease in the provision for loan losses, offset by a decrease in non-interest income and increases in non-interest expenses and income tax expense.

Net Interest Income

The following table presents net interest income for the years indicated, and the dollar and percent change (in thousands):

	Years Ended December 31,			
	2022	2021	Change	Percentage Change
Interest and dividend income	$ 81,475	$ 69,008	$ 12,467	18.1 %
Interest expense	7,296	3,419	3,877	113.4 %
Net interest income	$ 74,179	$ 65,589	$ 8,590	13.1 %

Net interest income, which is the difference between the interest income earned on interest-earning assets such as loans and securities, and the interest expense accrued on interest-bearing liabilities such as deposits and borrowings, is the largest contributor to the Corporation's earnings.

Net interest income for the year ended December 31, 2022 totaled $74.2 million, an increase of $8.6 million, or 13.1%, compared with $65.6 million for the prior year. Fully taxable equivalent net interest margin was 3.05% for the year ended December 31, 2022 compared with 2.84% for the prior year. The increase in net interest income was primarily due to increases of $9.2 million in interest income on loans, including fees, $3.2 million in interest and dividend income on taxable securities, and $0.1 million in interest income on interest-earning deposits, offset by increases of $3.4 million in interest expense on deposits, and $0.5 million in interest expense on borrowed funds.

The increase in interest income on loans, including fees was due primarily to a 32 basis points increase in the average yield on loans, primarily related to the commercial and consumer loan portfolios due to an increase in interest rates, and a $101.0 million increase in average loan balances, representing increases across all loan categories. The increase in interest and dividend income on taxable securities was due primarily to a 28 basis points increase in the average yield, due to an increase in interest rates, and an increase in the average invested balances of $83.9 million. The increase in interest income on interest-earning deposits was due primarily to the increase in interest rates on overnight deposits with the average yield on interest-earning deposits increasing from 0.17% in 2021 to 1.24% in 2022. The increase in interest expense on deposits was due primarily to a 22 basis points increase in average rates paid on interest-bearing deposits which included higher costing one-way brokered deposits, and an organic deposit campaign in the fourth quarter of 2022, when compared to the prior year. The increase in interest expense on borrowed funds was due primarily to an increase in the average balances and interest rates of overnight FHLBNY borrowings, when compared to the prior year.

Average interest-earning assets increased $119.8 million in 2022 when compared to the prior year. Average interest-bearing liabilities increased $70.0 million when compared to the prior year. The average yield on average interest-earning assets increased 36 basis points, and the average cost of interest-bearing liabilities increased 24 basis points, when compared to the prior year.

Average Consolidated Balance Sheet and Interest Analysis

The following table presents certain information related to the Corporation's average consolidated balance sheets and its consolidated statements of income for the years ended December 31, 2022, and 2021. It also reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities for the years ended December 31, 2022, and 2021. For the purpose of the table below, non-accruing loans are included in the daily average loan amounts outstanding. Daily balances were used for average balance computations. Investment securities are stated at amortized cost. Tax equivalent adjustments have been made in calculating yields on obligations of states and political subdivisions, tax-free commercial loans and dividends on equity investments. Loan fee income was $1.2 million and $4.0 million for the years ended December 31, 2022 and 2021, respectively, and was comprised primarily of fees related to the Paycheck Protection Program.

AVERAGE CONSOLIDATED BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS

| | Year Ended December 31, | | | | | |
| | 2022 | | | 2021 | | |
(in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest-earning assets:						
Commercial loans	$ 1,143,908	$ 50,146	4.38 %	$ 1,091,569	$ 42,661	3.91 %
Mortgage loans	274,067	9,226	3.37 %	248,387	8,474	3.41 %
Consumer loans	228,601	8,857	3.87 %	205,623	7,850	3.82 %
Taxable securities	734,898	12,107	1.65 %	650,974	8,946	1.37 %
Tax-exempt securities	41,915	1,304	3.11 %	41,632	1,308	3.14 %
Interest-earning deposits	20,898	260	1.24 %	86,313	151	0.17 %
Total interest-earning assets	2,444,287	81,900	3.35 %	2,324,498	69,390	2.99 %
Non-interest earning assets:						
Cash and due from banks	24,497			26,150		
Premises and equipment, net	16,978			19,107		
Other assets	90,879			69,445		
Allowance for loan losses	(19,453)			(21,093)		
AFS valuation allowance	(61,089)			3,694		
Total assets	$ 2,496,099			$ 2,421,801		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 278,946	$ 412	0.15 %	$ 287,340	$ 235	0.08 %
Savings and insured money market deposits	949,597	2,241	0.24 %	932,940	930	0.10 %
Time deposits	297,662	4,002	1.34 %	254,718	2,119	0.83 %
Capital leases and other debt	23,208	641	2.76 %	4,420	135	3.05 %
Total interest-bearing liabilities	1,549,413	7,296	0.47 %	1,479,418	3,419	0.23 %
Non-interest bearing liabilities:						
Demand deposits	729,121			704,130		
Other liabilities	36,881			34,014		
Total liabilities	2,315,415			2,217,562		
Shareholders' equity	180,684			204,239		
Total liabilities and shareholders' equity	$ 2,496,099			$ 2,421,801		
Fully taxable equivalent net interest income		74,604			65,971	
Net interest rate spread (1)			2.88 %			2.76 %
Net interest margin, fully taxable equivalent (2)			3.05 %			2.84 %
Taxable equivalent adjustment		(425)			(382)	
Net interest income		$ 74,179			$ 65,589	

(1) Net interest rate spread is the difference in the average yield on interest-earning assets less the average cost of interest-bearing liabilities.

(2) Net interest margin is the ratio of fully taxable equivalent net interest income divided by average interest-earning assets.

Changes Due to Rate and Volume

Net interest income can be analyzed in terms of the impact of changes in rates and volumes. The table below illustrates the extent to which changes in interest rates and in the volume of average interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and interest expense during the years indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rates (changes in rates multiplied by prior volume); and (iii) the net changes. For purposes of this table, changes that are not due solely to volume or rate changes have been allocated to these categories based on the respective percentage changes in average volume and rate. Due to the numerous simultaneous volume and rate changes during the years analyzed, it is not possible to precisely allocate changes between volume and rates. In addition, average interest-earning assets include non-accrual loans and taxable equivalent adjustments were made.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

	2022 vs. 2021		
	Increase/(Decrease)		
(in thousands)	Total Change	Due to Volume	Due to Rate
Interest income			
Commercial loans	$ 7,485	$ 2,134	$ 5,351
Mortgage loans	752	854	(102)
Consumer loans	1,007	901	106
Taxable securities	3,161	1,223	1,938
Tax-exempt securities	(4)	9	(13)
Interest-earning deposits	109	(187)	296
Total interest income	12,510	4,934	7,576
Interest expense			
Interest-bearing demand deposits	177	(7)	184
Savings and insured money market deposits	1,311	17	1,294
Time deposits	1,883	405	1,478
Long-term advances and other debt	506	520	(14)
Total interest expense	3,877	935	2,942
Fully taxable equivalent net interest income	$ 8,633	$ 3,999	$ 4,634

Provision for loan losses

Management performs an ongoing assessment of the adequacy of the allowance for loan losses based upon a number of factors including an analysis of historical loss factors, collateral evaluations, recent charge-off experience, credit quality of the loan portfolio, current economic conditions and loan growth. Management continued to evaluate the potential impact of the COVID-19 pandemic as it relates to the loan portfolio in 2022. As part of this analysis, the Corporation released the remaining $2.4 million of the pandemic related portion of the allowance in 2022. In total, the Corporation released $4.3 million and utilized $0.5 million of the pandemic related allowance established in 2020. The Corporation no longer holds a pandemic related reserve as part of the allowance for loan losses.

The provision for loan losses for the years ended December 31, 2022, and 2021 was credit of a $0.6 million and a provision of $17.0 thousand, respectively. The decrease was primarily due to the $2.4 million release of the pandemic related portion of the allowance, the $1.5 million release of a specific reserve related to the sale of a large commercial real estate credit, positive impacts of $0.8 million related to the upgrade of two large commercial credits, and a $1.0 million decrease in the historical loss factor due to the roll-off of a commercial real estate owner occupied property previously charged off in 2020. These decreases in the provision were offset by additional provision of $4.2 million related to increased loan growth, along with additional provisioning for loan concentrations and deteriorating national economic conditions. Net charge-offs for the year ended December 31, 2022, were $0.8 million. Net recoveries for the year ended December 31, 2021 were $0.1 million.

Non-interest income

The following table presents non-interest income for the years indicated, and the dollar and percent change (in thousands):

		Years Ended December 31,			
	2022	**2021**	**Change**	**Percentage Change**
WMG fee income	$ 10,280	$ 11,072	$ (792)	(7.2)%
Service charges on deposit accounts	3,788	3,214	574	17.9 %
Interchange revenue from debit card transactions	4,603	4,844	(241)	(5.0)%
Change in fair value of equity investments	(349)	246	(595)	(241.9)%
Net gains on sales of loans held for sale	107	1,073	(966)	(90.0)%
Net gains (losses) on sales of other real estate owned	60	(16)	76	475.0 %
Income from bank owned life insurance	46	52	(6)	(11.5)%
CFS fee and commission income	1,079	1,044	35	3.4 %
Other	1,822	2,341	(519)	(22.2)%
Total non-interest income	$ 21,436	$ 23,870	$ (2,434)	(10.2)%

Non-interest income for the year ended December 31, 2022 was $21.4 million compared with $23.9 million for the prior year, a decrease of $2.4 million, or 10.2%. The decrease was due primarily to decreases of $1.0 million in net gains on sales of loans held for sale, $0.8 million in wealth management group fee income, $0.6 million in the change in fair value of equity investments, $0.5 million in other non-interest income, and $0.2 million in interchange revenue from debit card transactions, offset by an increase of $0.6 million in service charges on deposit accounts.

Net Gains on Sales of Loans Held for Sale
Net gains on sales of loans held for sale decreased primarily due to a decrease in net gains on sales of residential mortgage loans sold into the secondary market when compared to the prior year.

Wealth Management Group Fee Income
The decrease in wealth management group fee income was primarily attributed to a decrease in the market value of total assets under management or administration.

Change in Fair Value of Equity Investments
Change in fair value of equity investments decreased in 2022 compared to the prior year primarily due to a decrease in the assets held and the market value thereon.

Other non-interest income
Other non-interest income decreased compared to the prior year primarily due to the receipt of real estate and sales tax refunds received in the prior year.

Interchange Revenue from Debit Card Transactions
The decrease in interchange revenue from debit card transactions was primarily attributable to a decrease in consumer debit card usage when compared to the prior year.

Service Charges on Deposit Accounts
The increase in service charges on deposit accounts was primarily due to an increase in non-sufficient fund and overdraft fees when compared to the prior year.

Non-interest expenses

The following table presents non-interest expenses for the years indicated, and the dollar and percent change (in thousands):

	Years Ended December 31,			**Percentage**
	2022	**2021**	**Change**	**Change**
Compensation expenses:				
Salaries and wages	$ 25,054	$ 24,413	$ 641	2.6 %
Pension and other employee benefits	7,668	6,086	1,582	26.0 %
Other components of net periodic pension cost (benefits)	(1,648)	(1,583)	(65)	(4.1)%
Total compensation expenses	31,074	28,916	2,158	7.5 %
Non-compensation expenses:				
Net occupancy	5,539	5,873	(334)	(5.7)%
Furniture and equipment	1,906	1,669	237	14.2 %
Data processing	8,919	8,519	400	4.7 %
Professional services	2,171	1,932	239	12.4 %
Amortization of intangible assets	15	243	(228)	(93.8)%
Marketing and advertising	941	792	149	18.8 %
Other real estate owned expense	(5)	40	(45)	(112.5)%
FDIC insurance	1,356	1,408	(52)	(3.7)%
Loan expense	1,001	1,037	(36)	(3.5)%
Other	6,363	5,253	1,110	21.1 %
Total non-compensation expenses	28,206	26,766	1,440	5.4 %
Total non-interest expenses	$ 59,280	$ 55,682	$ 3,598	6.5 %

Non-interest expense increased $3.6 million, or 6.5% in 2022. The increase was due primarily to increases of $2.2 million in total compensation expenses and $1.4 million in total non-compensation expenses.

Compensation expenses
Compensation expenses increased $2.2 million, or 7.5% when compared to the prior year, primarily due to increases of $1.6 million in pension and other employee benefit expense and $0.6 million in salaries and wages, partially offset by a $0.1 million increase in the credit related to the net periodic pension and post-retirement benefits. Pension and other employee benefits increased primarily due to an increase in healthcare costs when compared to the prior year. The increase in salaries and wages was primarily due to annual merit increases, increases in salary costs to fill open positions due to competitive market conditions, and a decrease in deferred salary costs related to PPP, offset by a decline in the market value of the Corporation's deferred compensation plan, when compared to the prior year. The increase in the credit related to the net periodic pension and post-retirement benefits was primarily due to a change in factors used to prepare annual actuarial estimates.

Non-compensation expenses

Non-compensation expenses increased $1.4 million, or 5.4%, primarily due to increases of $1.1 million in other non-interest expense, $0.4 million in data processing expense, $0.2 million in professional services, and $0.2 million in furniture and equipment expenditures, offset by decreases of $0.3 million in net occupancy expense and $0.2 million in amortization of intangible assets.

The increase in other non-interest expense was due primarily to the $0.3 million recognition of directors' stock compensation expense due to the implementation of the Corporation's 2021 Equity Incentive Plan, a $0.1 million increase in CDARS fee expense, $0.1 million of additional restitution regarding previously disclosed consumer compliance matters, and a $0.2 million related reserve which was initially released in 2021. The increase in data processing expense was primarily attributable to investment in the Corporation's Tap-to-Pay debit cards supporting contactless transactions, increased software maintenance expenses, and a credit received in the prior year. Professional services increased primarily due to additional consulting services in the current year. Furniture and equipment expenditures increased primarily due to a an increase in building security enhancements and ATM maintenance expenses when compared to the prior year. The decrease in net occupancy expense was primarily attributable to decreases in depreciation expense related to the sale of properties, when compared to the prior year. The decrease in amortization of intangible assets was primarily attributable to an intangible asset reaching its fully amortized value.

Income tax expense

The following table presents income tax expense and the effective tax rate for the years indicated, and the dollar and percent change (in thousands):

	Years Ended December 31,					Percentage Change
	2022		**2021**		**Change**	
Income before income tax expense	$	36,889	$	33,760	$ 3,129	9.3 %
Income tax expense	$	8,106	$	7,335	$ 771	10.5 %
Effective tax rate		22.0 %		21.7 %		

The effective tax rate increased to 22.0% for the year ended December 31, 2022 compared with 21.7% for the prior year. The increase in income tax expense can be attributed to an increase in pre-tax income.

Financial Condition

The following table presents selected financial information at December 31, 2022 and 2021, and the dollar and percent change (in thousands):

	December 31, 2022	December 31, 2021	Change	Percentage Change
Assets				
Total cash and cash equivalents	$ 55,869	$ 26,981	$ 28,888	107.1 %
Total investment securities, FHLB, and FRB stock	646,040	802,998	(156,958)	(19.5)%
Loans, net of deferred loan fees	1,829,448	1,518,249	311,199	20.5 %
Allowance for loan losses	(19,659)	(21,025)	(1,366)	(6.5)%
Loans, net	1,809,789	1,497,224	312,565	20.9 %
Goodwill and other intangible assets, net	21,824	21,839	(15)	(0.1)%
Other assets	112,031	69,433	42,598	61.4 %
Total assets	$ 2,645,553	$ 2,418,475	$ 227,078	9.4 %
Liabilities and Shareholders' Equity				
Total deposits	$ 2,327,227	$ 2,155,433	$ 171,794	8.0 %
Capital lease obligations and FHLBNY advances	99,137	18,164	80,973	445.8 %
Other liabilities	52,801	33,423	19,378	58.0 %
Total liabilities	2,479,165	2,207,020	272,145	12.3 %
Total shareholders' equity	166,388	211,455	(45,067)	(21.3)%
Total liabilities and shareholders' equity	$ 2,645,553	$ 2,418,475	$ 227,078	9.4 %

Cash and cash equivalents
The increase in cash and cash equivalents can be mostly attributed to changes in securities, loans, deposits, and borrowings, offset by net income.

Investment securities
The decrease was primarily due to $86.2 million in paydowns and a decrease in the fair value of the portfolio of $93.2 million due to increases in interest rates, offset by purchases of $23.7 million of the securities available for sale portfolio.

Loans, net
The increase in total loans, net, can be mostly attributed to increases of $189.4 million in commercial loans, $95.5 million in consumer loans, and $26.3 million in residential mortgage loans.

Allowance for Loan Losses
The decrease in the allowance for loan losses can mostly be attributed to the release of the aforementioned $2.4 million pandemic related portion of the allowance, the $1.5 million release of a specific reserve related to the sale of a large commercial real estate credit, positive impacts of $0.8 million related to upgrades of two large commercial credits, and a $1.0 million decrease in the historical loss factor due to the roll-off of a commercial real estate owner occupied property previously charged off in the second quarter of 2020. These decreases in the allowance were offset by additional provision of $4.2 million related to increased loan growth, along with additional provision for loan concentrations and deteriorating national economic conditions. The allowance for loan losses was 240.39% of non-performing loans at December 31, 2022 compared to 259.17% at December 31, 2021. The ratio of the allowance for loan losses to total loans was 1.07% at December 31, 2022 compared to 1.38% at December 31, 2021. Please refer to Note 1 - Summary of Significant Accounting Policies for discussion on transition to Current Expected Credit Losses.

Goodwill and other intangible assets, net
The decrease in goodwill and other intangible assets, net, can be attributed to amortization of other intangible assets. There were no impairments of goodwill or other intangible assets during the years ended December 31, 2022 and 2021.

Other Assets
The increase in other assets can be mostly attributed to increases of $16.9 million in deferred tax asset related to the market value adjustment on the available for sale securities portfolio, and $17.9 million in interest rate swap assets, primarily due to changes in interest rates.

Deposits
The growth in deposits was attributable to an increase of $206.0 million in time deposits, $73.5 million of which were one-way brokered deposits, offset by decreases of $13.7 million in insured money market accounts, $13.1 million in interest-bearing demand deposits, $6.3 million in non-interest bearing demand deposits, and $1.2 million in savings deposits.

Capital Lease Obligations and FHLBNY Advances
The increase in capital lease obligations and FHLBNY advances can be mostly attributed to $81.2 million in FHLBNY overnight advances.

Other Liabilities
The increase in other liabilities can be mostly attributed to a $17.7 million increase in interest rate swap liabilities, primarily due to changes in interest rates.

Shareholders' equity
The decrease in shareholders' equity was due primarily to a $68.7 million decrease in accumulated other income (loss), offset by an increase of $23.0 million in retained earnings. The decrease in accumulated other comprehensive income (loss) can mostly be attributed to a decrease in the fair value of the securities portfolio. The increase in retained earnings was primarily due to net income of $28.8 million, offset by $5.8 million in dividends declared during the current year. Treasury stock increased $0.2 million primarily due to the Corporation's common stock repurchase program, offset by the impact of the issuance of shares related to the Corporation's employee benefit plans. During 2022, a total of 14,263 shares of common stock at a total cost of $0.6 million were repurchased by the Corporation under its share repurchase program. The weighted average cost was $45.00 per share repurchased. Remaining buyback authority under the share repurchase program was 200,816 shares at December 31, 2022. As of March 10, 2023, 49,184 shares have been repurchased, at an average cost of $40.42 per share.

Assets under management or administration
The market value of total assets under management or administration in WMG was $2.053 billion, including $346.5 million of assets held under management or administration for the Corporation, at December 31, 2022 compared with $2.325 billion, including $344.2 million of assets held under management or administration for the Corporation, at December 31, 2021, a decrease of $271.9 million, or 11.7%. The decrease in total assets under management or administration for the Corporation can be mostly attributed to a general decline in the market value of the assets under management.

Balance Sheet Comparisons

The table below contains selected year-end and average balance sheet information at and for the years December 31, 2022 and 2021 (in millions):

SELECTED BALANCE SHEET INFORMATION

	YEAR-END BALANCE SHEET			AVERAGE BALANCE SHEET		
	2022	2021	% Change 2021 to 2022	2022	2021	% Change 2021 to 2022
Total assets	$ 2,645.6	$ 2,418.5	9.4 %	$ 2,496.1	$ 2,421.8	3.1 %
Interest-earning assets (1)	2,502.0	2,331.3	7.3 %	2,444.3	2,324.5	5.2 %
Loans (2)	1,829.4	1,518.6	20.5 %	1,646.6	1,545.6	6.5 %
Investments (3)	672.6	812.6	(17.2)%	797.7	778.9	2.4 %
Deposits	2,327.2	2,155.4	8.0 %	2,255.3	2,179.1	3.5 %
Borrowings (4)	99.1	18.2	444.5 %	23.2	4.4	427.3 %
Allowance for loan losses	19.7	21.0	(6.2)%	19.5	21.1	(7.6)%
Shareholders' equity	166.4	211.5	(21.3)%	180.7	204.2	(11.5)%

(1) *Average interest-earning assets include securities available for sale at estimated fair value and securities held to maturity based on amortized cost, loans and loans held for sale net of deferred loan fees, interest-earning deposits, FHLBNY stock, FRBNY stock, equity investments, and federal funds sold.*
(2) *Average loans and loans held for sale, net of deferred loan fees.*
(3) *Average balances for investments include securities available for sale at estimated fair value and securities held to maturity, based on amortized cost, equity investments, FHLBNY stock, FRBNY stock, federal funds sold and interest-earning deposits.*
(4) *Average borrowings include overnight advances, and capitalized lease obligations.*

Cash and Cash Equivalents

Total cash and cash equivalents increased $28.9 million when compared to December 31, 2021, due to increases of $16.9 million in interest-earning deposits in other financial institutions, and $11.9 million in cash and due from financial institutions.

Securities

The Corporation's Funds Management Policy includes an investment policy that in general, requires debt securities purchased for the bond portfolio to carry a minimum agency rating of "Baa." After an independent credit analysis is performed, the policy also allows the Corporation to purchase local municipal obligations that are not rated. The Corporation intends to maintain a reasonable level of securities to provide adequate liquidity and in order to have securities available to pledge to secure public deposits, repurchase agreements and other types of transactions. Fluctuations in the fair value of the Corporation's securities relate primarily to changes in interest rates.

Marketable securities are classified as *Available for Sale,* while investments in local municipal obligations are generally classified as *Held to Maturity.* The available for sale segment of the securities portfolio totaled $632.6 million at December 31, 2022, a decrease of $159.4 million, or 20.1%, from $792.0 million at December 31, 2021. The decrease was primarily due to $86.2 million in paydowns and a decrease in the fair value of the portfolio of $93.2 million due to increases in interest rates, offset by purchases of $23.7 million. The held to maturity segment of the securities portfolio consists of obligations of political subdivisions in the Corporation's market areas. These securities totaled $2.4 million at December 31, 2022, a decrease of $1.4 million or 36.0%, from $3.8 million at December 31, 2021, due primarily to maturities.

Non-marketable equity securities at December 31, 2022 include shares of FRBNY stock and FHLBNY stock, carried at their cost of $1.8 million and $6.4 million, respectively. The fair value of these securities is assumed to approximate their cost. The investment in these stocks is regulated by regulatory policies of the respective institutions.

The table below sets forth the carrying amounts and maturities of held to maturity debt securities at December 31, 2022 and the weighted average yields of such securities (all yields are calculated on the basis of the amortized cost and weighted for the scheduled maturity of each security, except mortgage-backed securities which are based on the average life at the projected prepayment speed of each security) (in thousands):

MATURITIES AND YIELDS OF HELD TO MATURITY SECURITIES

	Within One Year		After One, But Within Five Years		After Five, But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Obligations of states and political subdivisions	759	3.95 %	193	3.79 %	—	N/A	—	N/A
Time deposits with other institutions	737	1.86 %	735	3.35 %	—	N/A	—	N/A
Total	$ 1,496	2.92 %	$ 928	3.44 %	$ —	N/A	$ —	N/A

The weighted-average yield on the Corporation's held to maturity debt securities at December 31, 2022 was 3.92% related to obligations of states and political subdivisions, and 2.62% related to time deposits with other institutions. Management evaluates securities for OTTI on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For the years ended December 31, 2022 and 2021, the Corporation had no OTTI charges.

Loans

The Corporation has reporting systems to monitor: (i) loan originations and concentrations, (ii) delinquent loans, (iii) non-performing assets, including non-performing loans, troubled debt restructurings, other real estate owned, (iv) impaired loans, and (v) potential problem loans. Management reviews these systems on a regular basis.

The table below presents the Corporation's loan composition by type and percentage of total loans at the end of December 31, 2022 and December 31, 2021 (in thousands):

LOAN COMPOSITION

	December 31,				% Change 2021 to
	2022	%	2021	%	2022
Commercial and agricultural:					
Commercial and industrial	$ 252,044	13.8 %	$ 256,893	16.9 %	(1.9)%
Agricultural	249	— %	394	— %	(36.8)%
Commercial mortgages:					
Construction	108,243	5.9 %	82,204	5.4 %	31.7 %
Commercial mortgages	888,670	48.7 %	720,358	47.5 %	23.4 %
Residential mortgages	285,672	15.6 %	259,334	17.1 %	10.2 %
Consumer loans:					
Home equity lines and loans	81,401	4.4 %	70,670	4.7 %	15.2 %
Indirect consumer loans	202,124	11.0 %	118,569	7.8 %	70.5 %
Direct consumer loans	11,045	0.6 %	9,827	0.6 %	12.4 %
Total	$ 1,829,448	100.0 %	$ 1,518,249	100.0 %	

Portfolio loans totaled $1.829 billion at December 31, 2022 and $1.518 billion at December 31, 2021, an increase of $311.2 million, or 20.5%. The increase was driven by increases of $194.4 million in commercial real estate loans, or 24.2%, $83.6 million, or 70.5% in indirect automobile loans, and $26.3 million in residential mortgages, or 10.2%, offset by a decrease of $5.0 million, or 1.9% in commercial & agricultural loans. The increase in total commercial real estate loans was a result of a $26.0 million increase in construction loans and a $168.3 million increase in commercial real estate loans, primarily driven by increases in loans secured by non-owner occupied and multi-family properties. The increase in indirect automobile loans was attributable to a renewed focus in the program following a pricing restructuring, as well as increased demand for automobiles coupled with elevated vehicle prices nationwide. Increases in residential mortgage loans was due to new originations being retained in the portfolio as opposed to being sold into the secondary market, and continued strong demand through the majority of the year, despite the rising interest rate environment. The decrease in commercial and agricultural loans was primarily the result of a net decrease in PPP loans of $42.5 million during the year, related to SBA forgiveness. PPP loan balances of $0.7 million remained at December 31, 2022, with $0.5 million and $0.2 million of Phase 1 and Phase 2 loans, respectively.

The table below presents the Corporation's outstanding loan balance by bank division (in thousands):

LOANS BY DIVISION

	December 31,				
	2022	2021	2020	2019	2018
Chemung Canal Trust Company*^	$ 731,344	639,144	$ 658,468	$ 576,399	$ 603,133
Capital Bank Division	1,098,104	879,105	877,995	732,820	708,773
Total loans	$ 1,829,448	$ 1,518,249	$ 1,536,463	$ 1,309,219	$ 1,311,906

*All loans, excluding those originated by the Capital Bank Division.
^ Includes $79.8 million and $47.0 million in the Western New York Market as of December 31, 2022 and 2021, respectively.

Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by changes in economic or other conditions. The Corporation's concentration policy limits consider the volume of commercial loans to any one specific industry, sponsor, collateral type and location. In addition, the Corporation's policy limits the volume of non-owner occupied commercial mortgages to four times total risk based capital. At December 31, 2022 and 2021, total non-owner occupied commercial real estate loans divided by total Bank risk based capital was 382.9% and 346.5%, respectively.

The Corporation also monitors specific NAICS industry classifications of commercial loans to identify concentrations greater than 10.0% of total loans. At December 31, 2022 and 2021, commercial loans to borrowers involved in the real estate, and real estate rental and leasing businesses were 48.3% and 45.1% of total loans, respectively. No other concentration of loans existed in the commercial loan portfolio in excess of 10.0% of total loans as of December 31, 2022 and 2021.

The table below shows the maturity of loans outstanding as of December 31, 2022. Also provided are the amounts due by maturity, classified according to fixed interest rates and variable interest rates (in thousands):

	LOAN AMOUNTS CONTRACTUALLY DUE AFTER DECEMBER 31, 2023				
	Within One Year	**After One But Within Five Years**	**After Five But Within 15 Years**	**After 15 Years**	**Total**
Commercial and agricultural:					
Commercial and industrial	$ 64,485	$ 105,091	$ 77,820	$ 4,648	$ 252,044
Agricultural	—	25	224	—	249
Commercial mortgages:					
Construction	6,113	43,215	51,180	7,735	108,243
Commercial mortgages	26,515	211,892	623,385	26,878	888,670
Residential mortgages	8,894	9,171	129,661	137,946	285,672
Consumer loans:					
Home equity lines and loans	361	5,262	54,338	21,440	81,401
Indirect consumer loans	2,020	84,328	115,776	—	202,124
Direct consumer loans	372	4,163	4,489	2,021	11,045
Total	$ 108,760	$ 463,147	$ 1,056,873	$ 200,668	$ 1,829,448

	After One But Within Five Years	**After Five But Within 15 Years**	**After 15 Years**	**Total**
Loans maturing with:				
Fixed interest rates	$ 280,677	$ 509,202	$ 98,150	$ 888,029
Variable interest rates	182,470	547,671	102,518	$ 832,659
Total	$ 463,147	$ 1,056,873	$ 200,668	$ 1,720,688

Non-Performing Assets

Non-performing assets consist of non-accrual loans, non-accrual troubled debt restructurings, and other real estate owned that has been acquired in partial or full satisfaction of loan obligations or upon foreclosure.

Past due status on all loans is based on the contractual terms of the loan. It is generally the Corporation's policy that a loan 90 days past due be placed on non-accrual status unless factors exist that would eliminate the need to place a loan in this status. A loan may also be designated as non-accrual at any time if payment of principal or interest in full is not expected due to deterioration in the financial condition of the borrower. At the time loans are placed on non-accrual status, the accrual of interest is discontinued and previously accrued interest is reversed. All payments received on non-accrual loans are applied to principal. Loans are considered for return to accrual status when they become current as to principal and interest and remain current for a period of six consecutive months or when, in the opinion of management, the Corporation expects to receive all of its contractual principal and interest. In the case of non-accrual loans where a portion of the loan has been charged off, the remaining balance is kept in non-accrual status until the entire principal balance has been recovered.

The following table summarizes the Corporation's non-performing assets, (in thousands):

NON-PERFORMING ASSETS

December 31,	**2022**	**2021**	**2020**	**2019**	**2018**
Non-accrual loans	$ 4,143	$ 3,469	$ 6,011	$ 9,938	$ 6,305
Non-accrual troubled debt restructurings	4,035	4,645	3,941	8,070	5,949
Total non-performing loans	8,178	8,114	9,952	18,008	12,254
Other real estate owned	195	113	237	517	574
Total non-performing assets	$ 8,373	$ 8,227	$ 10,189	$ 18,525	$ 12,828
Ratio of non-performing loans to total loans	0.45 %	0.54 %	0.65 %	1.38 %	0.93 %
Ratio of non-performing assets to total assets	0.32 %	0.34 %	0.45 %	1.04 %	0.73 %
Ratio of allowance for loan losses to non-performing loans	240.39 %	259.17 %	210.25 %	130.38 %	154.59 %
Accruing loans past due 90 days or more (1)	$ 1	$ 4	$ 2	$ 7	$ 19
Accruing troubled debt restructurings (1)	$ 1,405	$ 5,643	$ 2,790	$ 952	$ 816

(1) These loans are not included in non-performing assets above.

Interest income recorded on non-accrual and troubled debt restructured loans was $56.0 thousand and $146.0 thousand, as of December 31, 2022, and 2021, respectively.

Non-Performing Loans

Non-performing loans totaled $8.2 million at December 31, 2022, or 0.45% of total loans, compared with $8.1 million at December 31, 2021, or 0.54% of total loans. The increase in non-performing loans at December 31, 2022 as compared to December 31, 2021 was due to the additional classification of multiple commercial loans, offset by pay downs on existing non-performing loans. Non-performing assets, which are comprised of non-performing loans and other real estate owned, was $8.4 million, or 0.32% of total assets, at December 31, 2022, compared with $8.2 million, or 0.34% of total assets, at December 31, 2021.

The recorded investment of accruing loans past due 90 days or more was less than $0.1 million at December 31, 2022 and December 31, 2021. There were no PCI loans as of December 31, 2022 and December 31, 2021. PCI loans are accounted for under separate accounting guidance, ASC Subtopic 310-30, “Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality.”

Troubled Debt Restructurings

The Corporation works closely with borrowers that have financial difficulties to identify viable solutions that minimize the potential for loss. In that regard, the Corporation may modify the terms of select loans to maximize their collectability. The modified loans are considered TDRs under current accounting guidance, applicable to the Corporation as of December, 31 2022. Modifications generally involve short-term deferrals of principal and/or interest payments, reductions of scheduled payment amounts, interest rates or principal of the loan, and forgiveness of accrued interest. As of December 31, 2022 and 2021, the Corporation had $4.0 million and $4.6 million of non-accrual TDRs, respectively. As of December 31, 2022, the Corporation had $1.4 million of accruing TDRs compared with $5.6 million as of December 31, 2021. No loans were modifed as troubled debt restructurings during the twelve months ended December 31, 2022.

Impaired Loans

A loan is classified as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect both the principal and interest due under the contractual terms of the loan agreement. The unpaid principal balance of impaired loans at December 31, 2022 totaled $7.5 million, including TDRs of $5.4 million, compared to $18.2 million at December 31, 2021, including TDRs of $10.3 million. The recorded investment of impaired loans at December 31, 2022 totaled $7.5 million compared to $11.6 million at December 31, 2021. Included in the recorded investment of impaired loans at December 31, 2022, were loans totaling $1.3 million for which impairment allowances of $1.1 million have been specifically allocated to the allowance for loan losses. The decrease in the recorded investment in impaired loans was primarily due to the sale of a large commerical real estate loan, reducing the recorded investment in impaired loans by $3.5 million. As of December 31, 2021, the impaired loan total included $5.2 million of loans for which specific impairment allowances of $3.0 million were allocated to the allowance for loan losses.

The majority of the Corporation's impaired loans are secured and measured for impairment based on collateral evaluations. It is the Corporation's policy to obtain updated appraisals, by independent third parties, on loans secured by real estate at the time a loan is determined to be impaired. An impairment measurement is performed based upon the most recent appraisal on file to determine the amount of any specific allocation or charge-off. In determining the amount of any specific allocation or charge-off, the Corporation will make adjustments to reflect the estimated costs to sell the property. Upon receipt and review of an updated appraisal, an additional measurement is performed to determine if any adjustments are necessary to reflect the proper provisioning or charge-off. Impaired loans are reviewed on a quarterly basis to determine if any changes in credit quality or market conditions would require any additional allocation or recognition of additional charge-offs. Real estate values in the Corporation's market area have remained stable. Non-real estate collateral may be valued using (i) an appraisal, (ii) net book value of the collateral per the borrower's financial statements, or (iii) accounts receivable aging reports, that may be adjusted based on management's knowledge of the client and the client's business. If market conditions warrant, future appraisals are obtained for both real estate and non-real estate collateral.

Allowance for Loan Losses

The allowance is an amount that management believes will be adequate to absorb probable incurred credit losses on existing loans. The allowance is established based upon management's evaluation of the probable inherent losses in the portfolio in accordance with GAAP, and is comprised of both specific valuation allowances and general valuation allowances.

A loan is classified as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect both the principal and interest due under the contractual terms of the loan agreement. Specific valuation allowances are established based on management's analyses of individually impaired loans. Factors considered by management in determining impairment include payment status, evaluations of the underlying collateral, expected cash flows, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. If a loan is determined to be impaired and is placed on non-accrual status, all future payments received are applied to principal and a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current qualitative factors. Loans not impaired but classified as substandard and special mention use a historical loss factor on a rolling five-year history of net losses. For all other unclassified loans, the historical loss experience is determined by portfolio class and is based on the actual loss history experienced by the Corporation over the most recent two years. This actual loss experience is supplemented with other qualitative factors based on the risks present for each portfolio class. These qualitative factors include consideration of the following: (1) lending policies and procedures, including underwriting standards and collection, charge-off and recovery policies, (2) national and local economic and business conditions and developments, including the condition of various market segments, and more recently the anticipated impact of COVID-19 on the various portfolios, (3) loan profiles and volume of the portfolio, (4) the experience, ability, and depth of lending management and staff, (5) the volume and severity of past due, classified and watch-list loans, non-accrual loans, troubled debt restructurings, and other modifications (6) the quality of the Bank's loan review system and the degree of oversight by the Bank's Board of Directors, (7) collateral related issues: secured vs. unsecured, type, declining valuation environment and trend of other related factors, (8) the existence and effect of any concentrations of credit, and changes in the level of such concentrations, (9) the effect of external factors, such as competition and legal and regulatory requirements, on the level of estimated credit losses in the Bank's current portfolio and (10) the impact of changes & trends in the global economy.

The allowance for loan losses is increased through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectability of all or a portion of the principal is unlikely. Management's evaluation of the adequacy of the allowance for loan losses is performed on a quarterly basis and takes into consideration such factors as the credit risk grade assigned to the loan, historical loan loss experience, and review of specific impaired loans. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance for loan losses was $19.7 million at December 31, 2022, compared to $21.0 million at December 31, 2021. The allowance for loan losses was 240.39% of non-performing loans at December 31, 2022 compared to 259.17% at December 31, 2021. The ratio of allowance for loan losses to total loans was 1.07% at December 31, 2022 and 1.38% at December 31, 2021, respectively. The Corporation continued to monitor the loan portfolio for lagging effects related to the COVID-19 pandemic throughout 2022. Changes in governmental policies and economic pressures during the pandemic placed stress on certain industries while other industries initially anticipated to be highly impacted by the pandemic demonstrated resilience. Based upon management review of these factors, the remaining $2.4 million of the pandemic related provision was released in 2022. Overall, the Corporation released $4.3 million and utilized $0.5 million of the pandemic related provision, and no provision remains at December 31, 2022.

Net charge-offs for the year ended December 31, 2022 were $0.8 million compared with net recoveries of $0.1 million for the year ended December 31, 2021. The ratio of net charge-offs (recoveries) to average loans outstanding was 0.05% for 2022 compared to (0.01)% for 2021. The increase in net charge-offs can primarily be attributed to the $0.7 million charge off on a large commercial real estate loan.

The table below summarizes the Corporation's allowance for loan losses, non-accrual loans, and ratio of net charge-offs and recoveries to average loans outstanding by loan category for the years ended December 31, 2022 and December 31, 2021, by category (in thousands):

ALLOWANCE FOR LOAN LOSSES AND LOAN CREDIT RATIOS BY LOAN CATEGORY

Balance at December 31, 2022	Allowance for loan losses	Allowance to loans[1]	Non-performing loans	Non-performing loans to loans[1]	Allowance to non-performing loans	Net charge-offs (recoveries) to average loans
Commercial and agricultural	$ 3,373	1.34 %	$ 1,946	0.77 %	173.33 %	(0.01)%
Commercial mortgages	11,576	1.16 %	3,933	0.39 %	294.33 %	0.08 %
Residential mortgages	1,845	0.65 %	986	0.35 %	187.12 %	(0.01)%
Consumer loans	2,865	0.97 %	1,313	0.45 %	218.20 %	0.07 %
Total	$ 19,659	1.07 %	$ 8,178	0.45 %	240.39 %	0.05 %

Balance at December 31, 2021	Allowance for loan losses	Allowance to loans[1]	Non-performing loans	Non-performing loans to loans[1]	Allowance to non-performing loans	Net charge-offs (recoveries) to average loans
Commercial and agricultural	$ 3,591	1.40 %	$ 1,932	0.75 %	185.87 %	(0.09)%
Commercial mortgages	13,556	1.69 %	3,878	0.48 %	349.56 %	0.01 %
Residential mortgages	1,803	0.70 %	1,039	0.40 %	173.53 %	0.03 %
Consumer loans	2,075	1.04 %	1,265	0.64 %	164.03 %	0.05 %
Total	$ 21,025	1.38 %	$ 8,114	0.54 %	259.17 %	(0.01)%

Consolidated Ratios at December 31,	2022	2021
Non-performing loans to total loans	0.45%	0.54%
Allowance for loan losses to total loans	1.07%	1.38%
Allowance for loan losses to total loans, net of PPP	1.08%	1.43%
Allowance for loan losses to non-performing loans	240.39%	259.17%

[1] Ratio is a percentage of loan category.

The decrease in the allowance to non-accrual loans was primarily due to a $0.1 million increase in non-accrual loans from 2021 to 2022, without an equivalent increase in the allowance allocated to non-accrual loans. This was due to the sale of a large commercial real estate loan which carried a specifically allocated reserve of $1.5 million, resulting in the majority of non-accrual loans at December 31, 2022 being carried without a specific reserve allocation. The decrease in the allowance for loan losses to outstanding loans can be attributed to the increase of $311.2. million in outstanding loans, most of which were collectively evaluated for impairment at December 31, 2022, and therefore required lower allowance allocation rates to be applied. Refer to Note 4 of the audited Consolidated Financial Statements appearing elsewhere in this report for components used in credit ratios presented above.

The table below summarizes the Corporation's loan loss experience for the years ended December 31, 2022 and 2021 (in thousands, except ratio data):

SUMMARY OF LOAN LOSS EXPERIENCE

| | Years Ended December 31, | |
	2022	2021
Allowance for loan losses at beginning of year	$ 21,025	$ 20,924
Charge-offs:		
Commercial and agricultural	20	28
Commercial mortgages	687	43
Residential mortgages	17	75
Consumer loans	770	593
Total	1,494	739
Recoveries:		
Commercial and agricultural	42	312
Commercial mortgages	3	3
Residential mortgages	40	10
Consumer loans	597	498
Total	682	823
Net charge-offs (recoveries)	812	(84)
Provision charged to operations	(554)	17
Allowance for loan losses at end of year	$ 19,659	$ 21,025

Other Real Estate Owned

At December 31, 2022, OREO totaled $0.2 million compared to $0.1 million at December 31, 2021. There were four properties relating to residential mortgages and one property relating to a residential home equity loan added to OREO in 2022, and four residential properties were sold from OREO during 2022.

Deposits

The table below summarizes the Corporation's deposit composition by segment at December 31, 2022, and 2021, and the dollar and percent change from December 31, 2021 to December 31, 2022 (in thousands):

DEPOSITS

| | December 31, 2022 | | December 31, 2021 | | 2022 v. 2021 | |
	Amount	% of Total	Amount	% of Total	$ Change	% Change
Non-interest-bearing demand deposits	$ 733,329	31.4 %	$ 739,607	34.3 %	$ (6,278)	(0.8)%
Interest-bearing demand deposits	271,645	11.7 %	284,721	13.2 %	(13,076)	(4.6)%
Money market accounts	640,840	27.5 %	654,553	30.4 %	(13,713)	(2.1)%
Savings deposits	279,029	12.0 %	280,195	13.0 %	(1,166)	(0.4)%
Certificates of deposits $250,000 or less	272,182	11.7 %	141,990	6.6 %	130,192	91.7 %
Certificates of deposits greater than $250,000	31,547	1.4 %	27,974	1.3 %	3,573	12.8 %
One-way brokered deposits	73,452	3.2 %	—	— %	73,452	N/A
Other time deposits	25,203	1.1 %	26,393	1.2 %	(1,190)	(4.5)%
Total	$2,327,227	100.0 %	$2,155,433	100.0 %	$ 171,794	8.0 %

Deposits totaled $2.327 billion at December 31, 2022, compared with $2.155 billion at December 31, 2021, an increase of $171.8 million, or 8.0%. At December 31, 2022, demand deposit and money market accounts comprised 70.7% of total deposits compared with 77.9% at December 31, 2021.

The growth in deposits was attributable to an increase of $206.0 million in time deposits, $73.5 million of which were one-way brokered deposits, offset by decreases of $13.7 million in money market accounts, $13.1 million in interest-bearing demand deposits, $6.3 million in non-interest bearing demand deposits, and $1.2 million in savings deposits.

At December 31, 2022, public funds deposits totaled $349.0 million compared to $378.9 million at December 31, 2021. The Corporation has developed a program for the retention and management of public funds deposits. These deposits are from public entities, such as school districts and municipalities. There is a seasonal component to public deposit levels associated with annual tax collections. Public funds deposits generally increase at the end of the first and third quarters. Public funds deposit accounts above the FDIC insured limit are collateralized by municipal bonds and eligible government and government agency securities such as those issued by the FHLB, Fannie Mae, and Freddie Mac.

The table below summarizes the Corporation's public funds deposit composition by segment (in thousands):

	December 31,	
Public Funds:	2022	2021
Non-interest-bearing demand deposits	$ 20,274	$ 31,739
Interest-bearing demand deposits	62,219	54,520
Insured money market accounts	255,261	278,790
Savings deposits	8,120	11,104
Time deposits	3,125	2,769
Total public funds	$ 348,999	$ 378,922
Total deposits	$ 2,327,227	$ 2,155,433
Percentage of public funds to total deposits	15.0 %	17.6 %

The aggregate amount of the Corporation's outstanding uninsured deposits was $548.0 million, or 24%, and $558.0 million, or 26%, as of December 31, 2022 and 2021, respectively. As of December 31, 2022, the aggregate amount of the Corporation's outstanding certificates of deposit in amounts greater than or equal to $250,000 was $31.5 million. The table below presents the Corporation's scheduled maturity of those certificates as of December 31, 2022 (in thousands):

	December 31, 2022
3 months or less	$ 2,877
Over 3 through 6 months	—
Over 6 through 12 months	9,660
Over 12 months	19,010
	$ 31,547

The table below presents the Corporation's deposits balance by bank division (in thousands):

DEPOSITS BY DIVISION

	December 31,				
	2022	2021	2020	2019	2018
Chemung Canal Trust Company*	1,892,020	1,739,826	$ 1,686,370	$ 1,317,225	$ 1,328,658
Capital Bank Division	435,207	415,607	351,404	254,913	240,579
Total deposits	$ 2,327,227	$ 2,155,433	$ 2,037,774	$ 1,572,138	$ 1,569,237

All deposits, excluding those originated by the Capital Bank Division, and including one-way brokered deposits.

In addition to consumer, commercial and public deposits, other sources of funds include brokered deposits. The Regulatory Relief Act changed the definition of brokered deposits, such that subject to certain conditions, reciprocal deposits of another depository institution obtained through a deposit placement network for purposes of obtaining maximum deposit insurance would not be considered brokered deposits subject to the FDIC's brokered-deposit regulations. This will apply to the Corporation's participation in the CDARS and ICS programs. The CDARS and ICS programs involve a network of financial institutions that exchange funds among members in order to ensure FDIC insurance coverage on customer deposits above the single institution limit. Using a sophisticated matching system, funds are exchanged on a dollar-for-dollar basis, so that the equivalent of an original deposit comes back to the originating institution. Deposits placed in the CDARS and ICS programs were $441.6 million and $288.1 million as of December 31, 2022 and 2021, respectively.

The Corporation's deposit strategy is to fund the Bank with stable, low-cost deposits, primarily checking account deposits and other low interest-bearing deposit accounts. A checking account is the driver of a banking relationship and consumers consider the bank where they have their checking account as their primary bank. These customers will typically turn to their primary bank first when in need of other financial services. Strategies that have been developed and implemented to generate these deposits include: (i) acquire deposits by entering new markets through *denovo* branching, (ii) training branch employees to identify and meet client financial needs with Bank products and services, (iii) link business and consumer loans to a primary checking account at the Bank, (iv) aggressively promote direct deposit of client's payroll checks or benefit checks and (v) constantly monitor the Corporation's pricing strategies to ensure competitive products and services. The Corporation also considers brokered deposits to be an element of its deposit strategy and anticipates that it may use brokered deposits as a secondary source of funding to support asset growth.

Information regarding deposits is included in Note 8 to the consolidated financial statements appearing elsewhere in this report.

Borrowings

FHLBNY overnight advances increased $81.2 million at December 31, 2022 when compared to 2021. For each year ended December 31, 2022, and 2021 respectively, the average outstanding balance of borrowings that mature in one year or less did not exceed 30% of shareholders' equity. There were no FHLBNY term advances as of and for the years ended December 31, 2022, and 2021.

Information regarding FHLBNY advances is included in Note 9 of the audited Consolidated Financial Statements appearing elsewhere in this report. There were no securities sold under agreements to repurchase as of and for the years ended December 31, 2022, or 2021.

Derivatives

The Corporation offers interest rate swap agreements to qualified commercial lending customers. These agreements allow the Corporation's customers to effectively fix the interest rate on a variable rate loan by entering into a separate agreement. Simultaneous with the execution of such an agreement with a customer, the Corporation enters into a matching interest rate swap agreement with an unrelated third party provider, which allows the Corporation to continue to receive the variable rate under the loan agreement with the customer. The agreement with the third party is not designated as a hedge contract, therefore changes in fair value are recorded through other non-interest income. Assets and liabilities associated with the agreements are recorded in other assets and other liabilities on the balance sheet. Gains and losses are recorded as other non-interest income. The Corporation is exposed to credit loss equal to the fair value of the interest rate swaps, not the notional amount of the derivatives, in the event of nonperformance by the counterparty to the interest rate swap agreements. Additionally, the swap agreements are free-standing derivatives and are recorded at fair value in the Corporation's consolidated balance sheets, which typically involves a day one gain. Since the terms of the two interest rate swap agreements are identical, the income statement impact to the Corporation is limited to the day one gain and an allowance for credit loss exposure, in the event of nonperformance. The Corporation recognized $0.3 million and $0.4 million in swap income for the years ended December 31, 2022 and 2021, respectively.

The Corporation also participates in the credit exposure of certain interest rate swaps in which it participates in the related commercial loan. The Corporation receives an upfront fee for participating in the credit exposure of the interest rate swap and recognizes the fee to other non-interest income immediately. The Corporation is exposed to its share of the credit loss equal to the fair value of the derivatives in the event of nonperformance by the counter-party of the interest rate swap. The Corporation determines the fair value of the credit loss exposure using historical losses of the loan category associated with the credit exposure.

Information regarding derivatives is included in Note 11 to the consolidated financial statements appearing elsewhere in this report.

Shareholders' Equity

Total shareholders' equity was $166.4 million at December 31, 2022, compared with $211.5 million at December 31, 2021, a decrease of $45.1 million, or 21.3%. The decrease in shareholders' equity was due primarily to a $68.7 million decrease in accumulated other income (loss), offset by an increase of $23.0 million in retained earnings. The decrease in accumulated other comprehensive income (loss) can mostly be attributed to a decrease in the fair value of the securities portfolio. The increase in retained earnings was primarily due to net income of $28.8 million, offset by $5.8 million in dividends declared during the current year. Treasury stock increased $0.2 million primarily due to the Corporation's common stock repurchase program, offset by the impact of the issuance of shares related to the Corporation's employee benefit plans. Total shareholders' equity to total assets ratio was 6.29% at December 31, 2022 compared with 8.74% at December 31, 2021. Tangible equity to tangible assets ratio was 5.51% at December 31, 2022, compared with 7.91% at December 31, 2021.

The Bank is subject to the capital adequacy guidelines of the Federal Reserve which establish a framework for the classification of financial institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As of December 31, 2022, the Bank's capital ratios were in excess of those required to be considered well-capitalized under regulatory capital guidelines. A comparison of the Bank's actual capital ratios to the ratios required to be adequately or well-capitalized at December 31, 2022 and 2021, is included in Footnote 20 of the audited Consolidated Financial Statements. For more information regarding current capital regulations see Part I-"Business-Supervision and Regulation-Regulatory Capital Requirements."

Cash dividends declared during 2022 totaled $5.8 million, or $1.24 per share, compared to $5.6 million, or $1.19 per share in 2021. Dividends declared during 2022 amounted to 20.15% of net income compared to 21.02% of net income for 2021. Management seeks to continue generating sufficient capital internally, while continuing to pay dividends to the Corporation's shareholders.

When shares of the Corporation become available in the market, the Corporation may purchase them after careful consideration of the Corporation's liquidity and capital positions. Purchases may be made from time to time on the open market or in privately negotiated transactions at the discretion of management. On January 8, 2021, the Corporation announced that the Board of Directors approved a stock repurchase program. Under the repurchase program, the Corporation may repurchase up to 250,000 shares of its common stock, or approximately 5% of its then outstanding shares. The repurchase program permits shares to be repurchased in open market or privately negotiated transactions, through block trades, and pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934. As of March 10, 2023, the Corporation repurchased a total of 49,184 shares of common stock at a total cost of $2.0 million under the repurchase program at the weighted average cost of $40.42 per share. The remaining buyback authority under the share repurchase program was 200,816 shares as of the March 10, 2023.

On April 27, 2020, the Corporation filed with the SEC a Form S-3 Registration Statement under the Securities Act of 1933. The Corporation's Board of Directors approved the filing with the SEC of a Shelf Registration Statement to register for sale from time to time up to $50 million of the following securities: (i) shares of common stock; (ii) unsecured debt securities, which may consist of notes, debentures or other evidences of indebtedness; (iii) warrants; (iv) purchase contracts; (v) units consisting of any combination of the foregoing; and (vi) subscription rights to purchase shares of common stock or debt securities. The SEC declared the registration statement effective on May 7, 2020.

Liquidity

Liquidity management involves the ability to meet the cash flow requirements of deposit clients, borrowers, and the operating, investing and financing activities of the Corporation. The Corporation uses a variety of resources to meet its liquidity needs. These include short term investments, cash flow from lending and investing activities, core-deposit growth and non-core funding sources, such as time deposits of $250,000 or more, one-way brokered deposits, securities sold under agreements to repurchase and other borrowings.

The Corporation is a member of the FHLBNY, which allows it to access borrowings which enhance management's ability to satisfy future liquidity needs. Based on available collateral and current advances outstanding, the Corporation was eligible to borrow up to a total of $99.8 million and $161.0 million at December 31, 2022 and 2021, respectively. The Corporation also had a total of $68.0 million of unsecured lines of credit with six different financial institutions, all of which were available at December 31, 2022.

On March 12, 2023, the Treasury Department, Federal Reserve and FDIC jointly announced a new liquidity program, the Bank Term Funding Program (BTFP), in response to the failure of two banks earlier that week. Under the BTFP, institutions can pledge certain securities (i.e., securities eligible for purchase by the Federal Reserve Banks in open market operations) for the par value of the securities at a borrowing rate of ten basis points over the one-year overnight index swap rate. There will be no fees with the advance. Any U.S. federally insured depository institution is eligible to participate in the BTFP. The advances, which may have a term of up to one year, may be prepaid by the borrowing institution at any time (including for purposes of refinancing) without penalty.

The Corporation has a detailed Funds Management Policy that includes sections on liquidity measurement and management, and a Liquidity Contingency Plan that provide for the prompt and comprehensive response to unexpected demands for liquidity. This policy and plan are established and revised as needed by the management and Board ALCO committees. The ALCO is responsible for measuring liquidity, establishing liquidity targets and implementing strategies to achieve selected targets. The ALCO is responsible for coordinating activities across the Corporation to ensure that prudent levels of contingent or standby liquidity are available at all times. Based on the ongoing assessment of the liquidity considerations, management believes the Corporation's sources of funding meet anticipated funding needs.

Consolidated Cash Flows Analysis

The table below summarizes the Corporation's cash flows on a direct basis, for the years indicated (in thousands):

CONSOLIDATED SUMMARY OF CASH FLOWS

(in thousands)	Years Ended December 31,	
	2022	**2021**
Net cash provided by operating activities	$ 35,047	$ 35,461
Net cash provided (used) by investing activities	(252,620)	(242,484)
Net cash provided (used) by financing activities	246,461	125,466
Net increase (decrease) in cash and cash equivalents	$ 28,888	$ (81,557)

Operating activities
The Corporation believes cash flows from operations, available cash balances and its ability to generate cash through borrowings are sufficient to fund the Corporation's operating liquidity needs. Cash provided by operating activities in the years ended December 31, 2022 and 2021 predominantly resulted from net income after non-cash operating adjustments.

Investing activities
Cash used in investing activities during the year ended December 31, 2022 predominantly resulted from a net increase in loans, offset by maturities, and principal collected on securities available for sale. Cash used in investing activities during the year ended December 31, 2021 predominantly resulted from purchases of securities available for sale and a net increase in loans, offset by maturities, and principal collected on securities available for sale.

Financing activities
Cash provided by financing activities during the year ended December 31, 2022 resulted primarily from an increase in certificate of deposits, one-way brokered deposits, and FHLBNY overnight advances, offset by the payment of dividends to shareholders. Cash provided by financing activities during the year ended December 31, 2021 resulted from an increase in deposits and FHLBNY overnight advances, offset by the payment of dividends to shareholders and the repurchase of treasury shares through the Corporation's common stock repurchase program.

Off-balance Sheet Arrangements
In the normal course of operations, the Corporation engages in a variety of financial transactions that, in accordance with GAAP are not recorded in the financial statements. The Corporation is also a party to certain financial instruments with off balance sheet risk such as commitments under standby letters of credit, unused portions of lines of credit, commitments to fund new loans, interest rate swaps, and risk participation agreements. The Corporation's policy is to record such instruments when funded. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are generally used by the Corporation to manage clients' requests for funding and other client needs.

The table below shows the Corporation's off-balance sheet arrangements as of December 31, 2022 (in thousands):

COMMITMENT MATURITY BY PERIOD

	Total	2023	2024-2025	2026-2027	2028 and thereafter
Standby letters of credit	$ 17,211	$ 15,765	$ 384	$ 1,032	$ 30
Unused portions of lines of credit (1)	256,772	256,772	—	—	—
Commitments to fund new loans	119,509	119,509	—	—	—
Total	$ 393,492	$ 392,046	$ 384	$ 1,032	$ 30

(1) Not included in this total are unused portions of home equity lines of credit, credit card lines and consumer overdraft protection lines of credit, since no contractual maturity dates exist for these types of loans. Commitments to outside parties under these lines of credit were $59.3 million, $5.0 million and $8.0 million, respectively, at December 31, 2022.

Capital Resources

The Bank is subject to regulatory capital requirements administered by federal banking agencies. As a result of the Regulatory Relief Act, the FRB amended its small bank holding company and savings and loan holding company policy statement to provide that holding companies with consolidated assets of less than $3 billion that are (i) not engaged in significant non-banking activities, (ii) do not conduct significant off-balance sheet activities, and (iii) do not have a material amount of SEC-registered debt or equity securities, other than trust preferred securities, that contribute to an organization's complexity, are not subject to regulatory capital requirements. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Under Basel III rules, the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is 2.50%. Organizations that fail to maintain the minimum capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers. The net unrealized gain or loss on available for sale securities and changes in the funded status of the defined benefit pension plan and other benefit plans are not included in computing regulatory capital.

Pursuant to the Regulatory Relief Act, the FRB finalized a rule that established a community bank leverage ratio (tier 1 capital to average consolidated assets) at 9% for institutions under $10 billion in assets that such institutions may elect to utilize in lieu of the general applicable risk-based capital requirements under Basel III. Such institutions that meet the community bank leverage ratio and certain other qualifying criteria will automatically be deemed to be well-capitalized. The new rule took effect on January 1, 2020. Pursuant to the CARES Act, the federal banking regulators issued final rules to set the community bank leverage ratio at 8.5% for 2021. The community bank leverage ratio requirement returned to 9.0% on January 1, 2022. The Bank has not elected to use the community bank leverage ratio.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. Management believes that, as of December 31, 2022 and December 31, 2021 the Corporation and Bank met all capital adequacy requirements to which they were subject. As of December 31, 2018, the Corporation is no longer subject to FRB consolidated capital requirements applicable to bank holding companies, which are similar to those applicable to the Bank, until it reaches $3.0 billion in assets.

As of December 31, 2022, the most recent notification from the Federal Reserve Bank of New York categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, common equity Tier 1 risk-based and Tier 1 leverage ratios. There have been no conditions or events since that notification that management believes have changed the Bank's capital category.

The regulatory capital ratios as of December 31, 2022 and 2021 were calculated under Basel III rules. There is no threshold for well-capitalized status for bank holding companies. Refer to Note 19 of the audited Consolidated Financial Statements appearing elsewhere in this report for a table summarizing the Corporation's and the Bank's actual and required regulatory capital ratios. For more information regarding current capital regulations see Part I-"Business-Supervision and Regulation-Regulatory Capital Requirements."

Dividend Restrictions

The Corporation's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net income, combined with the retained net income of the preceding two years. At December 31, 2022, the Bank could, without prior approval, declare dividends of approximately $49.3 million.

Adoption of New Accounting Standards

For a discussion of the impact of recently issued accounting standards, please see Note 1 to the Corporation's audited Consolidated Financial Statements which begins on page F-9.

Explanation and Reconciliation of the Corporation's Use of Non-GAAP Measures

The Corporation prepares its Consolidated Financial Statements in accordance with GAAP; these financial statements appear on pages F-3 through F-8. That presentation provides the reader with an understanding of the Corporation's results that can be tracked consistently from year-to-year and enables a comparison of the Corporation's performance with other companies' GAAP financial statements.

In addition to analyzing the Corporation's results on a reported basis, management uses certain non-GAAP financial measures, because it believes these non-GAAP financial measures provide information to investors about the underlying operational performance and trends of the Corporation and, therefore, facilitate a comparison of the Corporation with the performance of its competitors. Non-GAAP financial measures used by the Corporation may not be comparable to similarly named non-GAAP financial measures used by other companies.

The SEC has adopted Regulation G, which applies to all public disclosures, including earnings releases, made by registered companies that contain "non-GAAP financial measures." Under Regulation G, companies making public disclosures containing non-GAAP financial measures must also disclose, along with each non-GAAP financial measure, certain additional information, including a reconciliation of the non-GAAP financial measure to the closest comparable GAAP financial measure and a statement of the Corporation's reasons for utilizing the non-GAAP financial measure as part of its financial disclosures. The SEC has exempted from the definition of "non-GAAP financial measures" certain commonly used financial measures that are not based on GAAP. When these exempted measures are included in public disclosures, supplemental information is not required. The following measures used in this Report, which are commonly utilized by financial institutions, have not been specifically exempted by the SEC and may constitute "non-GAAP financial measures" within the meaning of the SEC's rules, although we are unable to state with certainty that the SEC would so regard them.

Fully Taxable Equivalent Net Interest Income and Net Interest Margin

Net interest income is commonly presented on a tax-equivalent basis. That is, to the extent that some component of the institution's net interest income, which is presented on a before-tax basis, is exempt from taxation (e.g., is received by the institution as a result of its holdings of state or municipal obligations), an amount equal to the tax benefit derived from that component is added to the actual before-tax net interest income total. This adjustment is considered helpful in comparing one financial institution's net interest income to that of other institutions or in analyzing any institution's net interest income trend line over time, to correct any analytical distortion that might otherwise arise from the fact that financial institutions vary widely in the proportions of their portfolios that are invested in tax-exempt securities, and that even a single institution may significantly alter over time the proportion of its own portfolio that is invested in tax-exempt obligations. Moreover, net interest income is itself a component of a second financial measure commonly used by financial institutions, net interest margin, which is the ratio of net interest income to average interest-earning assets. For purposes of this measure as well, fully taxable equivalent net interest income is generally used by financial institutions, as opposed to actual net interest income, again to provide a better basis of comparison from institution to institution and to better demonstrate a single institution's performance over time. The Corporation follows these practices.

(in thousands, except ratio data)	As of or for the Years Ended	
	December 31, 2022	December 31, 2021
NET INTEREST MARGIN - FULLY TAXABLE EQUIVALENT		
Net interest income (GAAP)	$ 74,179	$ 65,589
Fully taxable equivalent adjustment	425	382
Fully taxable equivalent net interest income (non-GAAP)	$ 74,604	$ 65,971
Average interest-earning assets (GAAP)	$ 2,444,287	$ 2,324,498
Net interest margin - fully taxable equivalent (non-GAAP)	3.05 %	2.84 %

Efficiency Ratio

The unadjusted efficiency ratio is calculated as non-interest expense divided by total revenue (net interest income and non-interest income). The adjusted efficiency ratio is a non-GAAP financial measure which represents the Corporation's ability to turn resources into revenue and is calculated as non-interest expense divided by total revenue (fully taxable equivalent net interest income and non-interest income), adjusted for one-time occurrences and amortization. This measure is meaningful to the Corporation, as well as investors and analysts, in assessing the Corporation's productivity measured by the amount of revenue generated for each dollar spent.

(in thousands, except ratio data)	As of or for the Years Ended	
	December 31, 2022	December 31, 2021
EFFICIENCY RATIO		
Net interest income (GAAP)	$ 74,179	$ 65,589
Fully taxable equivalent adjustment	425	382
Fully taxable equivalent net interest income (non-GAAP)	$ 74,604	$ 65,971
Non-interest income (GAAP)	$ 21,436	$ 23,870
Less: net (gains) losses on security transactions	—	—
Adjusted non-interest income (non-GAAP)	$ 21,436	$ 23,870
Non-interest expense (GAAP)	$ 59,280	$ 55,682
Less: amortization of intangible assets	(15)	(243)
Adjusted non-interest expense (non-GAAP)	$ 59,265	$ 55,439
Efficiency ratio (unadjusted)	62.00 %	62.24 %
Efficiency ratio (adjusted)	61.71 %	61.71 %

Tangible Equity and Tangible Assets (Year-End)

Tangible equity, tangible assets, and tangible book value per share are each non-GAAP financial measures. Tangible equity represents the Corporation's stockholders' equity, less goodwill and intangible assets. Tangible assets represents the Corporation's total assets, less goodwill and other intangible assets. Tangible book value per share represents the Corporation's equity divided by common shares at year-end. These measures are meaningful to the Corporation, as well as investors and analysts, in assessing the Corporation's use of equity.

	As of or for the Years Ended	
(in thousands, except per share and ratio data)	December 31, 2022	December 31, 2021
TANGIBLE EQUITY AND TANGIBLE ASSETS (YEAR END)		
Total shareholders' equity (GAAP)	$ 166,388	$ 211,455
Less: intangible assets	(21,824)	(21,839)
Tangible equity (non-GAAP)	$ 144,564	$ 189,616
Total assets (GAAP)	$ 2,645,553	$ 2,418,475
Less: intangible assets	(21,824)	(21,839)
Tangible assets (non-GAAP)	$ 2,623,729	$ 2,396,636
Total equity to total assets at end of year (GAAP)	6.29 %	8.74 %
Book value per share (GAAP)	$ 35.32	$ 45.09
Tangible equity to tangible assets at end of year (non-GAAP)	5.51 %	7.91 %
Tangible book value per share (non-GAAP)	$ 30.69	$ 40.44

Tangible Equity (Average)

Average tangible equity and return on average tangible equity are each non-GAAP financial measures. Average tangible equity represents the Corporation's average stockholders' equity, less average goodwill and intangible assets for the year. Return on average tangible equity measures the Corporation's earnings as a percentage of average tangible equity. These measures are meaningful to the Corporation, as well as investors and analysts, in assessing the Corporation's use of equity.

	As of or for the Years Ended	
(in thousands, except ratio data)	December 31, 2022	December 31, 2021
TANGIBLE EQUITY (AVERAGE)		
Total average shareholders' equity (GAAP)	$ 180,684	$ 204,239
Less: average intangible assets	(21,827)	(21,925)
Average tangible equity (non-GAAP)	$ 158,857	$ 182,314
Return on average equity (GAAP)	15.93 %	12.94 %
Return on average tangible equity (non-GAAP)	18.12 %	14.49 %

Adjustments for Certain Items of Income or Expense

In addition to disclosures of certain GAAP financial measures, including net income, EPS, ROA, and ROE, we may also provide comparative disclosures that adjust these GAAP financial measures for a particular year by removing from the calculation thereof the impact of certain transactions or other material items of income or expense occurring during the year, including certain nonrecurring items. The Corporation believes that the resulting non-GAAP financial measures may improve an understanding of its results of operations by separating out any such transactions or items that may have had a disproportionate positive or negative impact on the Corporation's financial results during the particular year in question. In the Corporation's presentation of any such non-GAAP (adjusted) financial measures not specifically discussed in the preceding paragraphs, the Corporation supplies the supplemental financial information and explanations required under Regulation G.

	As of or for the Years Ended	
	December 31, 2022	December 31, 2021
(in thousands, except per share and ratio data)		
NON-GAAP NET INCOME		
Reported net income (loss) (GAAP)	$ 28,783	$ 26,425
Net changes in fair value of investments (net of tax)	—	—
Net (gains) losses on security transactions (net of tax)	—	—
Legal accruals and settlements (net of tax)	—	—
Remeasurement of net deferred tax asset	—	—
Net income (non-GAAP)	$ 28,783	$ 26,425
Average basic and diluted shares outstanding	4,693	4,683
Reported basic and diluted earnings per share (GAAP)	$ 6.13	$ 5.64
Reported return on average assets (GAAP)	1.15 %	1.09 %
Reported return on average equity (GAAP)	15.93 %	12.94 %
Basic and diluted earnings per share (non-GAAP)	$ 6.13	$ 5.64
Return on average assets (non-GAAP)	1.15 %	1.09 %
Return on average equity (non-GAAP)	15.93 %	12.94 %

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Management considers interest rate risk to be the most significant market risk for the Corporation. Market risk is the risk of loss from adverse changes in market prices and rates. Interest rate risk is the exposure to adverse changes in the net income of the Corporation as a result of changes in interest rates.

The Corporation's primary earnings source is net interest income, which is affected by changes in the level of interest rates, the relationship between rates, the impact of interest rate fluctuations on asset prepayments, the level and composition of deposits and liabilities, and credit quality of interest-earning assets.

The Corporation's objectives in its asset and liability management are to maintain a strong, stable net interest margin, to utilize its capital effectively without taking undue risks, to maintain adequate liquidity, and to reduce vulnerability of its operations to changes in interest rates. The Corporation's ALCO has the strategic responsibility for setting the policy guidelines on acceptable exposure to interest rate risk. These guidelines contain specific measures and limits regarding the risks, which are monitored on a regular basis. The ALCO is made up of the Chief Executive Officer, the Chief Financial Officer, the Asset Liability Management Officer, and other officers representing key functions.

Interest rate risk is the risk that net interest income will fluctuate as a result of a change in interest rates. It is the assumption of interest rate risk, along with credit risk, that drives the net interest margin of a financial institution. For that reason, the ALCO has established tolerance limits based upon various basis point changes in interest rates, with appropriate floors set for interest-bearing liabilities. At December 31, 2022, it is estimated that an immediate 100-basis point decrease in interest rates would positively impact the next 12 months net interest income by 0.34% and an immediate 200-basis point increase would positively impact the next 12 months net interest income by 3.33%. Both are within the Corporation's policy guidelines.

A related component of interest rate risk is the expectation that the market value of the Corporation's capital account will fluctuate with changes in interest rates. This component is a direct corollary to the earnings-impact component: an institution exposed to earnings erosion is also exposed to shrinkage in market value. At December 31, 2022, it is estimated that an immediate 100-basis point decrease in interest rates would positively impact the market value of the Corporation's capital account by 2.12%. An immediate 200-basis point increase in interest rates would negatively impact the market value by 1.37%, which is within the Corporation's policy guidelines.

Management does recognize the need for certain hedging strategies during periods of anticipated higher fluctuations in interest rates and the Funds Management Policy provides for limited use of certain derivatives in asset liability management.

Credit Risk

The Corporation manages credit risk consistent with state and federal laws governing the making of loans through written policies and procedures; loan review to identify loan problems at the earliest possible time; collection procedures (continued even after a loan is charged off); an adequate allowance for loan losses; and continuing education and training to ensure lending expertise. Diversification by loan product is maintained through offering commercial loans, 1-4 family mortgages, and a full range of consumer loans.

The Corporation monitors its loan portfolio carefully. The Loan Committee of the Corporation's Board of Directors is designated to receive required loan reports, oversee loan policy, and approve loans above authorized individual and Senior Loan Committee lending limits. The Senior Loan Committee, consisting of the President and Chief Executive Officer, Chief Financial Officer and Treasurer (non-voting member), Chief Credit and Risk Officer, Business Client Division Manager, Divisional President, and Commercial Loan Manager, implements the Board-approved loan policy.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed in Part IV, Item 15 are filed as part of this report and appear on pages F-1 through F-60.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures

The Corporation's management, with the participation of our Chief Executive Officer, who is the Corporation's principal executive officer, and our Chief Financial Officer and Treasurer, who is the Corporation's principal financial officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2022. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer and Treasurer have concluded that the Corporation's disclosure controls and procedures are effective as of December 31, 2022.

(b) Management's Report on Internal Control over Financial Reporting

We, as members of management of the Corporation, are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance to the Corporation's management and Board of Directors regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As of December 31, 2022 management assessed the effectiveness of the Corporation's internal control over financial reporting based on criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The objective of this assessment was to determine whether the Corporation's internal control over financial reporting was effective as of December 31, 2022. Based on the assessment, we assert that the Corporation maintained effective internal control over financial reporting as of December 31, 2022 based on the specified criteria.

(c) Changes in Internal Control over Financial Reporting

During the fourth quarter of 2022, there have been no changes in the Corporation's internal control over financial reporting that have materially affected, or that are reasonably likely to material affect, the Corporation's internal control over financial reporting.

/s/ Anders M. Tomson	/s/ Karl F. Krebs
Anders M. Tomson	Karl F. Krebs
President and Chief Executive Officer	Chief Financial Officer and Treasurer
March 22, 2023	March 22, 2023

This Annual Report does not include an attestation report of the independent required accounting firm because of an exception under SEC rules.

Item 9B. OTHER INFORMATION
None.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information responsive to this Item 10 is incorporated herein by reference to the Corporation's definitive proxy statement for its 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the Corporation's 2022 fiscal year end.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this Item 11 is incorporated herein by reference to the Corporation's definitive proxy statement for its 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the Corporation's 2022 fiscal year end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

Information responsive to this Item 12 is incorporated herein by reference to the Corporation's definitive proxy statement for its 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the Corporation's 2022 fiscal year end.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this Item 13 is incorporated herein by reference to the Corporation's definitive proxy statement for its 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the Corporation's 2022 fiscal year end.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information responsive to this Item 14 is incorporated herein by reference to the Corporation's definitive proxy statement for its 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the Corporation's 2022 fiscal year end.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1)   The following consolidated financial statements of the Corporation appear on pages F-1 through F-60 of this report and are incorporated in Part II, Item 8:

Report of Independent Registered Public Accounting Firm-Crowe LLP

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2022 and 2021

Consolidated Statements of Income for the two years ended December 31, 2022

Consolidated Statements of Comprehensive Income (Loss) for the two years ended December 31, 2022

Consolidated Statements of Shareholders' Equity for the two years ended December 31, 2022

Consolidated Statements of Cash Flows for the two years ended December 31, 2022

Notes to Consolidated Financial Statements

(2)   Financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the Notes thereto under Item 8, "Financial Statements and Supplementary Data".

(b)   The following exhibits are either filed with this Form 10-K or are incorporated herein by reference. The Corporation's Securities Exchange Act file number is 000-13888.

Exhibit	The following exhibits are either filed with this Form 10-K or are incorporated herein by reference. The Corporation's Securities Exchange Act file number is 000-13888.
3.1	Certificate of Incorporation of Chemung Financial Corporation dated December 20, 1984 (as incorporated by reference to Exhibit 3.1 to Registrant's Form 10-K for the year ended December 31, 2007 and filed with the Commission on March 13, 2008).
3.2	Certificate of Amendment to the Certificate of Incorporation of Chemung Financial Corporation, dated March 28, 1988 (as incorporated by reference to Exhibit 3.2 to Registrant's Form 10-K for the year ended December 31, 2007 and filed with the Commission on March 13, 2008).
3.3	Certificate of Amendment to the Certificate of Incorporation of Chemung Financial Corporation, dated May 13, 1998 (as incorporated by reference to Exhibit 3.4 to Registrant's Form 10-K for the year ended December 31, 2005 and filed with the Commission on March 15, 2006).
3.4	Amended and Restated Bylaws of Chemung Financial Corporation, as amended August 17, 2022 (as incorporated by reference to Exhibit 3.2 to Registrant's Form 8-K and filed with the Commission on August 17, 2022).
4.1	Specimen Stock Certificate (filed as Exhibit 4.1 to Registrant's Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).
4.2	Description of Common Stock Registered Under Section 12 of the Securities Exchange Act of 1934, filed herewith (as incorporated by reference to Exhibit 4.2 to Registrant's Form 10-K for the year ended December 31, 2019 and filed with the Commission on March 12, 2020).
10.1	Chemung Financial Corporation 2014 Omnibus Plan and Component Plans (Chemung Financial Corporation Restricted Stock Plan, Chemung Financial Corporation Incentive Compensation Plan, Chemung Financial Corporation Directors' Compensation Plan and Chemung Financial Corporation/ Chemung Canal Trust Company Directors' Deferred Fee Plan) (filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 to Registrant's Form S-8 filed with the Commssion on January 27, 2015 and incorporated herein by reference).
10.2	Change of Control Agreement dated December 19, 2018 between Chemung Canal Trust Company and Anders M. Tomson, President and Chief Executive Officer (filed as Exhibit 10.1 to Registrant's Form 8-K filed with the Commission on December 19, 2018 and incorporated herein by reference).

10.3	Change of Control Agreement dated December 18, 2019 between Chemung Canal Trust Company and Karl F. Krebs, Executive Vice President and Chief Financial Officer (filed as Exhibit 10.1 to Registrant's Form 8-K filed with the Commission on December 23, 2019 and incorporated herein by reference).
10.4	Change of Control Agreement dated December 18, 2019 between Chemung Canal Trust Company and Thomas W. Wirth, Executive Vice President (filed as Exhibit 10.4 to Registrant's Form 8-K filed with the Commission on December 23, 2019 and incorporated herein by reference).
10.5	Change of Control Agreement dated December 18, 2019 between Chemung Canal Trust Company and Daniel D. Fariello, President of Capital Bank Division (filed as Exhibit 10.2 to Registrant's Form 8-K filed with the Commission on December 23, 2019 and incorporated herein by reference).
10.6	Change of Control Agreement dated December 18, 2019 between Chemung Canal Trust Company and Loren D. Cole, Executive Vice President and Chief Information Officer, (as incorporated by reference to Exhibit 10.8 to Registrant's Form 10-K for the year ended December 31, 2019 and filed with the Commission on March 12, 2020).
10.7	Change of Control Agreement dated January 4, 2021 between Chemung Canal Trust Company and Jeffrey P. Kenefick, Regional President (filed as Exhibit 10.1 to Registrant's Form 8-K filed with the Commission on January 5, 2021 and incorporated herein by reference).
10.8	Chemung Financial Corporation 2021 Equity Incentive Plan (filed as Exhibit 10.1 to Registrant's Form 8-K filed with the Commission on June 8, 2021 and incorporated herein by reference).
10.9	Consent Order between Chemung Canal Trust Company and the New York State Department of Financial Services dated June 24, 2021 (filed as Exhibit 10.1 to Registrant's Form 8-K filed with the Commission on June 29, 2021 and incorporated herein by reference).
10.10	Form of Incentive Stock Option Award Agreement (filed as Exhibit 10.2 to Registrant's Registration Statement on Form S-8 (333-257227) filed with the Commission on June 21, 2021 and incorporated herein by reference).
10.11	Form of Non-Qualified Stock Option Award Agreement (filed as Exhibit 10.3 to Registrant's Registration Statement on Form S-8 (333-257227) filed with the Commission on June 21, 2021 and incorporated herein by reference).
10.12	Form of Restricted Stock Award Agreement (filed as Exhibit 10.4 to Registrant's Registration Statement on Form S-8 (333-257227) filed with the Commission on June 21, 2021 and incorporated herein by reference).
10.13	Chemung Canal Trust Company Defined Contribution Supplemental Executive Retirement Plan, (as incorporated by reference to Exhibit 10.12 to Registrant's Form 10-K for the year ended December 31, 2021 and filed with the Commission on March 23, 2022).
10.14	Chemung Canal Trust Company Defined Contribution Supplemental Executive Retirement Plan-Amendment Number One, as amended on November 16, 2022 (filed as Exhibit 10.1 to Registrant's Form 8-K filed with the Commission on November 21, 2022 and incorporated herein by reference).
21	Subsidiaries of the Registrant.*
23.0	Consent of Crowe LLP, Independent Registered Public Accounting Firm.*
31.1	Certification of President and Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.*
31.2	Certification of Treasurer and Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.*
32.1	Certification of President and Chief Executive Officer of the Registrant pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 19 U.S.C. §1350.*
32.2	Certification of Treasurer and Chief Financial Officer of the Registrant pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 19 U.S.C. §1350.*
101.INS	Instance Document
101.SCH	XBRL Taxonomy Schema*
101.CAL	XBRL Taxonomy Calculation Linkbase*
101.DEF	XBRL Taxonomy Definition Linkbase*
101.LAB	XBRL Taxonomy Label Linkbase*
101.PRE	*XBRL Taxonomy Presentation Linkbase**
*	*Filed herewith.*

ITEM 16. 10-K SUMMARY

None.

CHEMUNG FINANCIAL CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Pages F-1 to F-60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Chemung Financial Corporation and Subsidiaries
Elmira, New York

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chemung Financial Corporation and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), shareholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – Loans Collectively Evaluated for Impairment.

As described in Note 1 and Note 4 to the consolidated financial statements, the Company's allowance for loan losses is the amount that management believes will be adequate to absorb probable incurred losses on existing loans. The allowance for loan losses was $19.7 million at December 31, 2022, which includes $18.5 million related to loans collectively evaluated for impairment.

The general valuation covers non-impaired loans and is based on historical loss experience adjusted for current factors. Loans not impaired but classified as substandard and special mention use a historical loss factor on a rolling five-year history of net losses. For all other unclassified loans, the historical loss experience is determined by portfolio class and is supplemented with other qualitative factors based on the risks present for each portfolio class. These qualitative factors include considerations of the following: (1) lending policies and procedures, including underwriting standards and collection, charge-off and recovery policies, (2) national and local economic business conditions and developments, including the condition of various market segments, (3) loan volume, (4) the experience, ability, and depth of lending management and staff, (5) the volume and severity

of past due, classified and watch-list loans, non-accrual loans, troubled debt restructurings, and other modifications (6) the quality of the Bank's loan review system and the degree of oversight by the Bank's Board of Directors, (7) collateral related issues: secured vs. unsecured, type, declining valuation environment and trend of other related factors (8) the existence and effect of any concentrations of credit, and changes in the level of such concentrations, (9) the effect of external factors, such as competition and legal and regulatory requirements, on the level of estimated credit losses in the Bank's current portfolio and (10) the impact of the global economy.

We identified the allowance for loan losses for loans collectively evaluated for impairment as a critical audit matter because of the significant auditor judgment involved in evaluating management's significant judgment applied in determining the subjective assumptions relating to: 1) the classification of loans subject to an adjusted loss history, and 2) the determination of the qualitative factors on the allowance for loan losses.

The primary procedures we performed to address this critical audit matter included:
    a. Testing the effectiveness of controls over the evaluation of the allowance related to loans collectively evaluated for impairment, including addressing:
        i. Grading of loans from independent loan review and management's annual credit reviews.
        ii. Management's judgments and assumptions related to the qualitative assessment and the resulting allocation to the allowance, including the data used in the determination of qualitative factors.

    a. Substantively testing management's process, including evaluating their judgments and assumptions, for developing the allowance related to loans collectively evaluated for impairment, which included:
        i. Evaluation of loan grades of the commercial portfolio to ensure proper inclusion in pass categories or criticized and classified categories.
        ii. Evaluation of the data used as a basis for the adjustments relating to the qualitative factors.
        iii. Evaluation of the reasonableness of management's judgments and assumptions related to the qualitative assessment and the resulting allocation to the allowance

Crowe LLP

Crowe LLP (173)

We have served as the Company's auditor since 2006.
Grand Rapids, Michigan
March 22, 2023

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,	
(in thousands, except share and per share amounts)	**2022**	**2021**
ASSETS		
Cash and due from financial institutions	$ 29,309	$ 17,365
Interest-earning deposits in other financial institutions	26,560	9,616
Total cash and cash equivalents	55,869	26,981
Equity investments, at fair value	2,830	2,964
Securities available for sale, at estimated fair value	632,589	792,026
Securities held to maturity, estimated fair value of $2,402 at December 31, 2022 and $3,796 at December 31, 2021	2,424	3,790
FHLBNY and FRBNY Stock, at cost	8,197	4,218
Loans, net of deferred loan fees	1,829,448	1,518,249
Allowance for loan losses	(19,659)	(21,025)
Loans, net	1,809,789	1,497,224
Loans held for sale	—	396
Premises and equipment, net	16,113	17,969
Operating lease right-of-use assets	6,449	7,234
Goodwill	21,824	21,824
Other intangible assets, net	—	15
Bank owned life insurance	2,871	2,825
Interest rate swap assets	27,141	9,270
Accrued interest and other assets	59,457	31,739
Total assets	$ 2,645,553	$ 2,418,475
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest-bearing	$ 733,329	$ 739,607
Interest-bearing	1,593,898	1,415,826
Total deposits	2,327,227	2,155,433
FHLBNY overnight advances	95,810	14,570
Capital lease obligation	3,327	3,594
Operating lease liabilities	6,620	7,378
Dividends payable	1,455	1,450
Interest rate swap liabilities	27,196	9,498
Accrued interest payable and other liabilities	17,530	15,097
Total liabilities	2,479,165	2,207,020
Shareholders' equity:		
Common stock, $0.01 par value per share, 10,000,000 shares authorized; 5,310,076 issued at December 31, 2022 and December 31, 2021	53	53
Additional-paid-in capital	47,331	46,901
Retained earnings	211,859	188,877
Treasury stock, at cost (615,448 shares at December 31, 2022; 636,720 shares at December 31, 2021)	(17,598)	(17,846)
Accumulated other comprehensive (loss) income	(75,257)	(6,530)
Total shareholders' equity	166,388	211,455
Total liabilities and shareholders' equity	$ 2,645,553	$ 2,418,475

See accompanying notes to consolidated financial statements.

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,	
(in thousands, except per share amounts)	2022	2021
Interest and Dividend Income:		
Loans, including fees	$ 68,051	$ 58,861
Taxable securities	12,096	8,935
Tax exempt securities	1,068	1,061
Interest-earning deposits	260	151
Total interest and dividend income	81,475	69,008
Interest Expense:		
Deposits	6,655	3,284
Borrowed funds	641	135
Total interest expense	7,296	3,419
Net interest income	74,179	65,589
Provision for loan losses	(554)	17
Net interest income after provision for loan losses	74,733	65,572
Non-Interest Income:		
Wealth management group fee income	10,280	11,072
Service charges on deposit accounts	3,788	3,214
Interchange revenue from debit card transactions	4,603	4,844
Change in fair value of equity investments	(349)	246
Net gain on sales of loans held for sale	107	1,073
Net gains (losses) on sales of other real estate owned	60	(16)
Income from bank owned life insurance	46	52
Other	2,901	3,385
Total non-interest income	21,436	23,870
Non-Interest Expenses:		
Salaries and wages	25,054	24,413
Pension and other employee benefits	7,668	6,086
Other components of net periodic pension cost (benefit)	(1,648)	(1,583)
Net occupancy expenses	5,539	5,873
Furniture and equipment expenses	1,906	1,669
Data processing expense	8,919	8,519
Professional services	2,171	1,932
Amortization of intangible assets	15	243
Marketing and advertising expense	941	792
Other real estate owned expenses	(5)	40
FDIC insurance	1,356	1,408
Loan expense	1,001	1,037
Other	6,363	5,253
Total non-interest expenses	59,280	55,682
Income before income tax expense	36,889	33,760
Income tax expense	8,106	7,335
Net income	$ 28,783	$ 26,425
Weighted average shares outstanding (in thousands)	4,693	4,683
Basic and diluted earnings per share	$ 6.13	$ 5.64

See accompanying notes to consolidated financial statements.

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)	YEARS ENDED DECEMBER 31,	
	2022	2021
Net income	$ 28,783	$ 26,425
Other comprehensive income (loss):		
Unrealized holding (losses) on securities available for sale	(93,224)	(15,632)
Reclassification adjustment gains realized in net income	—	—
Net unrealized (losses)	(93,224)	(15,632)
Tax effect	24,423	4,010
Net of tax amount	(68,801)	(11,622)
Change in funded status of defined benefit pension plan and other benefit plans:		
Net gain arising during the period	63	3,655
Reclassification adjustment for amortization of prior service benefit	—	(220)
Reclassification adjustment for amortization of net actuarial losses	38	212
Total before tax effect	101	3,647
Tax effect	(27)	(956)
Net of tax amount	74	2,691
Total other comprehensive (loss)	(68,727)	(8,931)
Comprehensive income (loss)	$ (39,944)	$ 17,494

See accompanying notes to consolidated financial statements.

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2020	$ 53	$ 46,764	$ 168,006	$ (17,525)	$ 2,401	$ 199,699
Net income	—	—	26,425	—	—	26,425
Other comprehensive income	—	—		—	(8,931)	(8,931)
Restricted stock awards	—	535	—	—	—	535
Distribution of 2,707 shares of treasury stock granted for directors' deferred compensation plan	—	(72)	—	75	—	3
Distribution of 20,763 shares of treasury stock granted for employee restricted stock awards, net	—	(578)	—	578	—	—
Restricted stock units for directors' deferred compensation plan	—	19	—	—	—	19
Cash dividends declared ($1.19 per share)	—	—	(5,554)	—	—	(5,554)
Distribution of 9,291 shares of treasury stock for directors' compensation	—	64	—	253	—	317
Distribution of 3,860 shares of treasury stock for employee compensation	—	27	—	105	—	132
Sale of 10,322 shares of treasury stock (a)	—	142	—	284	—	426
Repurchase of 41,424 shares of common stock	—	—	—	(1,616)	—	(1,616)
Balances at December 31, 2021	$ 53	$ 46,901	$ 188,877	$ (17,846)	$ (6,530)	$ 211,455

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2021	$ 53	$ 46,901	$ 188,877	$ (17,846)	$ (6,530)	$ 211,455
Net income	—	—	28,783	—	—	28,783
Other comprehensive loss	—	—		—	(68,727)	(68,727)
Restricted stock awards	—	795	—	—	—	795
Distribution of 25,011 shares of treasury stock granted for employee restricted stock awards, net	—	(712)	—	712	—	—
Restricted stock units for directors' deferred compensation plan	—	20	—	—	—	20
Cash dividends declared ($1.24 per share)	—	—	(5,801)	—		(5,801)
Distribution of 8,575 shares of treasury stock for directors' compensation	—	131	—	244	—	375
Sale of 9,367 shares of treasury stock (a)	—	158	—	266	—	424
Repurchase of 20,786 shares of common stock	—	—	—	(933)	—	(933)
Forfeiture of 895 shares of restricted stock awards	—	38	—	(41)	—	(3)
Balances at December 31, 2022	$ 53	$ 47,331	$ 211,859	$ (17,598)	$ (75,257)	$ 166,388

(a) All treasury stock sales were completed at the prevailing market price with the Chemung Canal Trust Company Profit Sharing, Savings, and Investment Plan which is a defined contribution plan sponsored by the Bank.

See accompanying notes to consolidated financial statements.

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	YEARS ENDED DECEMBER 31,	
CASH FLOWS FROM OPERATING ACTIVITIES:	**2022**	**2021**
Net income	$ 28,783	$ 26,425
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of right-of-use assets	785	759
Amortization of intangible assets	15	243
Deferred income tax (benefit) expense	1,722	570
Provision for loan losses	(554)	17
Loss on disposal of fixed assets	56	16
Depreciation and amortization of fixed assets	2,226	2,501
Amortization of premiums on securities, net	3,761	5,373
Gains on sales of loans held for sale, net	(107)	(1,073)
Proceeds from sales of loans held for sale	5,819	38,157
Loans originated and held for sale	(5,316)	(37,310)
Net (gains) losses on sale of other real estate owned	(60)	16
Net change in fair value of equity investments	349	(246)
Proceeds from sales of trading assets	142	161
Purchase of equity investments	(357)	(337)
Net (gains) losses on interest rate swaps	(173)	(126)
(Increase) in other assets	(27,636)	(7,386)
Increase (decrease) in accrued interest payable	654	(53)
Expense related to restricted stock units for directors' deferred compensation plan	290	19
Expense related to employee stock compensation	—	132
Expense related to employee restricted stock awards	795	535
Payments on operating leases	(1,195)	(1,202)
Increase (decrease) in other liabilities	25,094	8,322
Income from bank owned life insurance	(46)	(52)
Net cash provided by operating activities	35,047	35,461
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturities, calls, and principal paydowns on securities available for sale	86,206	143,193
Proceeds from maturities and principal collected on securities held to maturity	2,335	937
Purchases of securities available for sale	(23,743)	(401,594)
Purchases of securities held to maturity	(980)	(2,277)
Purchase of FHLBNY and FRBNY stock	(36,214)	(3,467)
Redemption of FHLBNY and FRBNY stock	32,235	2,399
Purchases of premises and equipment	(426)	(367)
Proceeds from sale of other real estate owned	326	210
Proceeds from bank owned life insurance	—	286
Net (increase) decrease in loans	(312,359)	18,196
Net cash (used by) provided by investing activities	(252,620)	(242,484)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in demand deposits, interest-bearing demand accounts, savings accounts, and insured money market accounts	(34,233)	207,033
Net increase (decrease) in time deposits	206,027	(89,374)
Net change in FHLBNY overnight advances	81,240	14,570
Principal payments made on capital lease	(267)	(255)
Purchase of treasury stock	(933)	(1,616)
Sale of treasury stock	424	426
Cash dividends paid	(5,797)	(5,318)
Net cash (used in) provided by financing activities	246,461	125,466
Net increase (decrease) in cash and cash equivalents	28,888	(81,557)
Cash and cash equivalents, beginning of period	26,981	108,538
Cash and cash equivalents, end of period	$ 55,869	$ 26,981

CHEMUNG FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2022	2021
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 6,642	$ 3,472
Income Taxes	$ 5,625	$ 5,675
Supplemental disclosure of non-cash activity:		
Transfer of loans to other real estate owned	$ 348	$ 102
Dividends declared, not yet paid	$ 1,455	$ 1,450

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The Corporation, through its wholly-owned subsidiaries, the Bank and CFS Group, Inc., provides a wide range of banking, financing, fiduciary and other financial services to its clients. The Corporation is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory agencies.

CRM, a wholly-owned subsidiary of the Corporation which was formed and began operations on May 31, 2016, is a Nevada-based captive insurance company which insures against certain risks unique to the operations of the Corporation and its subsidiaries and for which insurance may not be currently available or economically feasible in today's insurance marketplace. CRM pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. CRM is subject to regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance.

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with GAAP and include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and amounts due from banks and demand interest-bearing deposits with other financial institutions.

Time deposits with other financial institutions are classified as held-to-maturity securities and are not included in cash and cash equivalents.

EQUITY INVESTMENTS

Securities that are held to fund a non-qualified deferred compensation plan and securities that have a readily determinable fair market value, are recorded at fair value with changes in fair value and interest and dividend income included in earnings.

SECURITIES

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Corporation has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized cost. Securities to be held for indefinite periods of time or not intended to be held to maturity are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are excluded from earnings and are reported as accumulated other comprehensive income (loss) in shareholders' equity, net of the related tax effects, until realized. Realized gains and losses are determined using the specific identification method.

Management evaluates securities for OTTI on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

In order to determine OTTI for purchased beneficial interests that, on the purchase date, were not highly rated, the Corporation compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment of yield using the interest method. Dividend and interest income is recognized when collected.

FEDERAL HOME LOAN BANK AND FEDERAL RESERVE BANK STOCK

The Bank is a member of both the FHLBNY and the FRBNY. FHLBNY members are required to own a certain amount of stock based on the level of borrowings and other factors, while FRBNY members are required to own a certain amount of stock based on a percentage of the Bank's capital stock and surplus. FHLBNY and FRBNY stock are carried at cost and classified as non-marketable equities and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends are reported as income.

LOANS

Loans are stated at the amount of unpaid principal balance net of deferred loan fees. Additionally, recorded investment in loans includes interest receivable on loans. The Corporation has the ability and intent to hold its loans for the foreseeable future. The Corporation's loan portfolio is comprised of the following segments: (i) commercial and agricultural, (ii) commercial mortgages, (iii) residential mortgages, and (iv) consumer loans.

Commercial and agricultural loans primarily consist of loans to small to mid-sized businesses in the Corporation's market area in a diverse range of industries. These loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. Commercial mortgage loans are generally non-owner occupied commercial properties or owner occupied commercial real estate with larger balances. Repayment of these loans is often dependent upon the successful operation and management of the properties and the businesses occupying the properties, as well as on the collateral securing the loan. Residential mortgage loans are generally made on the basis of the borrower's ability to make repayment from their employment and other income, but are secured by real property. Consumer loans include home equity lines of credit and home equity loans, which exhibit many of the same characteristics as residential mortgages. Indirect and other consumer loans are typically secured by depreciable assets, such as automobiles or boats, and are dependent on the borrower's continuing financial stability.

Interest on loans is accrued and credited to operations using the interest method. Past due status is based on the contractual terms of the loan. The accrual of interest is generally discontinued and previously accrued interest is reversed when loans become 90 days delinquent. Loans may also be placed on non-accrual status if management believes such classification is otherwise warranted. All payments received on non-accrual loans are applied to principal. Loans are returned to accrual status when they become current as to principal and interest and remain current for a period of six consecutive months or when, in the opinion of management, the Corporation expects to receive all of its original principal and interest. Loan origination fees and certain direct loan origination costs are deferred and amortized over the life of the loan as an adjustment to yield, using the interest method.

TROUBLED DEBT RESTRUCTURINGS

A TDR is a formally renegotiated loan in which the Bank, for economic or legal reasons related to a borrower's financial difficulties, grants a concession to the borrower that would not have been granted to the borrower otherwise. Not all loans that are restructured as a TDR are classified as non-accrual before the restructuring occurs. Restructured loans can convert from non-accrual to accrual status when said loans have demonstrated performance, generally evidenced by six months of payment performance in accordance with the restructured terms and when, in the opinion of management, the Bank expects to receive all of its contractual principal and interest due under the restructured terms.

TDRs are individually evaluated for impairment and included in the separately identified impairment disclosures. TDRs are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Bank determines the amount of the allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired. The Bank incorporates recent historical experience related to TDRs, including the performance of TDRs that subsequently default, into the calculation of the allowance by loan portfolio segment.

Section 4013 of the CARES Act, signed into law of March 27, 2020, gives entities temporary relief from the accounting and disclosure requirements for troubled debt restructurings (TDRs) under ASC 310-40, *Receivables: Troubled Debt Restructurings by Creditors,* in certain situations. Section 4013 of the CARES Act permits the suspension of ASC 310-40 for loan modifications that are made by financial institutions in response to the COVID-19 pandemic if (1) the borrower was not more than 30 days past due as of December 31, 2019, and (2) the modifications are related to arrangements that defer or delay the payment of principal or interest, or change the interest rate on the loan, until January 1, 2022.

ALLOWANCE FOR LOAN LOSSES

The allowance is an amount that management believes will be adequate to absorb probable incurred credit losses on existing loans. The allowance is established based on management's evaluation of the probable incurred credit losses in our portfolio in accordance with GAAP, and is comprised of both specific valuation allowances and general valuation allowances.

A loan is classified as impaired when, based on current information and events, it is probable that the Bank will be unable to collect both the principal and interest due under the contractual terms of the loan agreement. Specific valuation allowances are established based on management's analysis of individually impaired loans. Factors considered by management in determining impairment include payment status, evaluations of the underlying collateral, expected cash flows, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. If a loan is determined to be impaired and is placed on non-accrual status, all future payments received are applied to principal and a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. Loans not impaired but classified as substandard and special mention use a historical loss factor on a rolling five year history of net losses. For all other unclassified loans, the historical loss experience is determined by portfolio class and is based on the actual loss history experienced by the Bank over the most recent two years. This actual loss experience is supplemented with other qualitative factors based on the risks present for each portfolio class. These qualitative factors include consideration of the following: (1) lending policies and procedures, including underwriting standards and collection, charge-off and recovery policies, (2) national and local economic and business conditions and developments, including the condition of various market segments, (3) loan profiles and volume of the portfolio, (4) the experience, ability, and depth of lending management and staff, (5) the volume and severity of past due, classified and watch-list loans, non-accrual loans, troubled debt restructurings, and other modifications (6) the quality of the Bank's loan review system and the degree of oversight by the Bank's Board of Directors, (7) collateral related issues: secured vs. unsecured, type, declining valuation environment and trend of other related factors, (8) the existence and effect of any concentrations of credit, and changes in the level of such concentrations, (9) the effect of external factors, such as competition and legal and regulatory requirements, on the level of estimated credit losses in the Bank's current portfolio and (10) the impact of the global economy.

The allowance for loan losses is increased through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectability of all or a portion of the principal is unlikely. Management's evaluation of the adequacy of the allowance for loan losses is performed on a periodic basis and takes into consideration such factors as the credit risk grade assigned to the loan, historical loan loss experience and review of specific impaired loans. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.

LOANS HELD FOR SALE

Certain mortgage loans are originated with the intent to sell. The Bank typically retains the right to service the mortgages upon sale. Loans held for sale are recorded at the lower of cost or fair value in the aggregate and are regularly evaluated for changes in fair value. Commitments to sell the loans that are originated for sale are recorded at fair value. If necessary, a valuation allowance is established with a charge to income for unrealized losses attributable to a change in market rates.

LEASES

Leases are classified as operating or finance leases on the lease commencement date. At inception, the Corporation determines the lease term by considering the minimum lease term and all optional renewal periods that the Corporation is reasonably certain to renew. The discount rate used in determining lease liability is based upon incremental borrowing rates the Corporation could obtain for similar loans as of the date of commencement or renewal.

The Corporation records operating leases on the balance sheet as a lease liability equal to the present value of future minimum payments under the lease terms, and a right-of-use asset equal to the lease liability. The lease term is also used to calculate straight-line rent expense. The Corporation's leases do not contain residual value guarantees or material variable lease payments that may impact the Corporation's ability to pay dividends or cause the Corporation to incur additional expenses. Rent expense and variable lease expense are included in net occupancy expenses on the Corporation's Consolidated Statements of Income.

Finance leases are recorded at the lesser of the present value of future cash outlays using a discounted cash flow, or fair value at the beginning of the lease term. Initially, a finance lease is recorded as a building asset, and is depreciated over the shorter of the term of the lease or the estimated life of the asset. A corresponding long term lease obligation, which amortizes as payments are made on the lease. Interest expense is incurred using the discount rate determined at the beginning of the lease term. Amortization of the right-of-use assets arising from finance leases is expensed through net occupancy expense, and the interest on the related lease liability is expensed through interest expense on borrowings on the Corporation Consolidated Statements of Income.

PREMISES AND EQUIPMENT

Land is carried at cost, while buildings, equipment, leasehold improvements and furniture are stated at cost less accumulated depreciation and amortization. Depreciation is charged to current operations under the straight-line method over the estimated useful lives of the assets, which range from 15 to 50 years for buildings and from 3 to 10 years for equipment and furniture. Amortization of leasehold improvements and leased equipment is recognized on the straight-line method over the shorter of the lease term or the estimated life of the asset. Leases of branch offices, which have been capitalized, are included within buildings and depreciated on the straight-line method over the shorter of the lease term or the estimated life of the asset.

BANK OWNED LIFE INSURANCE

BOLI is recorded at the amount that can be realized under the insurance contracts at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Changes in the cash surrender value are recorded in other non-interest income.

OTHER REAL ESTATE

Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at estimated fair value of the property less estimated costs to dispose at the time of acquisition to establish a new carrying value. Write downs from the carrying value of the loan to estimated fair value, which are required at the time of foreclosure, are charged to the allowance for loan losses. Subsequent adjustments to the carrying values of such properties resulting from declines in fair value are charged to operations in the period in which the declines occur.

INCOME TAXES

The Corporation files a consolidated tax return. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for unused tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which temporary differences are expected to be recovered or settled, or the tax loss carry forwards are expected to be utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

WEALTH MANAGEMENT GROUP FEE INCOME

Assets held in a fiduciary or agency capacity for customers are not included in the accompanying consolidated balance sheets, since such assets are not assets of the Corporation. Wealth Management Group income is recognized on the accrual method as earned based on contractual rates applied to the balances of individual trust accounts. The unaudited market value of trust assets under administration total $2.053 billion, including $346.5 million of assets held under management or administration for the Corporation, at December 31, 2022 and $2.325 billion, including $344.2 million of assets held under management or administration for the Corporation, at December 31, 2021.

POSTRETIREMENT BENEFITS

Pension Plan:

The Chemung Canal Trust Company Pension Plan is a non-contributory defined benefit pension plan. The Pension Plan is a "qualified plan" under the IRS Code and therefore must be funded. Contributions are deposited to the Plan and held in trust. The Plan assets may only be used to pay retirement benefits and eligible plan expenses. The plan was amended such that new employees hired on or after July 1, 2010 would not be eligible to participate in the plan, however, existing participants at that time would continue to accrue benefits.

Under the Plan, pension benefits are based upon final average annual compensation where the annual compensation is total base earnings paid plus commissions. Bonuses, overtime, and dividends are excluded. The normal retirement benefit equals 1.2% of final average compensation (highest consecutive five years of annual compensation in the prior ten years) times years of service (up to a maximum of 25 years), plus 1% of average monthly compensation for each additional year of service (up to a maximum of 10 years), plus 0.65% of average monthly compensation in excess of covered compensation for each year of credited service up to 35 years. Covered compensation is the average of the social security taxable wage base in effect for the 35 year period prior to normal social security retirement age. See Note 13 for further details.

On October 20, 2016, the Corporation amended its noncontributory defined benefit pension plan ("pension plan") to freeze future retirement benefits after December 31, 2016. Beginning on January 1, 2017, both the pay-based and service-based component of the formula used to determine retirement benefits in the pension plan were frozen so that participants will no longer earn further retirement benefits. During the fourth quarter of 2018, the Corporation offered terminated, vested employees the option to receive lump sum settlement payments.

Defined Contribution Profit Sharing, Savings and Investment Plan:

The Corporation also sponsors a 401(K) defined contribution profit sharing, savings and investment plan which covers all eligible employees. The Corporation contributes a non-discretionary 3% of gross annual wages (as defined by the 401(k) plan) for each participant, regardless of the participant's deferral, in addition to a 50% match up to 6% of gross annual wages. All contributions made on or after January 1, 2017 will vest immediately. The plan's assets consist of Chemung Financial Corporation common stock, as well as other common and preferred stocks, U.S. Government securities, corporate bonds and notes, and mutual funds. The plan's expense is the amount of non-discretionary and matching contributions and is charged to non-interest expenses in the consolidated statements of income.

Defined Benefit Health Care Plan:

The Corporation sponsors a defined benefit health care plan that provides postretirement medical benefits to employees who meet minimum age and service requirements. This plan was amended effective July 1, 2006. Prior to this amendment, all retirees age 55 or older were eligible for coverage under the Corporation's self-insured health care plan, contributing 40% of the cost of the coverage. Under the amended plan, coverage for Medicare eligible retirees who reside in the Central New York geographic area is provided under a group sponsored plan with Excellus BlueCross BlueShield called Medicare Blue PPO, with the retiree paying 100% of the premium. Excellus BlueCross BlueShield assumes full liability for the payment of health care benefits incurred after July 1, 2006. Current Medicare eligible retirees who reside outside of the Central New York geographic area were eligible for coverage under the Corporation's self-insured plan through December 31, 2009, contributing 50% of the cost of coverage. Effective January 1, 2010, these out of area retirees were eligible for coverage under a Medicare Supplement Plan C administered by Excellus BlueCross BlueShield, contributing 50% of the premium. Current retirees between the ages of 55 and 65, will continue to be eligible for coverage under the Corporation's self-insured plan, contributing 50% of the cost of the coverage. Employees who retired after July 1, 2006, and become Medicare eligible will only have access to the Medicare Blue PPO plan. Additionally, effective July 1, 2006, dental benefits were eliminated for all retirees. The cost of the plan is based on actuarial computations of current and future benefits for employees, and is charged to non-interest expenses in the consolidated statements of income. See Note 13 for further details.On October 20, 2016, the Corporation amended its defined benefit health care plan to not allow any new retirees into the plan, effective January 1, 2017.

Executive Supplemental Pension Plan:

U.S. laws place limitations on compensation amounts that may be included under the Pension Plan. The Executive Supplemental Pension Plan was provided to executives in order to produce total retirement benefits, as a percentage of compensation that is comparable to employees whose compensation is not restricted by the annual compensation limit. Pension amounts, which exceed the applicable Internal Revenue Service code limitations, will be paid under the Executive Supplemental Pension Plan.

The Executive Supplemental Pension Plan is a "non-qualified plan" under the Internal Revenue Service Code. Contributions to the Plan are not held in trust; therefore, they may be subject to the claims of creditors in the event of bankruptcy or insolvency. When payments come due under the Plan, cash is distributed from general assets. The cost of the plan is based on actuarial computations of current and future benefits for executives, and is charged to non-interest expense in the consolidated statements of income.

Defined Contribution Supplemental Executive Retirement Plan:

The Defined Contribution Supplemental Executive Retirement Plan is provided to certain executives to motivate and retain key management employees by providing a nonqualified retirement benefit that is payable at retirement, disability, death and certain other events.

The Supplemental Executive Retirement Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees under Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974. The plan's expense is the Corporation's annual contribution plus interest credits.

STOCK-BASED COMPENSATION

2021 Equity Incentive Plan

The Corporation's 2021 Equity Incentive Plan (the "2021 Plan") is designed to align the interests of the Corporation's executives, senior managers and directors with the interests of the Corporation and its shareholders, to ensure the Corporation's compensation practices are competitive and comparable with those of its peers, and to promote the retention of select management-level employees and directors. Under the terms of the 2021 Plan, the Compensation and Personnel Committee may approve discretionary grants of restricted shares of the Corporation's common stock to or for the benefit of employees selected to participate in the 2021 Plan, the chief executive officer and members of the Board of Directors. Awards are based on the performance, responsibility and contributions of the individual and are targeted at the median of the peer group. The maximum number of shares of the Corporation's common stock that may be awarded as restricted shares related to the 2021 Plan may not exceed 170,000, upon which time the 2021 Plan will be amended, presented and approved by the Corporation's shareholders to include additional shares of the Corporation's common stock. Awards under the 2021 Plans may be vested no earlier than the first anniversary of the date on which the award is granted. Compensation expense for shares granted will be recognized over the vesting period of the award based upon average closing price of the Corporation's stock for each of the prior 30 trading days ending on the grant date.

A Directors Deferred Fee Plan, an addendum to the 2021 Plan, for non-employee directors of the Corporation or the Bank, provides that directors may elect to defer receipt of all or any part of their fees. Deferrals are either credited with interest compounded quarterly at the Applicable Federal Rate for short-term debt instruments or converted to units, which appreciate or depreciate, as would an actual share of the Corporation's common stock purchased on the deferral date. Cash deferrals will be paid into an interest bearing account and paid in cash. Units will be paid in shares of common stock. All directors' fees are charged to non-interest expenses in the consolidated statements of income. Please see Note 14 for further details.

Non-qualified Deferred Compensation Plan:

The Deferred Compensation Plan allows a select group of management and employees to defer all or a portion of their annual compensation to a future date. Eligible employees are generally highly compensated employees and are designated by the Board of Directors from time to time. Investments in the plan are recorded as equity investments and deferred amounts are an unfunded liability of the Corporation. The plan requires deferral elections be made before the beginning of the calendar year during which the participant will perform the services to which the compensation relates. Participants in the Plan are required to elect a form of distribution, either lump sum payment or annual installments not to exceed ten years, and a time of distribution, either a specified age or a specified date. The terms and conditions for the deferral of compensation are subject to the provisions of 409A of the IRS Code. The income from investments is recorded in dividend income and non-interest income in the consolidated statements of income. The cost of the plan is recorded in non-interest expenses in the consolidated statements of income.

GOODWILL AND INTANGIBLE ASSETS

Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Corporation has selected December 31 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on our balance sheet. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. The balances are reviewed for impairment on an ongoing basis or whenever events or changes in business circumstances warrant a review of the carrying value. If impairment is determined to exist, the related write-down of the intangible asset's carrying value is charged to operations. Based on these impairment reviews, the Corporation determined that goodwill and other intangible assets were not impaired at December 31, 2022.

The Corporation's intangible assets related to the purchase of the trust business of Partners Trust Bank in May of 2007, were fully amortized as of December 31, 2022.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Corporation has the ability to enter into sales of securities under agreements to repurchase. The agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The amount of the securities underlying the agreements continues to be carried in the Corporation's securities portfolio. The Corporation has agreed to repurchase securities identical to those sold. The securities underlying the agreements are under the Corporation's control.

DERIVATIVES

The Corporation utilizes interest rate swaps with commercial borrowers and third-party counterparties as well as agreements with lead banks in participation loan relationships wherein the Corporation guarantees a portion of the fair value of an interest rate swap entered into by the lead bank. These transactions are accounted for as derivatives. The Company's derivatives are entered into in connection with its asset and liability management activities and not for trading purposes.

The Company does not have any derivatives that are designated as hedges and therefore all derivatives are considered free standing and are recorded at fair value as derivative assets or liabilities on the consolidated balance sheets, with changes in fair value recognized in the consolidated statements of income as non-interest income.

Premiums received when entering into derivative contracts are recognized as part of the fair value of the derivative asset or liability and are carried at fair value with any gain/loss at inception and any changes in fair value reflected in income.

The Corporation does not typically require its commercial customers to post cash or securities as collateral on its program of back-to-back interest rate swap program. The Corporation may need to post collateral, either cash or certain qualified securities, in proportion to potential increases in unrealized loss positions.

OTHER FINANCIAL INSTRUMENTS

The Corporation is a party to certain other financial instruments with off-balance sheet risk such as unused portions of lines of credit and commitments to fund new loans. The Corporation's policy is to record such instruments when funded.

ADVERTISING COSTS

Costs for advertising products and services or for promoting our corporate image are expensed as incurred.

EARNINGS PER COMMON SHARE

Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. Issuable shares including those related to directors' restricted stock units are considered outstanding and are included in the computation of basic earnings per share. All outstanding unvested share based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Restricted stock awards are grants of participating securities. The impact of the participating securities on earnings per share is not material. Earnings per share information is adjusted to present comparative results for stock splits and stock dividends that occur.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in the funded status of the Corporation's defined benefit pension plan and other benefit plans, net of the related tax effect, which are also recognized as separate components of equity.

SEGMENT REPORTING

The Corporation has identified separate operating segments and internal financial information is primarily reported and aggregated in two lines of business, banking and wealth management services.

RECLASSIFICATION

Amounts in the prior years' consolidated financial statements are reclassified whenever necessary to conform to the current year's presentation. Reclassification adjustments had no impact on prior year net income or shareholders' equity.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The objective of the ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The ASU supersedes current GAAP by replacing the incurred loss impairment method with a methodology that reflects lifetime expected credit losses and requires the consideration of a broader range of reasonable and supportable information to form credit loss estimates. In November 2019, the FASB adopted an amendment to postpone the effective date of ASU 2016-13 to January 2023 for certain entities, including certain Securities and Exchange Commission filers, public business entities, and private companies. As a smaller reporting company, the Corporation is eligible for and elected delayed adoption. The Corporation has since contracted a vendor and developed a methodology under the guidance of management and complying with the requirements of the ASU. Updated policies and internal controls have been established accordingly. Additionally the Corporation has contracted an independent third party to validate the finalized model.

The basis for the quantitative component of the estimation of expected credit losses is the historical loss experience amongst a curated group of peers. The Corporation utilized regression analyses of peer data, of which the Corporation was included, and where observed credit losses and selected economic factors were utilized to determine suitable loss drivers for modeling the lifetime rates of probability of default (PD). A loss given default rate (LGD) was assigned to each pool for each period based on the outcome. The chosen model utilizes a discounted cash flow (DCF) analysis for all loan portfolio segments as its foundation. Portfolio segments are the level at which loss assumptions are applied to a pool of loans based on the similarity of risk characteristics inherent in the included instruments, relying on FFIEC Call Report codes. The DCF analysis is run at the instrument-level and incorporates an array of loan-specific data points and segment-implied assumptions to determine the lifetime expected loss attributable to each instrument. The loss driver for each loan portfolio segment is derived from a readily available and reasonable economic forecast, which is applied over a four-quarter period, and incorporates an eight-quarter straight-line reversion to the historical mean value of the forecast for all periods beyond the forecast period.

The selected model incorporates qualitative factors in order to appropriately adjust for risk in a given portfolio segment that may not be fully captured through quantitative analysis. Determinations regarding qualitative adjustments are made established by management's expectation of loss conditions differing from those already captured in the quantitative component of the model.

The Corporation expects to recognize a one-time cumulative-effect adjustment to retained earnings upon adoption of CECL, effective January 1, 2023, in order to bring our allowance for credit losses (ACL) into conformity with the ASU, consistent with regulatory expectations set forth in interagency guidance. The Corporation estimates that under the ACL framework, the allowance for credit losses will remain flat or increase by up to $2.0 million, or $1.4 million, after tax, when compared to the amount being carried on the consolidated balance sheet at December 31, 2022. The Corporation expects the impact of the creation of an allowance for unfunded commitments to be an increase of up to an additional $1.2 million, or $0.9 million, after tax, and no adjustment related to the securities portfolio. The Corporation is in the finalizing the assumptions built into its model, as well as the related internal controls thereon.

This increase encompasses loans that the Corporation currently evaluates for impairment on an individual basis, loans evaluated collectively by pooled segment, and unfunded commitments made by the Corporation not currently carried on the balance sheet. Based on the composition and quality of the Corporation's debt securities portfolio, management has determined there to be a zero loss estimate on securities that are backed by U.S. governmental agencies.

In March 2022, the FASB issued ASU 2022-02, which eliminates creditor accounting guidance for TDRs for entities that have adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) and enhances Vintage Disclosures of Gross Writeoffs. This ASU eliminates Subtopic 310-40 guidance for TDRs, and requires creditors to apply the loan refinancing and restructuring guidance in Subtopic 310-20 when evaluating modifications granted to borrowers experiencing financial difficulty to determine whether the modification is considered a continuation of an existing loan or a new loan. The vintage disclosure component of the ASU requires entities to disclose current-period gross writeoffs by origination year for financing receivables and investment leases within the scope of Subtopic 326-20. The Corporation will adopt ASU 2022-02 concurrently with the adoption of ASU 2016-13.

RISKS AND UNCERTAINTIES

Current Banking Environment

Industry events transpiring prior to the Corporation's filing date, including the failures of Silicon Valley Bank (SVB) headquartered in Santa Clara, California and Signature Bank headquartered in New York, New York in March 2023, have led to uncertainty and concerns regarding the liquidity positions of the banking sector. SVB was placed into receivership on March 10, 2023, marking the second largest bank failure in U.S. history. Signature Bank was placed into receivership on March 12, 2023, marking the third largest bank failure in U.S. history. Both banks appear to have had high ratios of uninsured deposits to total deposits, when compared to industry average. These failures underscore the importance of maintaining access to diverse sources of funding.

Market conditions and external factors may unpredictably impact the competitive landscape for deposits in the banking industry. Additionally, the rising interest rate environment has increased competition for liquidity and the premium at which liquidity is available to meet funding needs. The Corporation believes the sources of liquidity presented in the Audited Consolidated Financial Statements and the Notes to the Audited Consolidated Financial Statements are sufficient to meet its needs on the balance sheet date.

An unexpected influx of withdrawals of deposits could adversely impact the Corporation's ability to rely on organic deposits to primarily fund its operations, potentially requiring greater reliance on secondary sources of liquidity to meet withdrawal demands or to fund continuing operations. These sources may include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, federal funds lines of credit from correspondent banks, and out-of-market time deposits. Important Accounting Policy ramifications of such events are outlined in the previous sections of Note 1, and subsequently in the relevant Notes to the Consolidated Financial Statements.

In response to these events, the Treasury Department, Federal Reserve, and FDIC jointly announced the Bank Term Funding Program (BTFP) on March 12, 2023. This program aims to enhance liquidity by allowing institutions to pledge certain securities at the par value of the securities, and at a borrowing rate of ten basis points over the one-year overnight index swap rate. The BTFP is available to eligible U.S. federally insured depository institutions, with advances having a term of up to one year and no prepayment penalties. As of the date of the release of the Audited Consolidated Financial Statements, the Corporation has not accessed the BTFP.

Such reliance on secondary funding sources could increase the Corporation's overall cost of funding and thereby reduce net income. While the Corporation believes its current sources of liquidity are adequate to fund operations, there is no guarantee they will suffice to meet future liquidity demands. This may necessitate slowing or discontinuing loan growth, capital expenditures, or other investments, or liquidating assets.

For further discussion of the Corporation's liquidity practices, see pages 60-62 of this Form 10-K.

(2) RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

Generally, the Corporation is required to maintain balances with the Federal Reserve Bank of New York based upon outstanding balances of deposit transaction accounts. However, as of March 15, 2020, the Federal Reserve Board reduced reserve requirement ratios to zero percent, effective March 26, 2020. Therefore, at December 31, 2022 and 2021, there were no reserve requirements with the Federal Reserve Bank of New York.

The Corporation maintains a pre-funded settlement account with a financial institution in the amount of $1.6 million for electronic funds transaction settlement purposes at December 31, 2022 and 2021.

The Corporation also maintains a collateral restricted account with a financial institution related to the Corporation's interest rate swap program. The account serves as collateral in the event of default on the interest rate swaps with the counterparties. No collateral was held at the financial institution as of December 31, 2022, and $7.6 million collateral was held at the financial institution as of December 31, 2021.

(3) SECURITIES

Amortized cost and estimated fair value of securities available for sale at December 31, 2022 and 2021 are as follows (in thousands):

	2022		2021	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
U.S. treasury notes and bonds	$ 61,800	$ 55,574	$ 61,084	$ 60,431
Mortgage-backed securities, residential	$ 518,838	$ 435,131	$ 582,060	$ 577,361
Obligations of states and political subdivisions	39,828	38,892	40,299	42,303
Corporate bonds and notes	25,750	21,970	22,750	22,848
SBA loan pools	82,982	81,022	89,216	89,083
Total	$ 729,198	$ 632,589	$ 795,409	$ 792,026

Gross unrealized gains and losses on securities available for sale at December 31, 2022 and 2021, were as follows (in thousands):

	2022		2021	
	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses
U.S. treasury notes and bonds	$ —	$ 6,225	$ 27	$ 680
Mortgage-backed securities, residential	$ —	$ 83,707	$ 4,032	$ 8,731
Obligations of states and political subdivisions	2	938	2,004	—
Corporate bonds and notes	—	3,780	180	82
SBA loan pools	155	2,116	344	477
Total	$ 157	$ 96,766	$ 6,587	$ 9,970

The amortized cost and estimated fair value of debt securities available for sale are shown below by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately (in thousands):

	December 31, 2022	
	Amortized Cost	Fair Value
Within one year	$ 2,576	$ 2,537
After one, but within five years	106,445	97,982
After five, but within ten years	17,887	15,481
After ten years	470	436
Mortgage-backed securities, residential	518,838	435,131
SBA loan pools	82,982	81,022
Total	$ 729,198	$ 632,589

Actual maturities may differ from contractual maturities above because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

There were no proceeds from sales and calls of securities resulting in gains or losses during the years ended December 31, 2022 and 2021.

Amortized cost and estimated fair value of securities held to maturity at December 31, 2022 and 2021 are as follows (in thousands):

	2022		2021	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Obligations of states and political subdivisions	$ 952	$ 952	$ 2,157	$ 2,157
Time deposits with other financial institutions	1,472	1,450	1,633	1,639
	$ 2,424	$ 2,402	$ 3,790	$ 3,796

Gross unrealized gains and losses on securities held to maturity at December 31, 2022 and 2021, were as follows (in thousands):

	2022		2021	
	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses
Time deposits with other financial institutions	$ —	$ 22	$ 6	$ —
Total	$ —	$ 22	$ 6	$ —

There were no sales of securities held to maturity in 2022 or 2021.

The contractual maturity of securities held to maturity is as follows at December 31, 2022 (in thousands):

	December 31, 2022	
	Amortized Cost	Fair Value
Within one year	$ 1,496	$ 1,493
After one, but within five years	928	909
Total	$ 2,424	$ 2,402

The following table summarizes the investment securities available for sale with unrealized losses at December 31, 2022 and December 31, 2021 by aggregated major security type and length of time in a continuous unrealized position (in thousands):

2022	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasury notes and bonds	$ 1,011	$ 30	$ 54,563	$ 6,195	$ 55,574	$ 6,225
Mortgage-backed securities, residential	79,891	7,621	355,240	76,086	435,131	83,707
Obligations of states and political subdivisions	37,847	938	—	—	37,847	938
Corporate bonds and notes	4,515	485	7,455	3,295	11,970	3,780
SBA loan pools	14,333	925	51,123	1,191	65,456	2,116
Total temporarily impaired securities	$ 137,597	$ 9,999	$ 468,381	$ 86,767	$ 605,978	$ 96,766

2021	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasury notes and bonds	$ 49,084	$ 680	$ —	$ —	$ 49,084	$ 680
Mortgage-backed securities, residential	$ 293,720	$ 4,502	$ 122,050	$ 4,229	$ 415,770	$ 8,731
Corporate bonds and notes	4,928	72	1,989	10	6,917	82
SBA loan pools	51,235	296	13,769	181	65,004	477
Total temporarily impaired securities	$ 398,967	$ 5,550	$ 137,808	$ 4,420	$ 536,775	$ 9,970

Other-Than-Temporary-Impairment

As of December 31, 2022, the majority of the Corporation's unrealized losses in the investment securities portfolio related to mortgage-backed securities. At December 31, 2022, the unrealized losses related to mortgage-backed were securities issued by U.S. government sponsored entities, Fannie Mae and Freddie Mac. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Corporation does not have the intent to sell these securities and it is not likely that it will be required to sell these securities before their anticipated recovery, the Corporation does not consider these securities to be other-than-temporarily impaired at December 31, 2022.

Pledged Securities

The fair value of securities pledged to secure public funds on deposit or for other purposes as required by law was $213.8 million at December 31, 2022 and $242.9 million at December 31, 2021.

Concentrations

There are no securities of a single issuer (other than securities of U.S. Government sponsored enterprises) that exceed 10% of shareholders' equity at December 31, 2022 or 2021.

Equity Method Investments

Prior to December 31, 2022, the Corporation had an equity investment in Cephas Capital Partners, L.P. This small business investment company was established to provide financing to small businesses in market areas served by the Corporation, including minority-owned small businesses and those that are anticipated to create jobs for the low to moderate income levels in the targeted areas. During 2022, the Corporation received its final distribution. As of December 31, 2021, this investment totaled $0.1 million, was included in other assets, and was accounted for under the equity method of accounting.

(4)   LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the loan portfolio, net of deferred loan fees is summarized as follows (in thousands):

	December 31, 2022	December 31, 2021
Commercial and agricultural:		
Commercial and industrial	$ 252,044	$ 256,893
Agricultural	249	394
Commercial mortgages:		
Construction	108,243	82,204
Commercial mortgages	888,670	720,358
Residential mortgages	285,672	259,334
Consumer loans:		
Home equity lines and loans	81,401	70,670
Indirect consumer loans	202,124	118,569
Direct consumer loans	11,045	9,827
Total loans, net of deferred loan fees	1,829,448	1,518,249
Interest receivable on loans	6,548	4,133
Total recorded investment in loans	$ 1,835,996	$ 1,522,382

The Corporation had no residential mortgages held for sale as of December 31, 2022 and $0.4 million as of December 31, 2021, which are not included in the above table.

Residential mortgages totaling $228.4 million at December 31, 2022 and $204.2 million at December 31, 2021 were pledged under a blanket collateral agreement for the Corporation's line of credit with the FHLBNY.

As of December 31, 2022, the Corporation had outstanding PPP loan balances of $0.7 million, which are included in commercial and industrial loans in the table above. These loans require no allowance for loan losses as of December 31, 2022 since they are government guaranteed loans.

The following tables present the activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2022 and 2021, respectively (in thousands):

	December 31, 2022				
Allowance for loan losses	Commercial, and Agricultural	Commercial Mortgages	Residential Mortgages	Consumer Loans	Total
Beginning balance:	$ 3,591	$ 13,556	$ 1,803	$ 2,075	$ 21,025
Charge Offs:	(20)	(687)	(17)	(770)	(1,494)
Recoveries:	42	3	40	597	682
Net (charge offs) recoveries	22	(684)	23	(173)	(812)
Provision	(240)	(1,296)	19	963	(554)
Ending balance	$ 3,373	$ 11,576	$ 1,845	$ 2,865	$ 19,659

	December 31, 2021				
Allowance for loan losses	Commercial, and Agricultural	Commercial Mortgages	Residential Mortgages	Consumer Loans	Total
Beginning balance:	$ 4,493	$ 11,496	$ 2,079	$ 2,856	$ 20,924
Charge Offs:	(28)	(43)	(75)	(593)	(739)
Recoveries:	312	3	10	498	823
Net recoveries (charge offs)	284	(40)	(65)	(95)	84
Provision	(1,186)	2,100	(211)	(686)	17
Ending balance	$ 3,591	$ 13,556	$ 1,803	$ 2,075	$ 21,025

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2022 and December 31, 2021 (in thousands):

December 31, 2022

Allowance for loan losses	Commercial and Agricultural		Commercial Mortgages		Residential Mortgages		Consumer Loans		Total	
Ending allowance balance attributable to loans:										
Individually evaluated for impairment	$	1,078	$	38	$	—	$	31	$	1,147
Collectively evaluated for impairment		2,295		11,538		1,845		2,834		18,512
Total ending allowance balance	$	3,373	$	11,576	$	1,845	$	2,865	$	19,659

December 31, 2021

Allowance for loan losses	Commercial and Agricultural		Commercial Mortgages		Residential Mortgages		Consumer Loans		Total	
Ending allowance balance attributable to loans:										
Individually evaluated for impairment	$	1,394	$	1,571	$	—	$	65	$	3,030
Collectively evaluated for impairment		2,197		11,985		1,803		2,010		17,995
Total ending allowance balance	$	3,591	$	13,556	$	1,803	$	2,075	$	21,025

December 31, 2022

Loans:	Commercial and Agricultural		Commercial Mortgages		Residential Mortgages		Consumer Loans		Total	
Loans individually evaluated for impairment	$	2,113	$	4,384	$	760	$	265	$	7,522
Loans collectively evaluated for impairment		251,178		996,477		285,685		295,134		1,828,474
Total ending loans balance	$	253,291	$	1,000,861	$	286,445	$	295,399	$	1,835,996

December 31, 2021

Loans:	Commercial and Agricultural		Commercial Mortgages		Residential Mortgages		Consumer Loans		Total	
Loans individually evaluated for impairment	$	2,427	$	7,967	$	938	$	315	$	11,647
Loans collectively evaluated for impairment		255,586		796,858		259,029		199,262		1,510,735
Total ending loans balance	$	258,013	$	804,825	$	259,967	$	199,577	$	1,522,382

The following tables present loans individually evaluated for impairment recognized by class of loans as of December 31, 2022 and December 31, 2021, the average recorded investment and interest income recognized by class of loan as of the years ended December 31, 2022 and 2021 (in thousands):

	December 31, 2022			December 31, 2021		
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:						
Commercial and agricultural:						
Commercial and industrial	$ 1,026	$ 1,025	$ —	$ 954	$ 948	$ —
Commercial mortgages:						
Construction	5	5	—	129	130	—
Commercial mortgages	4,346	4,341	—	6,940	4,278	—
Residential mortgages	767	760	—	951	938	—
Consumer loans:						
Home equity lines and loans	154	138	—	185	169	—
With an allowance recorded:						
Commercial and agricultural:						
Commercial and industrial	1,086	1,088	1,078	5,350	1,479	1,394
Commercial mortgages:						
Commercial mortgages	38	38	38	3,550	3,559	1,571
Consumer loans:						
Home equity lines and loans	126	127	31	146	146	65
Total	$ 7,548	$ 7,522	$ 1,147	$ 18,205	$ 11,647	$ 3,030

	December 31, 2022		December 31, 2021	
	Average Recorded Investment	Interest Income Recognized (1)	Average Recorded Investment	Interest Income Recognized (1)
With no related allowance recorded:				
Commercial and agricultural:				
Commercial and industrial	$ 814	$ —	$ 1,505	$ 6
Commercial mortgages:				
Construction	71	—	159	6
Commercial mortgages	4,211	14	4,650	30
Residential mortgages	864	37	1,015	40
Consumer loans:				
Home equity lines & loans	153	—	273	7
With an allowance recorded:				
Commercial and agricultural:				
Commercial and industrial	1,453	5	1,505	8
Commercial mortgages:				
Commercial mortgages	1,258	—	2,236	49
Consumer loans:				
Home equity lines and loans	137	—	157	—
Total	$ 8,961	$ 56	$ 11,500	$ 146

(1) Cash basis interest income approximates interest income recognized.

The following table presents the recorded investment in non-accrual and loans past due 90 days or more and still accruing by class of loans as of December 31, 2022 and December 31, 2021 (in thousands):

	Non-accrual		Loans Past Due 90 Days or More and Still Accruing	
	2022	2021	2022	2021
Commercial and agricultural:				
Commercial and industrial	$ 1,946	$ 1,932	$ 1	$ 4
Commercial mortgages:				
Construction	5	34	—	—
Commercial mortgages	3,928	3,844	—	—
Residential mortgages	986	1,039	—	—
Consumer loans:				
Home equity lines and loans	760	790	—	—
Indirect consumer loans	540	462	—	—
Direct consumer loans	13	13	—	—
Total	$ 8,178	$ 8,114	$ 1	$ 4

The following tables present the aging of the recorded investment in loans as of December 31, 2022 and December 31, 2021 (in thousands):

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2022						
Commercial and agricultural:						
Commercial and industrial	$ 74	$ 3	$ 1	$ 78	$ 252,963	$ 253,041
Agricultural	—	—	—	—	250	250
Commercial mortgages:						
Construction	—	—	—	—	108,671	108,671
Commercial mortgages	1,066	—	486	1,552	890,638	892,190
Residential mortgages	1,386	715	294	2,395	284,050	286,445
Consumer loans:						
Home equity lines and loans	194	122	442	758	80,944	81,702
Indirect consumer loans	1,407	195	250	1,852	200,738	202,590
Direct consumer loans	2	19	1	22	11,085	11,107
Total	$ 4,129	$ 1,054	$ 1,474	$ 6,657	$ 1,829,339	$ 1,835,996

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2021						
Commercial and agricultural:						
Commercial and industrial	$ 413	$ 148	$ 26	$ 587	$ 257,031	$ 257,618
Agricultural	—	—	—	—	395	395
Commercial mortgages:						
Construction	—	—	—	—	82,435	82,435
Commercial mortgages	24	224	1,302	1,550	720,840	722,390
Residential mortgages	580	32	652	1,264	258,703	259,967
Consumer loans:						
Home equity lines and loans	256	69	424	749	70,105	70,854
Indirect consumer loans	1,179	424	255	1,858	116,997	118,855
Direct consumer loans	24	11	13	48	9,820	9,868
Total	$ 2,476	$ 908	$ 2,672	$ 6,056	$ 1,516,326	$ 1,522,382

Troubled Debt Restructurings:

A modification of a loan may result in classification as a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of modifications which may involve a change in the schedule of payments, a reduction in the interest rate, an extension of the maturity date, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, requesting additional collateral, releasing collateral for consideration, substituting or adding a new borrower or guarantor, a permanent reduction of the recorded investment in the loan or a permanent reduction of the interest on the loan.

As of December 31, 2022 and 2021, the Corporation has a recorded investment in TDRs of $5.4 million and $10.3 million, respectively. There were specific reserves of $0.2 million allocated for TDRs at December 31, 2022 and $1.9 million allocated at December 31, 2021. As of December 31, 2022, TDRs totaling $1.4 million were accruing interest under the modified terms and $4.0 million were on non-accrual status. As of December 31, 2021, TDRs totaling $5.6 million were accruing interest under the modified terms and $4.7 million were on non-accrual status. The Corporation has committed no additional amounts to customers with outstanding loans that are classified as TDRs as of December 31, 2022 and 2021.

During the year ended December 31, 2022 there were no loans that were modified as TDRs.

During the year ended December 31, 2021, the terms and conditions of two commercial and industrial loans and four commercial mortgage loans were modified as TDRs. The modification of the terms of all of these loans included a postponement or reduction of the scheduled amortized payments for greater than a three month period.

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ended December 31, 2021 (in thousands):

December 31, 2021	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:			
Commercial and agricultural:			
Commercial and industrial	2	$ 502	$ 502
Commercial mortgages:			
Commercial mortgages	4	6,094	6,094
Total	6	$ 6,596	$ 6,596

The TDRs described above increased the allowance for loan losses by $1.7 million and resulted in no in charge offs during the year ended December 31, 2021.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

There were no payment defaults on any loans previously modified as troubled debt restructurings during the years ended December 31, 2022 and December 31, 2021, within twelve months following the modification.

Credit Quality Indicators

The Corporation establishes a risk rating at origination for all commercial loans. The main factors considered in assigning risk ratings include, but are not limited to: historic and future debt service coverage, collateral position, operating performance, liquidity, leverage, payment history, management ability, and the customer's industry. Commercial relationship managers monitor all loans in their respective portfolios for any changes in the borrower's ability to service their debt and affirm the risk ratings for the loans at least annually.

For the retail loans, which include residential mortgages, indirect and direct consumer loans, home equity lines and loans, and credit cards, once a loan is properly approved and closed, the Corporation evaluates credit quality based upon loan repayment. Retail loans are not rated until they become 90 days past due.

The Corporation uses the risk rating system to identify criticized and classified loans. Commercial relationships within the criticized and classified risk ratings are analyzed quarterly. The Corporation uses the following definitions for criticized and classified loans (which are consistent with regulatory guidelines):

Special Mention – Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the institution's credit position as some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and paying capability of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are included in groups of homogeneous loans. Based on the analyses performed as of December 31, 2022 and 2021, the risk category of the recorded investment of loans by class of loans is as follows (in thousands):

	December 31, 2022					
	Not Rated	**Pass**	**Special Mention**	**Substandard**	**Doubtful**	**Total**
Commercial and agricultural:						
Commercial and industrial	$ —	$ 235,900	$ 13,349	$ 2,899	$ 893	$ 253,041
Agricultural	—	250	—	—	—	250
Commercial mortgages:						
Construction	—	108,488	178	5	—	108,671
Commercial mortgages	—	860,389	23,938	7,825	38	892,190
Residential mortgages	285,459		—	986	—	286,445
Consumer loans						
Home equity lines and loans	80,942	—	—	760	—	81,702
Indirect consumer loans	202,050	—	—	540	—	202,590
Direct consumer loans	11,094	—	—	13	—	11,107
Total	$ 579,545	$ 1,205,027	$ 37,465	$ 13,028	$ 931	$1,835,996

	December 31, 2021					
	Not Rated	**Pass**	**Special Mention**	**Substandard**	**Doubtful**	**Total**
Commercial and agricultural:						
Commercial and industrial	$ —	$ 250,529	$ 2,892	$ 3,108	$ 1,089	$ 257,618
Agricultural	—	395	—	—	—	395
Commercial mortgages:						
Construction	—	82,404	—	31	—	82,435
Commercial mortgages	—	672,741	31,072	17,458	1,119	722,390
Residential mortgages	258,928	—	—	1,039	—	259,967
Consumer loans						
Home equity lines and loans	70,064	—	—	790	—	70,854
Indirect consumer loans	118,393	—	—	462	—	118,855
Direct consumer loans	9,855	—	—	13	—	9,868
Total	$ 457,240	$ 1,006,069	$ 33,964	$ 22,901	$ 2,208	$1,522,382

The Corporation considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Corporation also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. Non-performing loans include non-accrual loans and non-accrual troubled debt restructurings.

The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022			
		Consumer Loans		
	Residential Mortgages	**Home Equity Lines and Loans**	**Indirect Consumer Loans**	**Other Direct Consumer Loans**
Performing	$ 285,459	$ 80,942	$ 202,050	$ 11,094
Non-Performing	986	760	540	13
Total	$ 286,445	$ 81,702	$ 202,590	$ 11,107

	December 31, 2021			
		Consumer Loans		
	Residential Mortgages	**Home Equity Lines and Loans**	**Indirect Consumer Loans**	**Other Direct Consumer Loans**
Performing	$ 258,928	$ 70,064	$ 118,393	$ 9,855
Non-Performing	1,039	790	462	13
Total	$ 259,967	$ 70,854	$ 118,855	$ 9,868

(5) PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Land	$ 4,674	$ 4,710
Buildings	40,419	40,726
Projects in progress	82	5
Equipment and furniture	36,964	37,183
Leasehold improvements	4,874	5,318
	87,013	87,942
Less accumulated depreciation and amortization	70,900	69,973
Net book value	$ 16,113	$ 17,969

Depreciation expense was $2.2 million and $2.5 million for 2022 and 2021, respectively.

Capital Leases

The Corporation leases certain buildings under capital leases. The lease arrangements require monthly payments through 2036.

The Corporation has included these capital leases in premises and equipment as follows:

	2022	2021
Buildings	$ 5,572	$ 5,572
Accumulated depreciation	(2,540)	(2,208)
Net book value	$ 3,032	$ 3,364

(6)   LEASES

Operating Leases

The Corporation leases certain branch properties under long-term, operating lease agreements. The leases expire at various dates through 2033 and generally include renewal options. As of December 31, 2022, the weighted average remaining lease term was 8.6 years with a weighted average discount rate of 3.35%. Rent expense was 1.0 million for each of the years ended December 31, 2022 and 2021, respectively. Certain leases provide for increases in future minimum annual rent payments as defined in the lease agreements. The Corporation's operating lease agreements contain both lease and non-lease components, which are generally accounted for separately. The Corporation's lease agreements do not contain any residual value guarantees. The Corporation's operating lease obligation increased $0.8 million as of December 31, 2021 due to modification agreements, the addition of a new location in Clarence, New York, and the relocation of an existing branch location in Bath, New York.

Leased branch properties at December 31, 2022 and December 31, 2021 consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Operating lease right-of-use asset	$ 7,234	$ 7,145
Less: accumulated amortization	(785)	(759)
Less: lease termination	—	(313)
Add: new lease agreement and modifications	$ —	$ 1,161
Operating lease right-of-use-assets, net	$ 6,449	$ 7,234

The following is a schedule by year of the undiscounted cash flows of the operating lease liabilities, excluding CAM charges, as of December 31, 2022 (in thousands):

Year	Amount
2023	$ 992
2024	924
2025	841
2026	845
2027	854
2028 and thereafter	3,167
Total minimum lease payments	7,623
Less: amount representing interest	(1,003)
Present value of net minimum lease payments	$ 6,620

As of December 31, 2022, the Corporation had no operating leases that were signed, but had not yet commenced.

Finance Leases

The Corporation leases certain buildings under finance leases. The lease arrangements require monthly payments through 2036. As of December 31, 2022, the weighted average remaining lease term was 10.2 years years with a weighted average discount rate of 3.39%. The Corporation has included these leases in premises and equipment as of December 31, 2022 and December 31, 2021.

The following is a schedule by year of future minimum lease payments under the capitalized lease, together with the present value of net minimum lease payments as of December 31, 2022 (in thousands):

Year		Amount
2023	$	391
2024		391
2025		409
2026		425
2027		428
2028 and thereafter		1,988
Total minimum lease payments		4,032
Less: amount representing interest		(705)
Present value of net minimum lease payments	$	3,327

As of December 31, 2022, the Corporation had no finance leases that were signed, but had not yet commenced.

(7)   GOODWILL AND INTANGIBLE ASSETS

The changes in goodwill included in the core banking segment during the years ended December 31, 2022 and 2021 were as follows (in thousands):

		2022		2021
Beginning of year	$	21,824	$	21,824
Acquired goodwill		—		—
End of year	$	21,824	$	21,824

Acquired intangible assets were as follows at December 31, 2022 and 2021 (in thousands):

	At December 31, 2022				At December 31, 2021			
	Balance Acquired		Accumulated Amortization		Balance Acquired		Accumulated Amortization	
Core deposit intangibles	$	5,975	$	5,974	$	5,975	$	5,974
Other customer relationship intangibles		5,633		5,634		5,633		5,619
Total	$	11,608	$	11,608	$	11,608	$	11,593

Aggregate amortization expense was $15 thousand and $0.2 million for 2022 and 2021, respectively. There is no remaining estimated aggregate amortization expense at December 31, 2022.

(8) **DEPOSITS**

A summary of deposits at December 31, 2022 and 2021 is as follows (in thousands):

	2022	2021
Non-interest-bearing demand deposits	$ 733,329	$ 739,607
Interest-bearing demand deposits	271,645	284,721
Money market accounts	640,840	654,553
Savings deposits	279,029	280,195
Certificates of deposits $250,000 or less	272,182	141,990
Certificates of deposits greater than $250,000	31,547	27,974
One-way brokered deposits [1]	73,452	—
Other time deposits [2]	25,203	26,393
Total	$ 2,327,227	$ 2,155,433

---

[1] Brokered deposits which are individually $250,000 and under.
[2] Includes Individual Retirement Accounts and Christmas Club Accounts.

Total customer deposits include reciprocal balances from checking, money market deposits and CDs received from participating banks in nationwide deposit networks as a result of our customers electing to participate in Corporate offered ICS/CDARS programs allowing enhanced FDIC insurance protection. In general, the equivalent of the customers' original deposited funds comes back to the Corporation and are carried within the time deposits category.

Scheduled maturities of time deposits at December 31, 2022, are summarized as follows (in thousands):

Year	Maturities
2023 [1]	303,719
2024	75,324
2025	10,702
2026	5,998
2027	2,784
2028	3,857
Total	$ 402,384

---

[1] $73.5 million of 2023 maturities represent brokered deposits.

Time deposits that meet or exceed the FDIC Insurance limit of $250 thousand at December 31, 2022 and 2021 were $36.4 million and $28.8 million, respectively.

(9)   FEDERAL HOME LOAN BANK TERM ADVANCES AND OVERNIGHT ADVANCES

FHLBNY overnight advances totaled $95.8 million and $14.6 million as of December 31, 2022 and 2021, respectively. The Corporation held no fixed rate term advances as of December 31, 2022 and 2021, respectively.

The following is a summary of FHLBNY overnight advances as of December 31, 2022 and 2021. The carrying amount includes the advance balance plus purchase accounting adjustments that are amortized over the term of the advance (in thousands):

2022				2021		
Amount	**Rate**	**Maturity Date**		**Amount**	**Rate**	**Maturity Date**
$ 95,810	4.61 %	January 3, 2023		$ 14,570	0.34 %	January 3, 2022

The Bank has pledged $228.4 million and $204.2 million of first mortgage loans under a blanket lien arrangement at December 31, 2022 and 2021, respectively, as collateral for future borrowings. Based on this collateral and additional securities held, the Bank's unused borrowing capacity at the FHLBNY was $99.8 million at December 31, 2022.

(10)   REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Corporation's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. The following tables present the Corporation's non-interest income by revenue stream and reportable segment for the years ended December 31, 2022 and 2021 (in thousands). Items outside the scope of ASC 606 are noted as such.

	Year ended December 31, 2022			
Revenue by Operating Segment:	**Core Banking**	**WMG**	**Holding Company, CFS, and CRM[b]**	**Total**
Non-interest income				
Service charges on deposit accounts				
Overdraft fees	3,084	—	—	3,084
Other	704	—	—	704
Interchange revenue from debit card transactions	4,603	—	—	4,603
WMG fee income	—	10,280	—	10,280
CFS fee and commission income	—	—	1,079	1,079
Net gains (losses) on sales of OREO	60	—	—	60
Net gains on sales of loans[a]	107	—	—	107
Loan servicing fees[a]	153	—	—	153
Change in fair value of equity securities[a]	(353)	—	4	(349)
Income from bank-owned life insurance[a]	46	—	—	46
Other[a]	1,821	—	(152)	1,669
Total non-interest income	$ 10,225	$ 10,280	$ 931	$ 21,436

(a) Not within scope of ASC 606.
(b) The Holding Company, CFS, and CRM column above includes amounts to eliminate transactions between segments.

| | Year ended December 31, 2021 | | | |
Revenue by Operating Segment:	Core Banking	WMG	Holding Company, CFS, and CRM[b]	Total
Non-interest income				
Service charges on deposit accounts				
Overdraft fees	$ 2,266	$ —	$ —	$ 2,266
Other	948	—	—	948
Interchange revenue from debit card transactions	4,844	—	—	4,844
WMG fee income	—	11,072	—	11,072
CFS fee and commission income	—	—	1,043	1,043
Net gains (losses) on sales of OREO	(16)	—	—	(16)
Net gains on sales of loans[a]	1,073	—	—	1,073
Loan servicing fees[a]	148	—	—	148
Change in fair value of equity securities[a]	161	—	85	246
Income from bank-owned life insurance[a]	52	—	—	52
Other[a]	2,264	—	(70)	2,194
Total non-interest income	$ 11,740	$ 11,072	$ 1,058	$ 23,870

(a) Not within scope of ASC 606.
(b) The Holding Company, CFS, and CRM column above includes amounts to eliminate transactions between segments.

A description of the Corporation's revenue streams accounted for under ASC 606 follows:

Service Charges on Deposit Accounts: The Corporation earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which included services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Corporation fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are recognized at the time the maintenance occurs. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Interchange Income from Debit Card Transactions: The Corporation earns interchange fees from debit cardholder transactions conducted through the Mastercard payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to cardholder.

WMG Fee Income (Gross): The Corporation earns wealth management fees from its contracts with trust customers to manage assets for investment, and/or to conduct transactions on their accounts. These fees are primarily earned over time as the Corporation provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at quarter-end.

CFS Fee and Commission Income (Net): The Corporation earns fees from investment brokerage services provided to its customers by a third-party service provider. The Corporation receives commissions from the third-party service provider on a monthly basis based upon customer activity for the month. The Corporation (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers. Investment brokerage fees are presented net of related costs. The Corporation also earns fees from tax services provided to its customers.

Net Gains/Losses on Sales of OREO: The Corporation records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Corporation finances the sale of OREO to the buyer, the Corporation assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Corporation adjusts the transaction price and related gain (loss) on sale if a significant financing component is present.

(11) DERIVATIVES

As part of the Corporation's product offerings, the Corporation acts as an interest rate swap counterparty for certain commercial borrowers in the normal course of servicing our customers. The interest rate swap agreements are free-standing derivatives and are recorded at fair value in the Corporation's consolidated balance sheets. The Corporation manages its exposure to such interest rate swaps by entering into corresponding and offsetting interest rate swaps with third parties that mirror the terms of the interest rate swaps it has with the commercial borrowers. These positions directly offset each other and the Corporation's exposure is the fair value of the derivatives due to potential changes in credit risk of our commercial borrowers and third parties. The Corporation also enters into risk participation agreements with dealer banks on commercial loans in which it participates. The Corporation receives an upfront fee for participating in the credit exposure of the interest rate swap associated with the commercial loan in which it is a participant and the fee received is recognized immediately in other non-interest income. The Corporation is exposed to its share of the credit loss equal to the fair value of the interest rate swap in the event of nonperformance by the counterparty of the interest rate swap. The Corporation determines the fair value of the credit loss exposure using an estimated credit default rate based on the historical performance of similar assets.

The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements. At December 31, 2022, the Corporation held derivatives not designated as hedging instruments with a total notional amount of $545.0 million. Derivatives not designated as hedging instruments included back-to-back interest rate swaps of $531.2 million, consisting of $265.6 million of interest rate swaps with commercial borrowers and an additional $265.6 million of offsetting interest rate swaps with third-party counter-parties on substantially the same terms, and risk participation agreements with dealer banks of $13.8 million. Free-standing derivatives are not designated as hedges for accounting purposes and are therefore recorded at fair value with changes in fair value recorded in other non-interest income.

The following table presents information regarding our derivative financial instruments, at December 31:

2022	Number of Instruments	Notional Amount	Weighted Average Maturity (in years)	Weighted Average Interest Rate Received	Weighted Average Contract Pay Rate	Fair Value
Derivatives not designated as hedging instruments:						
Interest rate swap agreements on loans with commercial loan customers	42	$ 265,619	7.1	3.94 %	6.35 %	$ (27,141)
Interest rate swap agreements with third-party counter-parties	42	265,619	7.1	6.35 %	3.94 %	27,196
Risk participation agreements	3	13,764	9.6			—
Total	87	$ 545,002				$ 55

2021	Number of Instruments	Notional Amount	Weighted Average Maturity (in years)	Weighted Average Interest Rate Received	Weighted Average Contract Pay Rate	Fair Value
Derivatives not designated as hedging instruments:						
Interest rate swap agreements on loans with commercial loan customers	35	$ 235,730	7.7	3.83 %	2.14 %	$ (9,711)
Interest rate swap agreements with third-party counter-parties	35	235,730	7.7	2.14 %	3.83 %	9,498
Risk participation agreements	4	18,552	2.2			(15)
	74	$ 490,012				$ (228)

There was no off-balance sheet exposure for the risk participation agreements as of December 31, 2022, and $0.5 million for December 31, 2021.

Amounts included in the Consolidated Statements of Income related to derivatives not designated as hedging were as follows:

	Years Ended December 31,	
	2022	2021
Derivatives not designated as hedging instruments:		
Interest rate swap agreements with commercial loan customers:		
Unrealized (loss) recognized in non-interest income	$ (17,430)	$ 5,313
Interest rate swap agreements with third-party counter-parties:		
Unrealized gain recognized in non-interest income	17,698	(5,204)
Risk participation agreements:		
Unrealized gain (loss) recognized in non-interest income	15	20
Unrealized gain (loss) recognized in non-interest income	$ 283	$ 129

(12) INCOME TAXES

For the years ended December 31, 2022 and 2021, income tax expense attributable to income from operations consisted of the following (in thousands):

	2022	2021
Current expense:		
Federal	$ 5,501	$ 5,732
State	883	1,033
Total current	6,384	6,765
Deferred expense/(benefit):		
Federal	1,365	527
State	357	43
Total deferred	1,722	570
Income tax expense	$ 8,106	$ 7,335

Income tax expense differed from the amounts computed by applying the U.S. Federal statutory income tax rate to income before income tax expense as follows (in thousands):

	2022	2021
Statutory federal tax rate	21 %	21 %
Tax computed at statutory rate	$ 7,747	$ 7,090
Increase (reduction) resulting from:		
Tax-exempt income	(434)	(380)
831(b) premium adjustment	(309)	(291)
Dividend exclusion	(7)	(8)
State taxes, net of Federal impact	988	803
Nondeductible interest expense	8	4
Other items, net	113	117
Income tax expense	$ 8,106	$ 7,335
Effective tax rate	22.0 %	21.7 %

The higher tax expense in 2022 when compared to 2021 can be attributed to an increase in pretax income.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021, are presented below (in thousands):

	2022	2021
Deferred tax assets:		
Allowance for loan losses	$ 5,147	$ 5,546
Depreciation	1,133	979
Deferred compensation and directors' fees	1,128	1,130
Operating lease liabilities	1,688	1,976
Purchase accounting adjustment – fixed assets	153	153
Net unrealized losses on securities available for sale	25,310	886
Defined benefit pension and other benefit plans	1,320	1,347
Nonaccrued interest	415	473
Accrued expense	117	139
Other items, net	112	127
Total gross deferred tax assets	36,523	12,756
Deferred tax liabilities:		
Deferred loan fees and costs	1,358	355
Prepaid pension	4,055	3,715
Discount accretion	108	78
Core deposit intangible	1,733	1,556
REIT dividend	561	608
Operating lease right-of-use assets	1,688	1,976
Accrual for employee benefit plans	5	3
Other	219	344
Total gross deferred tax liabilities	9,727	8,635
Net deferred tax asset	$ 26,796	$ 4,121

Realization of deferred tax assets is dependent upon the generation of future taxable income. A valuation allowance is recognized when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax assets, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

As of December 31, 2022 and 2021, the Corporation did not have any unrecognized tax benefits.

The Corporation accounts for interest and penalties related to uncertain tax positions as part of its provision for Federal and State income taxes. As of December 31, 2022 and 2021, the Corporation did not accrue any interest or penalties related to its uncertain tax positions.

The Corporation is not currently subject to examinations by Federal taxing authorities for the years prior to 2019 and for New York State taxing authorities for the year prior to 2019. New York State taxing authorities recently completed audits of the Corporation for the years 2018, 2019, and 2020. There were no adjustments as a result of the New York State audits.

(13)   PENSION PLAN AND OTHER BENEFIT PLANS

Pension Plan

The Corporation has a noncontributory defined benefit pension plan covering a majority of employees. The plan's defined benefit formula generally based payments to retired employees upon their length of service multiplied by a percentage of the average monthly pay over the last five years of employment.

New employees hired on or after the July 10, 2010 were not eligible to participate in the plan, however, existing participants at that time continued to accrue benefits. On October 20, 2016, the Corporation amended its noncontributory defined benefit pension plan ("pension plan") to freeze future retirement benefits after December 31, 2016. Beginning on January 1, 2017, both the pay-based and service-based component of the formula used to determine retirement benefits in the pension plan were frozen so that participants will no longer earn further retirement benefits.

The Corporation uses a December 31 measurement date for its pension plan.

The following table presents (1) changes in the plan's projected benefit obligation and plan assets, and (2) the plan's funded status at December 31, 2022 and 2021 (in thousands):

Change in projected benefit obligation:		2022		2021
Benefit obligation at beginning of year	$	40,404	$	42,781
Service cost		—		—
Interest cost		1,130		1,084
Actuarial (gain) loss		(8,856)		(1,300)
Curtailments		—		—
Settlements		—		—
Benefits paid		(2,172)		(2,161)
Benefit obligation at end of year	$	30,506	$	40,404

Change in plan assets:		2022		2021
Fair value of plan assets at beginning of year	$	52,987	$	50,134
Actual return on plan assets		(6,159)		5,014
Employer contributions		—		—
Settlements		—		—
Benefits paid		(2,172)		(2,161)
Fair value of plan assets at end of year	$	44,656	$	52,987
Funded status	$	14,150	$	12,583

Amount recognized in accumulated other comprehensive income (loss) at December 31, 2022 and 2021 consist of the following (in thousands):

		2022		2021
Net actuarial loss	$	4,988	$	4,833
Prior service cost		—		—
Total before tax effects	$	4,988	$	4,833

The accumulated benefit obligation at December 31, 2022 and 2021 was $30.5 million and $40.4 million, respectively.

Actuarial losses in the Projected Benefit Obligation (PBO) in 2022 were primarily the result of the increase in discount rate. The increase in discount rate caused the PBO to decrease by $9.2 million. The update in mortality table caused the PBO to increase by $0.2 million. Other sources of gain/loss such as plan experience, updated census data and minor adjustments to actuarial assumptions generated a combined loss of less than 1% of expected year end obligations.

The principal actuarial assumptions used in determining the projected benefit obligation as of December 31, 2022 and 2021 were as follows:

	2022	2021
Discount rate	5.42 %	2.87 %
Assumed rate of future compensation increase	N/A	N/A
Weighted-average interest crediting rate	N/A	N/A

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss) in 2022 and 2021 consist of the following (in thousands):

Net periodic benefit cost	2022	2021
Service cost, benefits earned during the year	$ —	$ —
Interest cost on projected benefit obligation	1,130	1,084
Expected return on plan assets	(2,851)	(2,696)
Amortization of net loss		151
Amortization of prior service cost	—	—
Recognized (gain) loss due to settlements	—	—
Net periodic cost (benefit)	$ (1,721)	$ (1,461)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):	2022	2021
Net actuarial (gain) loss	$ 154	$ (3,618)
Recognized loss	—	(151)
Amortization of prior service cost	—	—
Total recognized in other comprehensive income (loss) (before tax effect)	$ 154	$ (3,769)
Total recognized in net (benefit) cost and other comprehensive income (loss) (before tax effect)	$ (1,567)	$ (5,230)

During 2022, the plan's total unrecognized net loss increased by $0.2 million. The variance between the actual and expected return on plan assets during 2022 increased the total unrecognized net loss by $9.0 million. Because the total unrecognized net gain or loss in the plan exceeds 10% of the projected benefit obligation or 10% of the plan assets, the excess will be amortized over the average future working lifetime of the plan participants. As of January 1, 2022, the average expected future working lifetime active plan participants was 22.55 years. Actual results for 2023 will depend on the 2023 actuarial valuation of the plan.

The principal actuarial assumptions used in determining the net periodic benefit cost for the years ended December 31, 2022, 2021 were as follows:

	2022	2021
Discount rate	2.87 %	2.61 %
Expected return on assets	5.50 %	5.50 %
Assumed rate of future compensation increase	N/A	N/A
Weighted-average interest crediting rate	N/A	N/A

The Corporation changes important assumptions whenever changing conditions warrant. At December 31, 2022 the Corporation used IRS Static 2023 Mortality Table with Mortality Improvement Scale MP-2021 as a basis for the Plan's valuation. At December 31, 2021, the Corporation used IRS Static 2022 Mortality Table with Mortality Improvement Scale MP-2020 as a basis for the Plan's valuation. The discount rate is evaluated at least annually and the expected long-term return on plan assets will typically be revised every three to five years, or as conditions warrant.

The Corporation's overall investment strategy is to achieve a mix of investments for long-term growth and for near-term benefit payments with a wide diversification of asset types. The target allocations for plan assets are shown in the table below. Equity securities primarily include investments in common or preferred shares of both U.S. and international companies. Debt securities include U.S. Treasury and Government bonds as well as U.S. Corporate bonds. Other investments may consist of mutual funds, money market funds and cash & cash equivalents. While no significant changes in the asset allocations are expected during 2023, the Corporation may make changes at any time.

The expected return on plan assets was determined based on a CAPM using historical and expected future returns of the various asset classes, reflecting the target allocations described below.

Asset Class	Target Allocation 2022	Percentage of Plan Assets at December 31,		Expected Long-Term Rate of Return
		2022	**2021**	
Large cap domestic equities	30% - 60%	39 %	42 %	9.3 %
Mid-cap domestic equities	0% - 8%	2 %	— %	9.7 %
Small-cap domestic equities	0% - 6%	1 %	5 %	8.2 %
International equities	0% - 8%	3 %	4 %	9.4 %
Intermediate fixed income	33% - 63%	43 %	45 %	2.9 %
Alternative assets	0% - 15%	— %	— %	— %
Cash	0% - 20%	12 %	4 %	0.9 %
Total		100 %	100 %	

The investment policy of the plan is to provide for long-term growth of principal and income without undue exposure to risk. The focus is on long-term capital appreciation and income generation. The Corporation maintains an IPS that guides the investment allocation in the plan. The IPS describes the target asset allocation positions as shown in the table above.

The Corporation has appointed an Employee Pension and Profit Sharing Committee to manage the general philosophy, objectives and process of the plan. The Employee Pension and Profit Sharing Committee meets with the Investment Manager periodically to review the plan's performance and to ensure that the current investment allocation is within the guidelines set forth in the IPS. Only the Employee Pension and Profit Sharing Committee, in consultation with the Investment Manager, can make adjustments to maintain target ranges and for any permanent changes to the IPS. Quarterly, the Board of Directors' Trust and Employee Benefits Committee reviews the performance of the plan with the Investment Manager.

As of December 31, 2022 and 2021, the Corporation's pension plan did not hold any direct investment in the Corporation's common stock.

The Corporation used the following methods and significant assumptions to estimate the fair value of each type of financial instrument held by the pension plan:

Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The fair value hierarchy described below requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Discounted cash flows are calculated using spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

The fair value of the plan assets at December 31, 2022 and 2021, by asset class are as follows (in thousands):

| Plan Assets | Carrying Value | Fair Value Measurement atDecember 31, 2022 Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 5,374	$ 5,374	$ —	$ —
Equity securities:				
U.S. companies	17,526	17,526	—	—
Mutual funds	19,619	19,619	—	—
Debt securities:				
U.S. Treasuries/Government bonds	1,891	1,891	—	—
U.S. Corporate bonds	246	246	—	—
Total plan assets	$ 44,656	$ 44,656	$ —	$ —

| Plan Assets | Carrying Value | Fair Value Measurement atDecember 31, 2021 Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 2,270	$ 2,270	$ —	$ —
Equity securities:				
U.S. companies	21,927	21,927	—	—
Mutual funds	26,345	26,345	—	—
Debt securities:				
U.S. Treasuries/Government bonds	2,181	2,181	—	—
U.S. Corporate bonds	264	264	—	—
Total plan assets	$ 52,987	$ 52,987	$ —	$ —

The following table presents the estimated benefit payments for each of the next five years and the aggregate amount expected to be paid in years six through ten for the pension plan (in thousands):

Calendar Year	Future Expected Benefit Payments
2023	$ 2,357
2024	$ 2,363
2025	$ 2,346
2026	$ 2,352
2027	$ 2,339
2028-2032	$ 11,339

The Corporation does not expect to contribute to the plan during 2023. Funding requirements for subsequent years are uncertain and will significantly depend on changes in assumptions used to calculate plan funding levels, the actual return on plan assets, changes in the employee groups covered by the plan, and any legislative or regulatory changes affecting plan funding requirements. For tax planning, financial planning, cash flow management or cost reduction purposes the Corporation may increase, accelerate, decrease or delay contributions to the plan to the extent permitted by law.

Defined Contribution Profit Sharing, Savings and Investment Plan

On October 20, 2016, the Bank amended its defined contribution profit sharing, savings, and investment plan for all active participants to supersede the current contribution formula used by the Plan, which included eliminating the 1000 hours of service requirement to participate in employer contributions. Beginning on January 1, 2017, the Bank began contributing a non-discretionary 3% of gross annual wages for each participant, regardless of the participant's deferral, and eliminated discretionary contributions for participants hired prior to July 1, 2010. Additionally, beginning January 1, 2017 the Bank began contributing a 50% match up to 6% of gross annual wages.

Expense related to both plans totaled $1.4 million and $1.3 million for the years ended December 31, 2022 and 2021, respectively. The plan's assets at December 31, 2022 and 2021 include 121,847 and 118,081 shares, respectively, of Chemung Financial Corporation common stock, as well as other common and preferred stocks, U.S. Government securities, corporate bonds and notes, and mutual funds.

Defined Benefit Health Care Plan

On October 20, 2016, the Corporation amended its defined benefit health care plan to not allow any new retirees into the plan, effective January 1, 2017. The effects of this freeze are reflected in the defined benefit health care plan disclosures as of December 31, 2017.

The Corporation uses a December 31 measurement date for its defined benefit health care plan.

The following table presents (1) changes in the plan's accumulated postretirement benefit obligation and (2) the plan's funded status at December 31, 2022 and 2021 (in thousands):

Changes in accumulated postretirement benefit obligation:	2022	2021
Accumulated postretirement benefit obligation - beginning of year	$ 194	$ 249
Service cost	—	—
Interest cost	3	6
Participant contributions	18	20
Amendments	—	—
Actuarial (gain) loss	(71)	(37)
Benefits paid	(49)	(44)
Accumulated postretirement benefit obligation at end of year	$ 95	$ 194
Change in plan assets:	**2022**	**2021**
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	31	24
Plan participants' contributions	18	20
Benefits paid	(49)	(44)
Fair value of plan assets at end of year	$ —	$ —
Unfunded status	$ (95)	$ (194)

Amount recognized in accumulated other comprehensive income (loss) at December 31, 2022 and 2021 consist of the following (in thousands):

	2022	2021
Net actuarial loss	$ 118	$ 208
Prior service credit	—	—
Total before tax effects	$ 118	$ 208

Weighted-average assumption for disclosure as of December 31:	2022	2021
Discount rate	5.42%	2.87%
Assumed rate of future compensation increase	N/A	N/A
Health care cost trend: Initial (Pre-65/Post 65)	7.50% / 6.50%	6.95% / 5.45%
Health care cost trend: Ultimate (Pre-65/Post 65)	4.75% / 4.75%	4.75% / 4.75%
Year ultimate cost trend reached	2032 / 2030	2027

The components of net periodic postretirement benefit cost for the years ended December 31, 2022 and 2021 are as follows (in thousands):

Net periodic cost (benefit)	2022	2021
Service cost	$ —	$ —
Interest cost	3	6
Expected return on plan assets	—	—
Amortization of prior service benefit		(220)
Recognized actuarial loss	18	42
Recognized prior service benefit due to curtailments	—	—
Net periodic postretirement cost (benefit)	$ 21	$ (172)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):	2022	2021
Net actuarial (gain) loss	$ (71)	$ (37)
Recognized actuarial loss	(18)	(42)
Prior service credit	—	—
Amortization of prior service benefit	—	220
Total recognized in other comprehensive income (loss)(before tax effect)	$ (89)	$ 141
Total recognized in net benefit cost and other comprehensive income (loss) (before tax effect)	$ (68)	$ (31)

Actuarial gain for 2022 is primarily the net impact of an increase in discount rate, which decreased the Accumulated Postretirement Benefit Obligation (APBO) by $12 thousand, the updating of health care trend rates (HCTR), which increased the APBO by $4 thousand, and claims and data experience, which (combined) decreased the APBO by $64 thousand. During 2022 the plan's total unrecognized net loss decreased by $90 thousand. Because the total unrecognized net gain or loss in the plan exceeds 10% of the accumulated postretirement benefit obligation, the excess will be amortized over the average future life expectancy of all plan participants. As of January 1, 2022, the average future life expectancy of all plan participants was 7.0 years. Previous to the plan freeze as of December 31, 2016, the amortization period was based upon average future working lifetime of active employees. Actual results for 2023 will depend on the 2023 actuarial valuation of the plan.

The change in unrecognized gain/loss is one measure of the degree to which important assumptions have coincided with actual experience. During 2022, the unrecognized net loss decreased by 46% of the December 31, 2021 accumulated postretirement benefit obligation. The Corporation changes important assumptions whenever changing conditions warrant. The discount rate and per capita costs are typically changed at least annually. Other material assumptions include rates of participant mortality and rates of increase in medical costs.

Weighted-average assumptions for net periodic cost as of December 31:	2022	2021
Discount rate	2.87%	2.61%
Expected return on plan assets	N/A	N/A
Assumed rate of future compensation increase	N/A	N/A
Health care cost trend: Initial	6.95% / 5.45%	6.95% / 5.45%
Health care cost tread: Ultimate	4.75% / 4.75%	4.75% / 4.75%
Year ultimate reached	2027	2026

The following table presents the estimated benefit payments for each of the next five years and the aggregate amount expected to be paid in years six through ten (in thousands):

Calendar Year	Future Estimated Benefit Payments
2023	$ 27
2024	$ 11
2025	$ 11
2026	$ 10
2027	$ 10
2028-2032	$ 36

The Corporation's policy is to contribute the amount required to fund postretirement benefits as they become due to retirees. The amount expected to be required in contributions to the plan during 2023 is $27 thousand.

Executive Supplemental Pension Plan

The Corporation also sponsors an Executive Supplemental Pension Plan for certain former executive officers to restore certain pension benefits that may be reduced due to limitations under the Internal Revenue Code. The benefits under this plan are unfunded as of December 31, 2022 and 2021.

The Corporation uses a December 31 measurement date for its Executive Supplemental Pension Plan.

The following table presents Executive Supplemental Pension plan status at December 31, 2022 and 2021 (in thousands):

Change in projected benefit obligation:	2022	2021
Benefit obligation at beginning of year	$ 1,173	$ 1,251
Service cost	—	—
Interest cost	32	31
Actuarial (gain) loss	(148)	—
Benefits paid	(109)	(109)
Projected benefit obligation at end of year	$ 948	$ 1,173

Changes in plan assets:	2022	2021
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	109	109
Benefits paid	(109)	(109)
Fair value of plan assets at end of year	$ —	$ —
Unfunded status	$ (948)	$ (1,173)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2022 and 2021 consist of the following (in thousands):

	2022	2021
Net actuarial loss	$ 172	$ 339
Prior service cost	—	—
Total before tax effects	$ 172	$ 339

Accumulated benefit obligation at December 31, 2022 and 2021 was $0.9 million and $1.2 million, respectively.

Weighted-average assumption for disclosure as of December 31:	2022	2021
Discount rate	5.42 %	2.87 %
Assumed rate of future compensation increase	N/A	N/A
Weighted-average interest crediting rate	N/A	N/A

The components of net periodic benefit cost for the years ended December 31, 2022 and 2021 are as follows (in thousands):

Net periodic benefit cost	2022	2021
Service cost	$ —	$ —
Interest cost	32	31
Recognized actuarial loss	19	19
Net periodic postretirement benefit cost	$ 51	$ 50

Other changes in plan assets and benefit obligation recognized in other comprehensive income (loss):	2022	2021
Net actuarial (gain) loss	$ (148)	$ —
Recognized actuarial loss	(20)	(19)
Total recognized in other comprehensive income (loss) (before tax effect)	$ (168)	$ (19)
Total recognized in net benefit cost and other comprehensive income (loss) (before tax effect)	$ (117)	$ 31

During 2022, there was a $182 thousand decrease in the projected benefit obligation as a result of the increase in discount rate. Offsetting this was a mortality increase of $7 thousand, due to the update in the mortality assumption. There was also a $27 thousand increase in PBO due to participant mortality (longevity) experience. There were no other significant sources of gain or loss during 2022.

During 2022, the plan's total unrecognized net loss decreased by $167 thousand. Because the total unrecognized net gain or loss exceeds the greater of 10% of the projected benefit obligation or 10% of the plan assets, the excess will be amortized over the average future life expectancy of all participants. Previously, the excess had been amortized over the average future working lifetime of active participants, however, there are no longer any active participants in the plan as of January 1, 2017, so the amortization period was changed to be the average future life expectancy of all plan participants. As of January 1, 2023, the average future life expectancy of plan participants was 10.86 years.

Weighted-average assumptions for net periodic cost as of December 31:	2022	2021
Discount rate	2.87 %	2.61 %
Expected asset return	N/A	N/A
Assumed rate of future compensation increase	N/A	N/A
Weighted-average interest crediting rate	N/A	N/A

The discount rate was determined by projecting the plan's expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that resulted in the same projected benefit obligation.

The change in unrecognized net gain or loss is one measure of the degree to which important assumptions have coincided with actual experience. During 2022 the unrecognized net loss decreased 14.3% of the December 31, 2021 projected benefit obligation.

The following table presents the estimated benefit payments for each of the next five years and the aggregate amount expected to be paid in years six through ten for the Supplemental Pension Plan (in thousands):

Calendar Year	Future Estimated Benefit Payments
2023	$ 108
2024	$ 106
2025	$ 102
2026	$ 98
2027	$ 94
2028-2032	$ 390

The Corporation expects to contribute $110 thousand to the plan during 2023. Corporation contributions are equal to the benefit payments to plan participants. Funding requirements for subsequent years are uncertain and will significantly depend upon changes in assumptions used to calculate plan funding levels, the actual return on plan assets, changes in the employee groups covered by the plan, and any legislative or regulatory changes affecting plan funding requirements. For tax planning, financial planning, cash flow management or cost reduction purposes, the Corporation may increase, accelerate, decrease or delay contributions to the plan to the extent permitted by law.

Defined Contribution Supplemental Executive Retirement Plan

The Corporation also sponsors a Defined Contribution Supplemental Executive Retirement Plan for certain current executive officers, which was initiated in 2012. The plan is unfunded as of December 31, 2022 and is intended to provide nonqualified deferred compensation benefits payable at retirement, disability, death or certain other events. The accrued obligation for the plan as of December 31, 2022 and 2021 was $2.9 million and $2.4 million, respectively. A total of $0.5 million and $0.4 million was expensed during the years ended December 31, 2022 and 2021, respectively. In addition to each participants account being credited with the annual company contribution, each account will receive a quarterly interest credit that will be calculated based upon the average yield on five year U.S. Treasury Notes.

(14) STOCK COMPENSATION

On June 8, 2021, the Corporation's shareholders approved the Corporation's 2021 Equity Incentive Plan (the "2021 Plan") which provides for the grant of stock-based awards to officers, employees and directors of the Corporation and the Bank. A Form S-8 Registration Statement was filed with the SEC on June 18, 2021 registering shares to be awarded under the 2021 Plan. The 2021 Plan provides officers, employees and directors of the Corporation and the Bank with additional incentives to promote the growth and performance of the Corporation. The prior plan shall remain in existence solely for the purpose of administering outstanding grants.

Under the terms of the 2021 Plan, the Corporation may make discretionary grants of restricted shares of the Corporation's common stock to or for the benefit of employees selected to participate in the 2021 Plan, the chief executive officer and members of the Board of Directors. Awards are based on the performance, responsibility and contributions of the individual and are targeted at an average of the peer group. The maximum number of shares of the Corporation's common stock that may be awarded as restricted shares related to the 2021 Plan may not exceed 170,000, upon which time a new plan will be filed. Awards under the 2021 Plans may be vested no earlier than the first anniversary of the date on which the award is granted. Compensation expense for shares granted will be recognized over the vesting period of the award based upon average closing price of the Corporation's stock for each of the prior 30 trading days ending on the grant date.

During 2022 and 2021, a total of 33,586 and 20,763 shares, respectively, were re-issued from treasury to fund stock compensation. The expense related to the grants was $1.2 million and $0.5 million for 2022 and 2021, respectively. During January 2023 and 2022, 13,069 and 12,560 shares, respectively, were granted and re-issued from treasury to fund the stock component of the Directors' and the Chief Executive Officer's compensation. The Corporation recognized $0.5 million of expense related to these grants in 2022. Due to the transition to the new Plan, there was no expenses recognized for these grants in 2021. For 2023 grants, the expense related to this compensation will be recognized over the one year vesting period.

A summary of restricted stock activity as of December 31, 2022, and changes during the year ended is presented below:

	Shares		Weighted–Average Grant Date Fair Value
Nonvested at December 31, 2021	37,837	$	42.99
Granted	33,586		45.92
Vested	(15,126)		43.83
Forfeited or Cancelled	(895)		41.02
Nonvested at December 31, 2022	55,402	$	44.57

As of December 31, 2022, there was $1.4 million of total unrecognized compensation cost related to nonvested shares granted under the prior Plan and the 2021 Plan. The cost is expected to be recognized over a weighted-average period of 3.98 years. The total fair value of shares vested during the years ended December 31, 2022 and 2021 were $672 thousand and $620 thousand, respectively.

(15)   RELATED PARTY TRANSACTIONS

Members of the Board of Directors, certain Corporation officers, and their immediate families directly, or through entities in which they are principal owners (more than 10% interest) or board members, were customers of, and had loans and other transactions with the Corporation. These loans are summarized as follows for the years ended December 31, 2022 and 2021 (in thousands):

	2022		2021	
Balance at beginning of year	$	51,192	$	56,052
New loans or additional advances		990		2,642
Effect of changes in composition of related parties		(22,607)		(122)
Repayments		(1,513)		(7,380)
Balance at end of year	$	28,062	$	51,192

Deposits from principal officers, directors, and their affiliates at December 31, 2022 and 2021 were $28.4 million and $46.7 million, respectively.

The Bank leases its branch located at 1365 New Scotland Road, Slingerlands, New York, under a lease agreement through July 2024 from a former member of the Corporation's Board of Directors with monthly rent and CAM expenses totaling $4 thousand per month. This Board member retired from the Corporation's Board of Directors as of June 7, 2022. Rent and CAM paid to this Board member while serving on the Board totaled $25 thousand and $50 thousand for the years ended December 31, 2022 and 2021, respectively.

The Bank leases its branch located at 2 Rush Street, Schenectady, New York, under a lease agreement through February, 2033 from a member of the Corporation's Board of Directors with monthly rent and CAM expense totaling $8 thousand per month. Rent and CAM paid to this Board member totaled $102 thousand and $101 thousand for the years ended December 2022 and 2021, respectively.

WMG provided trust services to members of the Board of Directors, certain Corporation officers, and their immediate families directly, or through entities in which they are principal owners or board members. WMG fee income for the trust services provided totaled $0.6 million and $0.7 million for the years ended December 31, 2022 and 2021, respectively.

(16)   COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance sheet risk at year-end were as follows (in thousands):

	2022		2021	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$ 44,481	$ 75,028	$ 20,772	$ 46,558
Unused lines of credit	$ 2,887	$ 326,188	$ 4,745	$ 288,368
Standby letters of credit	$ —	$ 17,211	$ —	$ 7,974

Commitments to make real estate and home equity loans are generally made for periods of sixty days or less. As of December 31, 2022, the fixed rate real estate and home equity commitments to make loans have interest rates ranging from 5.00% to 7.25% and maturities ranging from three years to thirty years. Commitments to fund commercial draw notes are generally made for periods of three months to twenty-four months. As of December 31, 2022, the fixed rate commercial draw commitments have interest rates ranging from 2.79% to 6.91%.

Because many commitments and almost all standby letters of credit expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows. Loan commitments and unused lines of credit have off-balance sheet credit risk because only origination fees are recognized on the consolidated balance sheet until commitments are fulfilled or expire. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and collateral or other security is of no value. The Corporation does not anticipate losses as a result of these transactions. These commitments also have off-balance sheet interest rate risk in that the interest rate at which these commitments were made may not be at market rates on the date the commitments are fulfilled.

The Corporation has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled $17.2 million at December 31, 2022 and represent the maximum potential future payments the Corporation could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Corporation policies governing loan collateral apply to standby letters of credit at the time of credit extension. The carrying amount and fair value of the Corporation's standby letters of credit at December 31, 2022 was not significant.

In the normal course of business, there are various outstanding claims and legal proceedings involving the Corporation or its subsidiaries. The Corporation believes that it is not a party to any pending legal, arbitration, or regulatory proceedings that could have a material adverse impact on its financial results or liquidity.

(17) PARENT COMPANY FINANCIAL INFORMATION

Condensed parent company only financial statement information of Chemung Financial Corporation is as follows (investment in subsidiaries is recorded using the equity method of accounting) (in thousands):

BALANCE SHEETS - DECEMBER 31		2022		2021
Assets:				
Cash on deposit with subsidiary bank	$	2,708	$	2,473
Investment in subsidiary - Chemung Canal Trust Company		157,493		203,373
Investment in subsidiary - CFS Group, Inc.		1,294		1,074
Investment in subsidiary - Chemung Risk Management, Inc.		2,887		2,661
Dividends receivable from subsidiary bank		1,455		1,450
Securities available for sale, at estimated fair value		329		391
Other assets		1,728		1,517
Total assets	$	167,894	$	212,939
Liabilities and shareholders' equity:				
Dividends payable	$	1,455	$	1,450
Other liabilities		51		34
Total liabilities		1,506		1,484
Shareholders' equity:				
Total shareholders' equity		166,388		211,455
Total liabilities and shareholders' equity	$	167,894	$	212,939

STATEMENTS OF INCOME - YEARS ENDED DECEMBER 31		2022		2021
Dividends from subsidiary bank and non-bank	$	7,051	$	6,854
Interest and dividend income		7		4
Non-interest income		10		85
Non-interest expenses		586		432
Income before impact of subsidiaries' undistributed earnings		6,482		6,511
Equity in undistributed earnings of Chemung Canal Trust Company		21,638		19,492
Equity in undistributed earnings of CFS Group, Inc.		220		198
Equity in undistributed earnings of Chemung Risk Management, Inc.		250		98
Income before income tax		28,590		26,299
Income tax benefit		(193)		(126)
Net income	$	28,783	$	26,425

STATEMENTS OF CASH FLOWS - YEARS ENDED DECEMBER 31	2022	2021
Cash flows from operating activities:		
Net Income	$ 28,783	$ 26,425
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of Chemung Canal Trust Company	(21,638)	(19,492)
Equity in undistributed earnings of CFS Group, Inc.	(220)	(198)
Equity in undistributed earnings of Chemung Risk Management, Inc.	(250)	(98)
Change in dividend receivable	(5)	(236)
Change in other assets	(211)	(97)
Change in other liabilities	(733)	(252)
Expense related to employee stock compensation	—	132
Expense related to restricted stock units directors' deferred compensation plan	20	19
Expense to employee restricted stock awards	795	535
Net cash provided by operating activities	6,541	6,738
Cash flow from financing activities:		
Cash dividends paid	(5,797)	(5,318)
Purchase of treasury stock	(933)	(1,616)
Sale of treasury stock	424	426
Net cash used in financing activities	(6,306)	(6,508)
Increase (decrease) in cash and cash equivalents	235	230
Cash and cash equivalents at beginning of year	2,473	2,243
Cash and cash equivalents at end of year	$ 2,708	$ 2,473

(18)   FAIR VALUES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

> **Level 1:** Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

> **Level 2:** Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

> **Level 3:** Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Corporation used the following methods and significant assumptions to estimate fair value:

Available for Sale Securities: The fair values of securities available for sale are usually determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs), or matrix pricing, which is a mathematical technique widely used to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3 inputs).

Equity Investments: Securities that are held to fund a non-qualified deferred compensation plan and securities that have a readily determinable fair market value, are recorded with changes in fair value included in earnings. The fair values of equity investments are determined by quoted market prices (Level 1 inputs).

Impaired Loans: At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Impaired loans carried at fair value have been partially charged-off or receive specific allocations as part of the allowance for loan loss accounting. For collateral dependent loans, fair value is commonly based on real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of valuation, and management's expertise and knowledge of the client and client's business, typically resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

OREO: Assets acquired through or instead of loan foreclosures are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and OREO are performed by certified general appraisers (commercial properties) or certified residential appraisers (residential properties) whose qualifications and licenses have been reviewed and verified by the Corporation. Once received, appraisals are reviewed for reasonableness of assumptions, approaches utilized, Uniform Standards of Professional Appraisal Practice and other regulatory compliance, as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. Appraisals are generally completed within the previous 12 month period prior to a property being placed into OREO. On impaired loans, appraisal values are adjusted based on the age of the appraisal, the position of the lien, the type of the property and its condition.

Derivatives: The fair values of interest rate swaps are based on valuation models using observable market data as of the measurement date (Level 2 inputs). Derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices, and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The Corporation also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counter-party's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Corporation has considered the impact of any applicable credit enhancements, such as collateral postings. Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with credit risk participation are based on credit default rate assumptions (Level 3 inputs).

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

Financial Assets:	Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
			Fair Value Measurement at December 31, 2022 Using				
U.S. treasury notes and bonds	$	55,574	$	55,574	$	—	$ —
Mortgage-backed securities, residential	$	435,131	$	—	$	435,131	$ —
Obligations of states and political subdivisions		38,892		—		38,892	—
Corporate bonds and notes		21,970		—		21,970	—
SBA loan pools		81,022		—		81,022	—
Total available for sale securities	$	632,589	$	55,574	$	577,015	$ —
Equity Investments	$	2,246	$	2,246	$	—	$ —
Derivative assets		27,141		—		27,141	—
Financial Liabilities:							
Derivative liabilities	$	27,196	$	—	$	27,196	$ —

Financial Assets:	Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
			Fair Value Measurement at December 31, 2021 Using				
U.S. treasury notes and bonds	$	60,431	$	60,431	$	—	$ —
Mortgage-backed securities, residential	$	577,361	$	—	$	577,361	$ —
Obligations of states and political subdivisions		42,303		—		42,303	—
Corporate bonds and notes		22,848		—		22,848	—
SBA loan pools		89,083		—		89,083	—
Total available for sale securities	$	792,026	$	60,431	$	731,595	$ —
Equity investments	$	2,404	$	2,404	$	—	$ —
Derivative assets		9,711		—		9,711	—
Financial Liabilities:							
Derivative liabilities	$	9,498	$	—	$	9,498	$ —

There were no transfers between Level 1 and Level 2 during the twelve month periods ending December 31, 2022 and 2021.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of other financial instruments, at December 31, 2022 and December 31, 2021, are as follows (in thousands):

| | | Fair Value Measurements at December 31, 2022 Using | | | |
Financial assets:	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Estimated Fair Value (1)
Cash and due from financial institutions	$ 29,309	$ 29,309	$ —	$ —	$ 29,309
Interest-bearing deposits in other financial institutions	26,560	26,560	—	—	26,560
Equity investments	2,830	2,830	—	—	2,830
Securities available for sale	632,589	55,574	577,015	—	632,589
Securities held to maturity	2,424	—	1,450	952	2,402
FHLBNY and FRBNY stock	8,197	—	—	—	N/A
Loans, net and loans held for sale	1,809,789	—	—	1,757,171	1,757,171
Accrued interest receivable	8,682	132	2,002	6,548	8,682
Derivative assets	27,141	—	27,141	—	27,141
Financial liabilities:					
Deposits:					
Demand, savings, and insured money market accounts	$ 1,924,843	$ 1,924,843	$ —	$ —	$ 1,924,843
Time deposits	402,384	—	403,572	—	403,572
Accrued interest payable	864	66	798	—	864
Derivative liabilities	27,196	—	27,196	—	27,196

(1) *Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.*

Financial Assets:	Carrying Amount	Fair Value Measurements at December 31, 2021 Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Estimated Fair Value (1)
Cash and due from financial institutions	$ 17,365	$ 17,365	$ —	$ —	$ 17,365
Interest-bearing deposits in other financial institutions	9,616	9,616	—	—	9,616
Equity investments	2,964	2,964	—	—	2,964
Securities available for sale	792,026	60,431	731,595	—	792,026
Securities held to maturity	3,790	—	1,639	2,157	3,796
FHLBNY and FRBNY stock	4,218	—	—	—	N/A
Loans, net and loans held for sale	1,497,620	—	—	1,480,967	1,480,967
Accrued interest receivable	5,985	106	1,746	4,133	5,985
Derivative assets	9,711	—	9,711	—	9,711
Financial liabilities:					
Deposits:					
Demand, savings, and insured money market accounts	$ 1,959,076	$ 1,959,076	$ —	$ —	$ 1,959,076
Time deposits	196,357	—	197,658	—	197,658
Accrued interest payable	210	10	200	—	210
Derivative liabilities	9,498	—	9,498	—	9,498

(1) Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(19) REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Under Basel III rules, the Bank must hold a capital conservation buffer of 2.5 % above the adequately capitalized risk-based capital ratios. The net unrealized gain or loss on available for sale securities and changes in the funded status of the defined benefit pension plan and other benefit plans are not included in computing regulatory capital. Management believes as of December 31, 2022, the Bank met all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2022, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. The Corporation is no longer subject to FRB consolidated capital requirements applicable to bank holding companies, which are similar to those applicable to the Bank, until it reaches $3.0 billion in assets.

As of December 31, 2022, the most recent notification from the Federal Reserve Bank of New York categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, common equity Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There have been no conditions or events since that notification that management believes have changed the Bank's or the Corporation's capital category.

The Corporation's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net income, combined with the retained net income of the preceding two years, subject to the capital requirements in the table below. During 2023, the Bank could, without prior approval, declare dividends of approximately $49.3 million plus any 2023 net income retained to the date of the dividend declaration.

The actual capital amounts and ratios of the Corporation and the Bank are presented in the following tables (in thousands):

As of December 31, 2022	Actual		Minimal Capital Adequacy		Minimal Capital Adequacy with Capital Buffer		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets):								
Consolidated	$239,478	12.57 %	N/A	N/A	N/A	N/A	N/A	N/A
Bank	$230,560	12.10 %	$152,414	8.00 %	$200,044	10.50 %	$190,518	10.00 %
Tier 1 Capital (to Risk Weighted Assets):								
Consolidated	$219,820	11.54 %	N/A	N/A	N/A	N/A	N/A	N/A
Bank	$210,901	11.07 %	$114,311	6.00 %	$161,940	8.50 %	$152,414	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets):								
Consolidated	$219,820	11.54 %	N/A	N/A	N/A	N/A	N/A	N/A
Bank	$210,901	11.07 %	$ 85,733	4.50 %	$133,363	7.00 %	$123,837	6.50 %
Tier 1 Capital (to Average Assets):								
Consolidated	$219,820	8.23 %	N/A	N/A	N/A	N/A	N/A	N/A
Bank	$210,901	7.91 %	$106,616	4.00 %	N/A	N/A	$133,270	5.00 %

As of December 31, 2021	Actual		Minimum Capital Adequacy		Minimal Capital Adequacy with Capital Buffer		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets):								
Consolidated	$215,091	14.21 %	N/A	N/A	N/A	N/A	N/A	N/A
Bank	$206,988	13.69 %	$120,950	8.00 %	$158,746	10.50 %	$151,187	10.00 %
Tier 1 Capital (to Risk Weighted Assets):								
Consolidated	$196,147	12.96 %	N/A	N/A	N/A	N/A	N/A	N/A
Bank	$188,063	12.44 %	$ 90,712	6.00 %	$128,509	8.50 %	$120,950	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets):								
Consolidated	$196,147	12.96 %	N/A	N/A	N/A	N/A	N/A	N/A
Bank	$188,063	12.44 %	$ 68,034	4.50 %	$105,831	7.00 %	$ 98,272	6.50 %
Tier 1 Capital (to Average Assets):								
Consolidated	$196,147	8.06 %	N/A	N/A	N/A	N/A	N/A	N/A
Bank	$188,063	7.74 %	$ 97,151	4.00 %	N/A	N/A	$121,439	5.00 %

(20) ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS

Accumulated other comprehensive income or loss represents the net unrealized holding gains or losses on securities available for sale and the funded status of the Corporation's defined benefit pension plan and other benefit plans, as of the consolidated balance sheet dates, net of the related tax effect.

The following is a summary of the changes in accumulated other comprehensive income or loss by component, net of tax, for the periods indicated (in thousands):

	Unrealized Gains and Losses on Securities Available for Sale	Defined Benefit and Other Benefit Plans	Total
Balance at January 1, 2022	$ (2,495)	$ (4,035)	$ (6,530)
Other comprehensive income before reclassification	(68,801)	47	(68,754)
Amounts reclassified from accumulated other comprehensive income (loss)	—	27	27
Net current period other comprehensive income (loss)	(68,801)	74	(68,727)
Balance at December 31, 2022	$ (71,296)	$ (3,961)	$ (75,257)

	Unrealized Gains and Losses on Securities Available for Sale	Defined Benefit and Other Benefit Plans	Total
Balance at January 1, 2021	$ 9,127	$ (6,726)	$ 2,401
Other comprehensive income (loss) before reclassification	(11,622)	2,698	(8,924)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(7)	(7)
Net current period other comprehensive income (loss)	(11,622)	2,691	(8,931)
Balance at December 31, 2021	$ (2,495)	$ (4,035)	$ (6,530)

The following is the reclassification out of accumulated other comprehensive income (loss) for the periods indicated (in thousands):

Details about Accumulated Other Comprehensive Income (Loss) Components	Year Ended December 31,		Affected Line Item in the Statement Where Net Income is Presented
	2022	2021	
Amortization of defined pension plan and other benefit plan items:			
Prior service costs (a)	—	(220)	Other components of net periodic pension and postretirement benefits
Actuarial losses (a)	38	212	Other components of net periodic pension and postretirement benefits
Tax effect	(11)	1	Income tax expense
Total reclassification for the period, net of tax	$ 27	$ (7)	

(a) These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension and other benefit plan costs (see Note 13 for additional information).

(21)   SEGMENT REPORTING

The Corporation manages its operations through two primary business segments: core banking and WMG. The core banking segment provides revenues by attracting deposits from the general public and using such funds to originate consumer, commercial, commercial real estate, and residential mortgage loans, primarily in the Corporation's local markets, and to invest in securities. The WMG services segment provides revenues by providing trust and investment advisory services to clients.

Accounting policies for the segments are the same as those described in Note 1. Summarized financial information concerning the Corporation's reportable segments and the reconciliation to the Corporation's consolidated results are shown in the following table. Income taxes are allocated based on the separate taxable income of each entity and indirect overhead expenses are allocated based on reasonable and equitable allocations applicable to the reportable segment. The Holding Company, CFS, and CRM column below includes amounts to eliminate transactions between segments as well as income and expenses related to insurance products, mutual funds, brokerage services, and captive insurance (in thousands).

Year ended December 31, 2022	Core Banking	WMG	Holding Company, CFS and CRM	Consolidated Totals
Interest and dividend income	$ 81,425	$ —	$ 50	$ 81,475
Interest expense	7,296	—	—	7,296
Net interest income	74,129	—	50	74,179
Provision for loan losses	(554)	—	—	(554)
Net interest income after provision for loan losses	74,683	—	50	74,733
Non-interest income	10,225	10,280	931	21,436
Non-interest expenses	51,301	6,582	1,397	59,280
Income (loss) before income tax expense	33,607	3,698	(416)	36,889
Income tax expense (benefit)	7,361	851	(106)	8,106
Segment net income (loss)	$ 26,246	$ 2,847	$ (310)	$ 28,783
Segment assets	$ 2,635,043	$ 2,559	$ 7,951	$ 2,645,553

Year ended December 31, 2021	Core Banking	WMG	Holding Company, CFS and CRM	Consolidated Totals
Interest and dividend income	$ 68,984	$ —	$ 24	$ 69,008
Interest expense	3,419	—	—	3,419
Net interest income	65,565	—	24	65,589
Provision for loan losses	17	—	—	17
Net interest income after provision for loan losses	65,548	—	24	65,572
Non-interest income	11,740	11,072	1,058	23,870
Non-interest expenses	47,807	6,642	1,233	55,682
Income (loss) before income tax expense	29,481	4,430	(151)	33,760
Income tax expense (benefit)	6,408	979	(52)	7,335
Segment net income (loss)	$ 23,073	$ 3,451	$ (99)	$ 26,425
Segment assets	$ 2,410,934	$ 3,125	$ 4,416	$ 2,418,475

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CHEMUNG FINANCIAL CORPORATION**

DATED: MARCH 22, 2023   By: /s/ Anders M. Tomson
_____
Anders M. Tomson, President and Chief Executive Officer
(Principal Executive Officer)

DATED: MARCH 22, 2023   By: /s/ Karl F. Krebs
_____
Karl F. Krebs, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been executed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Raimundo C. Archibold, Jr. Raimundo C. Archibold, Jr.	Director	March 22, 2023
/s/ Ronald M. Bentley Ronald M. Bentley	Director	March 22, 2023
/s/ David M. Buicko David M. Buicko	Director	March 22, 2023
/s/ David J. Dalrymple David J. Dalrymple	Director and Chairman of the Board of Directors	March 22, 2023
/s/ Robert H. Dalrymple Robert H. Dalrymple	Director	March 22, 2023
/s/ Richard E. Forrestel, Jr. Richard E. Forrestel, Jr.	Director	March 22, 2023
/s/ Denise V. Gonick Denise V. Gonick	Director	March 22, 2023
/s/ Stephen M. Lounsberry, III Stephen M. Lounsberry, III	Director	March 22, 2023
/s/ Joseph F. Meade, IV Joseph F. Meade, IV	Director	March 24, 2023
/s/ Jeffrey B. Streeter Jeffrey B. Streeter	Director	March 22, 2023

**(Signatures, continued)**

Signature	Title	Date
/s/ G. Thomas Tranter, Jr. G. Thomas Tranter, Jr.	Director	March 22, 2023
/s/ Thomas R. Tyrrell Thomas R. Tyrrell	Director	March 22, 2023
/s/ Anders M. Tomson Anders M. Tomson	Chief Executive Officer and President	March 22, 2023
/s/ Karl F. Krebs Karl F. Krebs	Chief Financial Officer and Treasurer	March 22, 2023